EXHIBIT 99.1

ANNUAL INFORMATION FORM

of

SILVER STANDARD RESOURCES INC.

March 15, 2013

LIST OF TABLES

LIST OF FIGURES

Figure 1 Pitarrilla Property Ownership	47
Figure 2 Project Location	64
Figure 3 San Luis Vein System	68
Figure 4 Location of 2006 Channel Samples on Central Portion of Ayelén Vein	70

SILVER STANDARD RESOURCES INC.

ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form, Silver Standard Resources Inc., together with its subsidiaries, as the context requires, is referred to as “we,” “our,” “us,” the “Company” and “Silver Standard”. All information contained in this Annual Information Form is as at December 31, 2012, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is,” “are,” “current,” “currently,” “presently,” “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Cautionary Notice Regarding Forward-Looking Statements

This Annual Information Form herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors”:

—	uncertainty of production and cost estimates for the Pirquitas Mine, the Pitarrilla Project and the San Luis Project;

—	future development risks, including start-up delays and operational issues;

—	inability to replace Mineral Reserves;

—	our ability to obtain adequate financing for further exploration and development programs;

—	commodity price fluctuations;

—	the possibility of future losses;

—	general economic conditions;

—	the recoverability of our interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium’s common shares;

—	counterparty and market risks related to the sale of our concentrates;

—	political instability and unexpected regulatory changes;

—	potential export tax on silver concentrate production from the Pirquitas Mine;

—	differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources;

—	uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably;

—	uncertainty in acquiring additional commercially mineable mineral rights;

—	lack of suitable infrastructure or damage to existing infrastructure;

—	our revenue being derived from a single operation;

—	delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained;

—	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

—	reclamation requirements for our exploration properties;

—	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

—	governmental regulations, including environmental regulations;

—	non-compliance with anti-corruption laws;

—	complying with emerging climate change regulations and the impact of climate change;

—	uncertainties related to title to our mineral properties and the ability to obtain surface rights;

—	our insurance coverage;

—	civil disobedience in the countries where our properties are located;

—	operational safety and security risks;

—	actions required to be taken by us under human rights law;

—	currency fluctuations;

—	competition for mining services and equipment;

—	competition in the mining industry for properties;

—	competition for qualified personnel and management and potential labour unrest;

—	shortage or poor quality of equipment or supplies;

—	our ability to attract and retain qualified management to grow our business;

—	compliance with the requirements of the Sarbanes-Oxley Act;

—	our adoption of IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”);

—	tightened controls over the VAT collection process in Argentina;

—	increased regulatory compliance costs related to the Dodd-Frank Act;

—	conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies;

—	claims and legal proceedings;

—	potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside the United States;

—	certain terms of our convertible notes;

—	our policy of not paying cash dividends for the foreseeable future; and

—	other risks related to our common shares.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.

Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla Project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner and our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas Mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Currency and Exchange Rate Information

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the Bank of Canada noon spot rate of exchange.

	Fiscal Year Ended December 31,
	2009		2010		2011		2012
Rate at the end of period	US$	0.9555	US$	1.0054	US$	0.9833	US$	1.0051
Average rate during period	US$	0.8757	US$	0.9709	US$	1.0111	US$	1.0004
Highest rate during period	US$	0.9716	US$	1.0054	US$	1.0583	US$	1.0299
Lowest rate during period	US$	0.7692	US$	0.9278	US$	0.9430	US$	0.9599

On March 14, 2013, the noon spot rate of exchange was C$1.00 per US$0.9746.

Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates

The disclosure included in this Annual Information Form uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and the mineral reserves and mineral resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards adopted by the CIM Council on November 27, 2010, which were adopted by the Canadian Securities Administrators’ (the “CSA”) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, mineral reserves and mineral resources information included in this

Annual Information Form is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserves estimates included in this Annual Information Form may not qualify as “reserves” under SEC standards.

In addition, this Annual Information Form use the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this Annual Information Form is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this Annual Information Form that describes our Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

The term “Qualified Person” as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101.

Notice regarding Non-GAAP Measures

This Annual Information Form includes certain terms or performance measures commonly used in the mining industry that are not defined under Canadian generally accepted accounting principles before the adoption of IFRS (“Canadian GAAP”) or International Financial Reporting Standards as issued by the International Accounting Standards Board and incorporated in the Handbook of the Canadian Institute of Chartered Accountants (“IFRS”), including cash costs and total costs per ounce of silver and adjusted net income (loss) per share. We believe that, in addition to conventional measures prepared in accordance with Canadian GAAP and IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP and IFRS. These non-GAAP and non-IFRS measures should be read in conjunction with our financial statements. See “Non-GAAP Financial Measures” in our management’s discussion and analysis for the year ended December 31, 2012 and “Changes to the Presentation of Non-GAAP Financial Measures” in our material change report, dated January 9, 2013.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979.  We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common shares on a 1-for-5 basis on August 9, 1984.  All share data in this Annual Information Form refer to consolidated shares/data, unless otherwise indicated.  We changed our name to “Silver Standard Resources Inc.” on April 9, 1990.  On May 12, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act (the “BCBCA”), under which we are incorporated, and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Our head office and registered and records office is located at Suite 1400 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. Effective April 1, 2013, our head office and registered and records office will be located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.

Intercorporate Relationships

The following is a diagram of the intercorporate relationships among us and our material subsidiaries, each of which is wholly-owned by us.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a primary silver resource and production company that has one producing mine and a portfolio of silver resource dominant projects. Our properties are located in six countries in the Americas. We are focused on operating and producing silver from the Pirquitas Mine, which is located in the Province of Jujuy, Argentina, and on advancing the Pitarrilla Project in Durango State, Mexico as well as the San Luis Project in Ancash Department, Peru. In addition, we continue to advance our large portfolio of mineral projects and properties, which are at various stages of exploration and development. A number of these properties have silver mineral resources identified on them. We believe we hold one of the largest silver mineral reserves and silver mineral resources positions of any publicly traded silver company.

Recent Developments and Outlook for 2013

On January 8, 2013, we announced our production and cost guidance for 2013. We expect to produce and sell in 2013 between 8.2 and 8.5 million ounces of silver from the Pirquitas Mine, with cash costs of between $17.00 and $18.50 per ounce of silver. In addition, in 2013 the Pirquitas Mine is expected to produce over 20 million pounds of zinc. In 2013, we plan to spend approximately $15 million on exploration, with $7 million budgeted for exploration at our Mexican projects and the balance mainly budgeted for projects in Argentina and Peru. Capital expenditures are expected to be $25 million at the Pirquitas Mine in 2013, including approximately $15 million for a tailings facility expansion but excluding capitalized stripping costs. We expect to spend a minimum of $17 million on development in 2013, with approximately $8 million and $7 million budgeted for the Pitarrilla and San Luis projects, respectively, in line with our goal of advancing these projects to construction decisions. Planned investments in advance of construction decisions include optimization, land acquisition, community agreements, permitting and financing. Should construction decisions be made, we would expect development expenditures to increase significantly.

On January 16, 2013, we completed an offering of $250 million aggregate principal amount of 2.875% convertible senior notes due in 2033 (the “Initial 2013 Notes”). We closed an additional $15 million aggregate principal amount of 2.875% convertible senior notes due 2033 (together with the Initial 2013 Notes, the “2013 Notes”) on February 13, 2013 pursuant to the partial exercise of the over-allotment option granted to the purchasers of the Initial 2013 Notes. The initial conversion rate for the 2013 Notes is 50 common shares per $1,000 principal amount of the 2013 Notes, equivalent to a conversion price of $20.00 per common share, and is subject to adjustment. We used $138 million of the net proceeds from the sale of the 2013 Notes to repurchase our existing convertible notes on March 1, 2013 and the indenture relating to those notes was discharged on March 15, 2013. The remaining net proceeds will be used for general corporate purposes, which may include developing or advancing our property portfolio.

2012 Developments

During the first half of 2012, we received aggregate cash proceeds of approximately C$71 million upon the exercise of share purchase warrants of Pretium Resources Inc. (“Pretium”) issued as part of the secondary offering of 11.5 million units of Pretium that closed in April 2011. Upon completion of the exercise of the warrants, our equity interest in Pretium was reduced to approximately 20%.

The Pirquitas Mine produced 8.6 million ounces of silver and 11.2 million pounds of zinc in 2012, which exceeded silver production guidance and was in line with zinc production guidance for the year. The mine produced silver at a cash cost of $19.14 per payable ounce sold. Also in 2012, we completed approximately 53,000 metres of drilling at the Pirquitas Mine. The majority of the planned drilling was designed to expand and better define the Cortaderas Breccia and Cortaderas Valley Mineral Resources and upgrade portions of these Mineral Resources from the Inferred Mineral Resource to the Indicated Mineral Resource category.

We completed long-term silver concentrate contracts in 2012. The sales contracts cover planned production from the Pirquitas Mine through 2013, and enabled us to sell down our silver concentrate inventory balance through the second half of 2012.

In 2012, the regulatory environment in Argentina was challenging. In early 2012, the Argentine Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export proceeds from

180 days to 15 days, which caused the Pirquitas Mine to temporarily suspend shipments while we assessed the potential impact of this resolution. Subsequently, the time permitted to repatriate export proceeds was increased to 30 days and then to 140 days for silver and zinc concentrates, which enabled us to recommence shipping. In September 2012, a revised resolution reinstated the 180 day time limit for silver concentrates only. Further, the Argentine Central Bank increased its involvement in U.S. dollar inflows and outflows, and the country continued to experience high inflation along with a weakening currency.

In December 2012, the Federal Court of Appeal (Salta) upheld an injunction granted in our favour by the Federal Court (Jujuy) effective September 29, 2010, which prohibited the Federal Government of Argentina from withholding the 10% export duty imposed upon us by the National Customs Authority of Argentina (Dirección Nacional de Aduanas or “DNA”) in December 2007. However, the Federal Government has sought permission from the Federal Court of Appeal (Salta) to appeal this decision to the Federal Supreme Court of Argentina. See “Foreign Operations – Argentina – Regulatory – Export Controls and Duties”.

On September 10, 2012, the Peruvian government approved the environmental impact assessment (“EIA”) for the mining operation of the Ayelén deposit, completing a significant milestone for the San Luis Project. Long-term land access negotiations are continuing with one of the two local communities that control the rights to surface lands on which the future mine would be located. An agreement with the other community was completed in late 2011. With the EIA approved, completion of the final land access agreement would enable permit applications to be submitted and, once received, a development decision to be made. We may initiate applications with the Peruvian Government in respect of a financial stability agreement in accordance with the Peruvian General Mining Law. See “Foreign Operations – Peru – Regulatory – Stability Agreements”.

In a news release dated December 4, 2012, we announced the results of a feasibility study for the Pitarrilla Project. On December 17, 2012, we filed a technical report entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “2012 Pitarrilla Technical Report”) in support of the feasibility study. The 2012 Pitarrilla Technical Report estimates that the Pitarrilla Project will produce 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32 year project life, making the Pitarrilla Project one of the world’s largest undeveloped silver mining projects. Annual silver production is expected to peak at 26 million ounces and average approximately 15 million ounces per year during the first 18 years of production.

In connection with the 2012 Pitarrilla Technical Report, we prepared updated estimates of the Pitarrilla Project’s Mineral Reserves and Mineral Resources. As of December 4, 2012, the deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver, 1,014 million pounds of lead and 2,722 million pounds of zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver, 1,815 million pounds of lead and 4,146 million pounds of zinc, all at a 30 grams per tonne silver cut-off. The updated Mineral Reserves for the Pitarrilla Project represent an increase of approximately 422% from the Mineral Reserves estimate for the project that was reported on September 21, 2009 in a technical report entitled “NI 43-101 Technical Report – Pitarrilla Property Pre-feasibility Study”.

2011 Developments

On April 8, 2011, we completed a secondary offering of 11.5 million units of Pretium at a price of C$10.00 per unit for gross proceeds of C$115 million. Each unit consisted of one common share of Pretium owned by us and one-half of one common share purchase warrant of Pretium, with each whole warrant exercisable to purchase one common share of Pretium owned by us at a price of C$12.50 per share for a period of 12 months following the closing. The offering reduced our equity interest in Pretium from 42.3% to approximately 28.9%.

On June 30, 2011, we entered into a share and asset purchase agreement with Esperanza Resources Corp. (“Esperanza”), Esperanza Silver Peru S.A.C. and Reliant Ventures S.A.C. (“Reliant Ventures”), as amended July 28, 2011, pursuant to which we purchased all of Esperanza’s remaining interest in the San Luis Project for C$18 million in cash, the transfer to Esperanza of the 6,459,600 common shares in Esperanza that we owned and the grant of a royalty equal to 1% of net smelter returns on future production from the project. The transaction closed on July 28, 2011 and, accordingly, we own 100% of the San Luis Project subject to the 1% net smelter returns royalty granted to Esperanza.

On September 23, 2011, we completed the sale of the Bowdens Project. The sale was effected pursuant to a share purchase agreement dated August 1, 2011 among Kingsgate Consolidated Limited (“Kingsgate”), Silver Standard and Silver Standard Australia (BVI) Inc., our wholly owned subsidiary, pursuant to which we sold to Kingsgate all of the shares of Silver Standard Australia Pty Limited (which holds the Bowdens Project) for A$35 million in cash, 3,440,367 of Kingsgate’s common shares, with an aggregate value of A$30 million as of the closing date and two deferred cash payments of A$5 million due on December 31, 2011 and June 30, 2012 (both of which were subsequently received).

In October 2011, the Federal Government of Argentina announced a decree that required all funds from mining export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. Each transfer is subject to a 0.6% transfer tax. See “Foreign Operations – Argentina – Regulatory – Export Controls and Duties”.

In the second half of 2011, the plant at the Pirquitas Mine underwent significant repairs, as additional crushing capacity was installed and the ball mill gearbox was replaced. At several times throughout the year, the plant was offline for repair and maintenance.

On November 9, 2011, we announced a reduction to the estimated Mineral Reserves at Pirquitas and filed a NI 43-101 Technical Report dated December 23, 2011 entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina” (the “2011 Pirquitas Technical Report”) on SEDAR. The reduction to the estimated Mineral Reserve at Pirquitas resulted in a reduction to the expected mine life.

2010 Developments

In June 2010, we completed a NI 43-101 technical report summarizing our feasibility study on the Ayelén Vein, entitled “Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru” and dated effective June 4, 2010 (the “San Luis Feasibility Study”) and our interest in the project increased from 55% to 70% pursuant to the terms of the joint venture agreement dated September 6, 2005 with Esperanza.

In December 2010, we completed the sale of our 100% interest in the Snowfield Project and the Brucejack Project located in northern British Columbia, Canada to Pretium, a newly formed company that completed its initial public offering concurrently with the closing of the sale, for $211.3 million in gross cash proceeds, 32,537,833 common shares in Pretium, and a non-interest bearing convertible promissory note issued by Pretium in the principal amount of $39.1 million. Pretium subsequently repaid $18 million of the note, with the balance automatically converting into 3,625,500 common shares of Pretium.

DESCRIPTION OF THE BUSINESS

General

Our business is the exploration, development and production of silver-dominant mineral properties, which are located in six countries in the Americas. Our strategic focus is to generate cash flow through optimizing commercial production at the Pirquitas Mine and by advancing the Pitarrilla Project, the San Luis Project and our other projects within our project pipeline towards development and commercial production. In addition, from time to time, we may monetize certain of our non-core assets to accelerate the advancement of more strategically significant properties, as we did when we sold the Bowdens Project to Kingsgate in 2011 and the Snowfield and Brucejack Projects to Pretium in late 2010. Further, we will consider strategic opportunities to grow through targeted acquisitions and we believe that our strong balance sheet (including a retained ownership of approximately 19.7% of Pretium’s issued and outstanding shares as at the date of this Annual Information Form) positions us well to execute on such opportunities. In addition to our Pirquitas Mine, the Pitarrilla Project and the San Luis Project, we also own a large portfolio of mineral projects with estimated silver mineral resources, which includes the Diablillos Project in Argentina, the Berenguela Project in Peru, the Challacollo Project in Chile, the Candelaria Project and Maverick Springs Projects in Nevada, U.S.A., the San Agustin Project in Mexico and the Sunrise Lake Project in the Northwest Territories, Canada. In addition to the projects noted above, we have a number of other mineral property holdings at various stages of exploration, with the majority of these existing in Mexico and Canada.

Material Projects

Pirquitas Mine

The Pirquitas Mine is a wholly-owned open-pit mine and processing plant that is exploiting a primary silver deposit located in northwestern Argentina near the borders of Bolivia and Chile. The project is held by our wholly-owned subsidiary, Mina Pirquitas, Inc. (“MPI”) (formerly known as Sunshine Argentina, Inc.) and consists of 50 semi-contiguous mineral exploration concessions covering a total area of 3,621 hectares.

As of December 31, 2012, the Pirquitas Mine is estimated to have Proven and Probable Mineral Reserves containing 80.0 million ounces of silver, based on a silver price of US$25.00 per ounce. The 2011 Pirquitas Technical Report estimates daily mine production of a maximum 50,000 tonnes per day of ore and waste and an annual production of approximately 8 to 10 million ounces of silver with the current pit design. Mine sustaining capital expenditures during the life of the mine are estimated to be $142.7 million. A copy of the 2011 Pirquitas Technical Report is available under our profile on SEDAR at www.sedar.com.

The Pirquitas Mine has been in commercial production since December 1, 2009, producing 6.3 million ounces of silver in 2010, 7.1 million ounces of silver and 10.1 million pounds of zinc in 2011 and 8.6 million ounces of silver and 11.2 million pounds of zinc in 2012. The current mine plan has the mine ending in early 2019 (6.25 years mine life – formerly 5.5 years in the 2011 Pirquitas Technical Report).  During the mine life a long term low grade stockpile will be developed and this will be used as needed during the mine life, but will constitute the majority of the plant feed source in 2019 and all of the feed source in 2020.  Annual production is expected to remain in a range of 8 to 10 million ounces of silver from 2013 to 2018 and plant production in 2019 and 2020 is expected to amount to around 4 million ounces of silver per year.

The Pirquitas Mine is located in an historic mining district and is accessible by public roads from two directions. The mine’s energy requirements are supplied by gas-powered generation utilizing natural gas supplied from a line located approximately 40 kilometres to the south of the property. The Pirquitas Mine site is located approximately 850 kilometres by road from the port of Antofagasta in Chile and approximately 2,000 kilometres by road from the port of Buenos Aires in Argentina.

As part of our search for additional Mineral Resources, in 2012 we completed approximately 53,000 metres of diamond drilling on the Pirquitas Mine property. This drilling campaign was principally designed to expand and better define the Cortaderas Breccia and Cortaderas Valley Mineral Resources (each as defined in the 2011 Pirquitas Technical Report), located approximately 500 metres north of the San Miguel open pit, and upgrade portions of these Mineral Resources from the Inferred Mineral Resource category to the Indicated Mineral Resource category.

Based on the results of the drilling, these areas were merged into a single Cortaderas zone for Mineral Resources estimation.  The Mineral Resources estimated for Cortaderas as of December 31, 2012 comprise 3.6 million tonnes totalling 15.6 million ounces of silver and 403 million pounds of zinc in the Indicated category and 2.7 million tonnes totalling 14.1 million ounces of silver and 326 million pounds of zinc in the Inferred category, all reported above a 50 grams per tonne silver cut-off.

We currently have all material surface and water rights, as well as all material permits, necessary for the continued operation of the Pirquitas Mine. As the production of the Pirquitas Mine continues, we may need to obtain additional environmental and other governmental approvals and permits.  See “Risk Factors” and “Mineral Properties – Pirquitas Mine”.

Pitarrilla Project

The Pitarrilla Project is a wholly-owned silver project in the northern part of the State of Durango, Mexico. It can be accessed from several all-weather roads. The project is held by our wholly-owned subsidiary, Silver Standard Durango S.A. de C.V. (“SSD”) and comprises 12 contiguous mineral claims covering an area of 136,192 hectares.

On December 17, 2012, we filed the 2012 Pitarrilla Technical Report in accordance with the requirements of NI 43-101 and in support of a feasibility study for the Pitarrilla Project. A copy of the 2012 Pitarrilla Technical Report is available under our profile on SEDAR at www.sedar.com. The 2012 Pitarrilla Technical Report estimates that the Pitarrilla Project will produce 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32 year project life, making the Pitarrilla Project one of the world’s largest undeveloped silver mining projects, with silver production expected to peak at 26 million ounces per year and average approximately 15 million ounces per year during the first 18 years of production. The 2012 Pitarrilla Technical Report estimates that total construction capital for the project is $715 million, including a contingency of $82 million, with total pre-production capital of $741 million, including $131 million of pre-operating revenue. Sustaining capital for the project is estimated to be $404 million, including a $25 million contingency.

In connection with the 2012 Pitarrilla Technical Report, we prepared updated estimates of the Pitarrilla Project’s Mineral Reserves and Mineral Resources. As of December 4, 2012, the deposit is estimated to comprise Probable Mineral Reserves of 156.6 million tonnes containing 478.7 million ounces of silver, 1,013.5 million pounds of lead and 2,721.5 million pounds of zinc and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260.3 million tonnes containing 695 million ounces of silver, 1,815 million pounds of lead and 4,146 million pounds of zinc at a 30 grams per tonne silver cut-off.

We are actively engaged in obtaining the remaining surface rights required for the permitting, construction and operation of the Pitarrilla Project. As of the date of this Annual Information Form, the surface rights for five tracts of land at the Pitarrilla Project are still required. We plan to submit all outstanding permit applications, and expect to receive all permit approvals, by the end of 2013 upon receipt of clear title to, or access agreements in respect of, all required land. Financing must be secured before the project can be constructed. We intend to utilize the feasibility study as the basis for further discussions with financial institutions and potential partners. At the same time, we will continue to optimize the project through continued engineering design and process development work. Critical infrastructure for the project, including upgrade and maintenance of access roads, a communications system and ground water resources, are expected to be developed during 2013. See “Risk Factors” and “Mineral Properties – Pitarrilla Project”.

San Luis Project

The San Luis Project is a wholly-owned high-grade gold-silver project located in the Ancash Department of central Peru, approximately 25 kilometres northwest of Barrick Gold Corporation’s Pierina gold mine. It can be accessed by two all-weather roads. On July 28, 2011, we completed the acquisition of the remaining 30% interest in the San Luis Project from Esperanza, our former joint venture partner. The project is held by our wholly-owned subsidiary, Reliant Ventures, and consists of 43 mineral concessions covering an area of 35,538 hectares.

The Ayelén Vein gold-silver deposit is an epithermal quartz vein deposit sub-class of precious metal deposits.  Such quartz vein systems are characterized by their relatively high concentrations of gold and silver with low concentrations of base metal-rich sulphide minerals. In June 2010, we completed the San Luis Feasibility Study for the development of the San Luis Project, and on September 10, 2012, the Peruvian Ministry of Mines and Energy approved our EIA for the mining operation on the Ayelén Vein.

Long-term land access negotiations are continuing with one of the two local communities that control the rights to surface lands on which the future mine would be located. An agreement with the other community was completed in late 2011. With the EIA approved, completion of the final land access agreement will enable permit applications to be submitted and a development decision to be made.

The San Luis Project comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes, containing 7.2 million ounces of silver and 0.29 million ounces of gold within the Ayelén Vein. Other identified veins on the 35,000 hectare property require further exploration. A copy of the San Luis Feasibility Study is available under our profile on SEDAR at www.sedar.com.

During the third quarter of 2012, we received approval for an exploration EIA allowing for an exploration drilling campaign at the BP Zone, a high-potential porphyry copper target, located about 4.5 kilometres southeast of the Ayelén Vein. This target is located in an area where land access for exploration activities has been previously granted by the local community. We plan to commence our 2,500 metre drill campaign once we have received all permits and necessary approvals. See “Mineral Properties – San Luis Project”.

Project Pipeline

In addition to our three principal projects, we hold interests in a number of other properties that are geographically broadly distributed and at various stages of exploration. With the exception of the Maverick Springs Project in Nevada, USA, in which we hold a 55% interest through a joint venture, all of the properties described immediately below are wholly-owned.

We own the Diablillos Project (a silver-gold project) in northwestern Argentina, located approximately 275 kilometres south of the Pirquitas Mine, the San Agustin Project (a silver-gold project) in Durango State, Mexico, the Berenguela Project (a silver project) in Puno Department, Peru, the Challacollo Project (a silver project) in Region 1, Chile, the Candelaria Project (a former operating silver-gold mine) in Nevada, U.S.A., the Maverick Springs Project (a silver project) in Nevada, U.S.A., the Sunrise Lake Project (a polymetallic project) in the Northwest Territories, Canada, the Veta Colorada Project (a silver project) in Chihuahua State, Mexico and the San Marcial Project (a silver-lead-zinc project) located near Mazatlan, Mexico.

We also own a number of other mineral property holdings in Argentina, Canada, Chile, Mexico and the United States.

Principal Product

Our principal product is silver concentrate, although we also produce and sell zinc concentrate. From initial production until the middle of 2011, we sold our silver and zinc concentrates to a single trading counterparty. In the second half of 2011, we commenced marketing discussions with several third party smelters, refiners, and traders for the sale of our silver concentrate. We completed four long-term and multiple spot sale contracts in 2012 directly with smelting and refining counterparties to diversify our customer base. In the future, the loss of any one smelting and refining client may have a material adverse effect on us if alternate smelters and refiners are not available, although we believe there is sufficient global capacity available to address the loss of any one customer.

Currently, all of our silver and zinc is produced at the Pirquitas Mine.

Our revenue by product category for the financial years ended December 31, 2011 and December 31, 2012 was as follows:

Product Revenue	2011	2012
Silver	94%	98%
Zinc	6%	2%

Additional information related to our segmented information is set forth in Note 21 to our consolidated financial statements for the year ended December 31, 2012 and is referred to in our management’s discussion and analysis for the year ended December 31, 2012 under the heading “Summarized Annual Financial Results”.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, engineering, drilling, metallurgy, permitting, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting. We face competition for qualified personnel with these specialized skills and knowledge, including at the Pirquitas Mine, which may increase our costs of operating the mine or result in delays.

Competitive Conditions

The precious and base mineral exploration and mining business is competitive. We compete with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater Mineral Reserves than us, for the acquisition of mineral claims, leases and other mineral interests. The mining industry as a whole is experiencing a skills deficit; we continue to see increased competition for qualified skilled personnel at all of our operations / projects. The Pirquitas Mine project will also be subject to these pressures and could increase costs of operating the mine or result in delays, to date we have not experienced any shortfalls or delays as a result of personnel. Expatriate employees will also be required in the early stages of the Pitarrilla Project. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Employees

As at December 31, 2012, we employed a total of 815 full-time employees and 665 contract employees. The table below sets out our employees at each of the following locations:

Location	Number of Employees
	Full-time	Contract
Vancouver Office	46	5
Argentina	676	438
Peru	44	145
Mexico	45	75
U.S.	4	--
Chile	--	2

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits.  The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Currently, we have reclamation obligations at the Pirquitas Mine, as well as the Duthie property and the Silver Standard mine property, both located in British Columbia, Canada. In 2012, our reclamation work program at the Duthie property was carried out at a cost of approximately $0.1 million. Remaining reclamation obligations beyond 2012 include the construction of a wetland for water filtration purposes and the monitoring of the results of the reclamation project in subsequent years. Estimated costs for the remaining reclamation beyond 2012 are approximately $0.9 million.  At the Silver Standard mine property we incurred approximately $0.5 million in expenditures for reclamation work completed in 2012. Estimated costs for reclamation work programs on the Silver Standard mine property beyond 2012 are $2.2 million.

Our current closure and reclamation cost estimate at Pirquitas is approximately $50 million. This estimate is based on conceptual level engineering and will be updated periodically to reflect changes in the life of mine plan. The proposed work focuses on diverting storm water around the waste dumps and pit areas as well as capturing and passively treating impacted waters.

Foreign Operations

All of our current production and revenue is derived from our operations at the Pirquitas Mine in Argentina. The remainder of our material properties are located in developing countries, with the Pitarrilla Project located in Mexico and the San Luis Project located in Peru. Any changes in regulations or shifts in political attitudes in these foreign jurisdictions are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes to such regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. We cannot accurately predict the effect of these factors. See “Risk Factors”.

A summary of the regulatory regimes in the jurisdictions material to our business and affairs is provided below.

Argentina

Regulatory

Land Tenure

Mineral rights in Argentina are owned by the federal or provincial governments, depending on which jurisdiction they are located. Exploitation concessions in Argentina are called minas (or mines), and one or more minas can be grouped together to form a grupo minero (or group of mines), as described below. A mina is comprised of one or more pertenencias, which are the basic units of mining properties in Argentina. Pertenencias must be rectangular in shape and for lode (i.e. vein) deposits can have boundaries, in principle, no greater than 200 metres by 300 metres for a maximum area of 6 hectares. Pertenencias that are claimed over deposits of disseminated mineralization in the first category (which includes silver, zinc and tin) are allowed to cover up to 100 hectares. Under Argentine mining law, such concessions are considered ‘real property’ and give the concessionaire the rights to recover pre-determined metals from the subsurface vertically underneath the concession for an unlimited period of time provided (i) an annual fee or canon is paid in the amount of ARS $80 per pertenencia and ARS $500 per lode deposit (ii) and the committed investments and exploitation of the mine are performed. The owner or owners of adjacent minas may choose to consolidate them into a group of minas. Each mina within a group of minas is still subject to the same obligations as are the individual minas within the group, namely the annual payment of canons, the committed investment, and the mine exploitation.

A cateo is an exploration lease that allows individuals or companies to explore for minerals. Each cateo has an exclusive right to be convertible into a mina once a mineral discovery has been made. Cateos are subject to a one-time payment or canon of ARS $400 per 500 hectares. The term of a cateo is based on its area: 150 days for the first unit (500 hectares) and an additional 50 days for each unit thereafter, up to a maximum of 20 units. After a period of 300 days, 50% of the area over four units (2,000 hectares) must be dropped. At 700 days, 50% of the area remaining over four units (2,000 hectares) must be dropped. Time extensions may be granted to allow for situations such as bad weather and difficult access. To maintain a cateo, the holder must also present to the mining authority a minimum exploration work program and schedule. The cateo subject to application has the docket number 701-S-2007 and covers an area of 1,658 hectares. MPI has no reason to believe that the cateo will not be registered.

Surface Rights

Access over surface property rights in Argentina is contemplated within the Argentine Mining Code (the “Argentine Mining Code”) and is obtained through the corresponding provincial mining authority, which is required to communicate with surface owners and ensure that they cooperate with the activities of mining companies. Notice to surface owners can be difficult due to delayed filing of personal property title changes and registry as well as limited staffing and mobility of the relevant authorities.

Export Controls and Duties

In December 2007, the DNA levied an export duty of 10% on concentrates for projects, even those with fiscal stability agreements predating 2002. We have challenged the legality of the export duty on silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Government of Argentina asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the fiscal stability agreement (the “Fiscal Agreement”) we signed with the Federal Government in 1998 for production from the Pirquitas Mine. In December 2012, the Federal Court of Appeal (Salta) upheld an injunction granted in our favour by the Federal Court (Jujuy) effective September 29, 2010, which prohibited the Federal Government from withholding the 10% export duty imposed upon us by the DNA in December 2007. However, the Federal Government has sought permission from the Federal Court of Appeal (Salta) to appeal this decision to the Federal Supreme Court of Argentina. The Federal Government has also appealed the refund we claimed for the export duties paid before the injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed. At December 31, 2012, we have accrued a liability totaling $35.8 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income (Loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

On October 26, 2011, the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. The Argentine pesos can then be exchanged back into the original currency, again through the Sole Foreign Exchange Market, provided the required authorization is granted by the Argentine Central Bank and the Federal Administration of Public Income. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina. Although the Fiscal Agreement includes stability over foreign exchange controls, the government removed such benefits with this decree.

In early 2012, the Argentine Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export proceeds from 180 days to 15 days, which caused the Pirquitas Mine to temporarily suspend shipments while we assessed the potential impact of this resolution.  Subsequently, the time permitted to repatriate export proceeds was increased to 30 days and then to 140 days for silver and zinc concentrates, which enabled us to recommence shipping. In September 2012, a revised resolution reinstated the 180 day time limit for silver concentrates only.  Further, during 2012, the Argentine Central Bank increased its involvement in U.S. dollar inflows and outflows, and the country continued to experience high inflation along with a weakening currency.

Import Restrictions

The Argentina government has introduced measures requiring local sourcing of equipment and supplies wherever possible. As of the date of this Annual Information Form, we have been able to comply with such requirements.

Environmental

The Argentine Mining Code, as amended in 1996, establishes the guidelines for preparing environmental impact statements for mining projects. The applicable mining and environmental authorities within each provice are responsible for the application and enforcement of the Argentine Mining Code, including environmental matters.

A party wishing to commence or modify any exploration or mining-related activity as defined by the Argentine Mining Code, including property abandonment or mine closure activity, must prepare and submit to the Provincial Mining Authority (“PMA”) an Informe de Impacto Ambiental or EIA prior to commencing the work. Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. The PMA has a sixty-day period to review and either approve or reject the EIA; however, the Argentine EIA is not considered to be automatically approved if the PMA has not responded within that period. If the PMA deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a thirty-day period in which to resubmit the document and the PMA has an additional thirty-day period to review.

If accepted by the PMA, the EIA is used as the basis to create a Declaración de Impacto Ambiental or Declaration of Environmental Impact (“DEI”), which the party must agree to uphold during the mining-related activity in question. The DEI must be updated at least once every two years. Sanctions and penalties for non-compliance to the DEI are outlined in the Argentine Mining Code, and may include warnings, fines, suspension of Environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

Mexico

Regulatory

Land Tenure

The exploration and exploitation of minerals in Mexico may be carried out by means of obtaining mining concessions, which are granted by the Mexican federal government pursuant to the Mining Law (the “Mexican Mining Law”), a federal statute governing the grant, use, cancellation and expiration of mining concessions. Mining concessions have a term of fifty years from the date of their recording in the Public Registry of Mining. The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican Mining Law. Due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time. Failure to apply prior to the expiration of the term of the concession will result in termination of the concession. Concessions are subject to annual work requirements and payment of mining duties which are assessed and levied on a semi-annual basis. Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Although the Law of Foreign Investment provides that foreign companies and foreign individuals may hold mineral concessions, in practice, based on the provisions set forth in the Mexican Mining Law, mineral concessions are only granted to Mexican citizens or companies, ejidos and agrarian and indigenous communities. Foreign citizens or corporations may only obtain mineral concessions through the establishment of a subsidiary in Mexico. Foreign investment in Mexican companies must comply with certain requirements set forth in the Law of Foreign Investment.

The Mexican Constitution and federal laws state that mineral activities are of public interest to Mexico, and accordingly, provide the owner of a mineral concession with the legally-preferred right to the overlying surface rights. If the holder of the mineral concession is unable to acquire the surface rights required for operations through negotiation, the concession holder may request the federal government to commence an administrative process to acquire for the mineral concession holder long-term access to the required surface rights through a process known as “temporary occupation”. Concession-holders are also entitled to request the forced expropriation or easement on the relevant surface land, although these two procedures are less used in practice.

The temporary occupation is commenced with the concession-holder applying to the government agency, Administration and Appraisals Institute of National Goods (Instituto de Administración y Avalúos de Bienes Nacionales or “INDAABIN”, for its initials in Spanish), to conduct an appraisal of the value of the surface lands. Our wholly-owned Mexican subsidiary, Silver Standard Durango S.A. de C.V. (“SSD”), completed this application in November 2012. INDAABIN has conducted the appraisal of the Las Flores property and SSD is awaiting the results of this evaluation.

Ejido Land

An ejido is a communal ownership of land declared as such by Presidential Decree , regulated, among other statutes, by the Mexican Agrarian Law, and administered by a representative board (Comisariado Ejidal) formed by members of the ejido. Although ejido land is owned by the ejido community at large, the Agrarian Law permits the ejido community to compartmentalize the land and allocate specific parcels to individual members of the ejido for their exclusive use and usufruct. When plots of ejido land are compartmentalised, the beneficiary ejido members are permitted to enter into lease agreements over the parcels with third parties, but they may only transfer their use and usufruct rights to the parcels to other members of the ejido community.

The Agrarian Law also permits the ejido community to authorize the privatization of the parcels and adoption by the corresponding ejido member of full title over such pieces of land. When the parcel is privatised, the ejido owner may sell the land to third parties, subject to certain rights of first refusal provided by the Agrarian Law in favour of the ejido member’s family and other members of the ejido community, including the ejido itself, in that order.

Stability Agreements

Currently there is no available practice of obtaining financial stability agreements with the Mexican Government.

Environmental and Permitting

Environmental permitting in the mining industry in Mexico is mainly administered by the federal government body Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”), the federal regulatory agency that establishes the minimum standards for environmental compliance. Guidance for the federal environmental requirements including conservation of soils, water quality, flora and fauna, noise emissions, air quality, and hazardous waste management, derives primarily from the Ley General del Equilibrio Ecológico y la Protección al Ambiente (“LGEEPA”), the Ley General para la Prevención y Gestión Integral de los Residuos (“LGPGIR”) and the Ley de Aguas Nacionales (“LAN”). Article 28 of the LGEEPA specifies that SEMARNAT must issue prior approval to parties intending to develop a mine and mineral processing plant.

An Environmental Impact Statement (by Mexican regulations called a Manifestación de Impacto Ambiental, or “MIA”) is the document that must be filed with SEMARNAT for its evaluation and, if applicable, further approval by SEMARNAT through the issuance of an Environmental Impact Authorization, whereby approval conditions are specified where works or activities have the potential to cause ecological imbalance or have adverse effects on the environment. The Ley de Aguas Nacionales provides authority to the Comisión Nacional del Agua (“CNA”), an agency within SEMARNAT, to issue water extraction concessions, and specifies certain requirements to be met by applicants. In addition, the Ley General de Desarrollo Forestal Sustentable indicates that authorizations must be granted by SEMARNAT for land use changes to industrial purposes. An application for change in land use or Cambio de Uso de Suelo, must be accompanied by a technical study that supports the environmental permit application (Estudio Técnico Justificativo or “ETJ”). In cases requiring a change in forestry land use, a Land Use Environmental Impact Assessment is also required. Mining projects also need to include a risk analysis for the use of regulated substances (Análisis de Riesgo) and an accident prevention program.

Permits, Licenses and Authorizations

There are three main SEMARNAT permits required prior to construction and development of a mining project: MIA, Change of Land Use (with the accompanying ETJ and, if applicable, the land use MIA), and Risk Analysis and Accident Prevention Program. A construction permit is required from the local municipality and an archaeological release letter is required from the National Institute of Anthropology and History (“INAH”). An explosives permit is required from the Ministry of Defense (“SEDENA”) before construction begins. Water discharge and usage must be granted by the CNA. A project-specific environmental license (Licencia Ambiental Única or “LAU”), which states the operational conditions and requirements to be met, is issued by SEMARNAT when the agency has approved the project operations.

The key permits and the stages at which they are required are summarised in Table 1.

Table 1 Key Permits and Status
Permit	Mining Stage	Agency
Environmental Impact Statement – MIA	Construction/Operation/Post-operation	SEMARNAT
Land Use Change – ETJ & Land Use MIA	Construction/Operation	SEMARNAT
Risk Analysis	Construction/Operation	SEMARNAT
Construction Permit	Construction	Municipality
Explosive & Storage Permits	Construction/Operation	SEDENA
Archaeological Release	Construction	INAH
Water Use Concession	Construction/Operation	CNA
Water Discharge Permit	Operation	CNA
Project-specific License (LAU)	Operation	SEMARNAT
Accident Prevention Plan	Operation	SEMARNAT

Peru

Regulatory

Mining activities in Peru are subject to the provisions of the Uniform Text of General Mining Law (“General Mining Law”).

General Obligations for Mining Concession Titleholders

Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground. Rights over such mineral resources are granted through a concession system, consisting of four different types of concessions which grant the titleholder the right to perform different activities related to the mining industry, as follows: (i) mining concessions grant their titleholder the right to explore and exploit the mineral resources located within the boundaries of said concession, (ii) processing concessions grant their titleholder the right to extract or concentrate the valuable part of an aggregate of minerals extracted and/or to smelt, purify or refine metals, (iii) general work concessions grant their titleholder the right to provide ancillary services to two or more mining concessions, and (iv) mining transport concessions grant their titleholder the right to install and operate non-conventional continuous transportation systems for mineral products between one or several mining centres and a port or processing plant, or a refinery or one or more stretches of these routes.

Titleholders of mining concessions pay an annual validity fee each year in the amount of $3.00 per year and per hectare.  Titleholders must also reach a minimum annual production of US$100.00 per year and per hectare granted by the end of the sixth year from the year which title of mining concession was granted. If this minimum production is not reached by the end of this term, annual penalty fees will be applied. Failure to comply with validity or penalty fee payments for two consecutive years causes the termination of the mining concession.

Notwithstanding the foregoing, Legislative Decrees in 2008 amended several articles of the General Mining Law regarding the minimum production obligation, establishing a new regime for compliance with such obligation (“New MPO Regime”). According to the New MPO Regime, titleholders of mining concessions must reach a minimum level of annual production (“Minimum Production”) within a period of ten years, as from January 1st of the year following that in which title was granted. If the titleholder does not reach Minimum Production within the 10 year period, the mining concession will be terminated unless the titleholder complies with the payment of applicable penalties, in which case the concession may remain in force for up to an additional 5 years. If the titleholder does not reach Minimum Production within the 20 year period, the mining concession will be terminated.

There are two exceptions for the potential extinction of mining rights that provide for a limited extension of title: (i) when the titleholder does not reach Minimum Production because of a force major event or an event not caused by the titleholder; or ii) when the titleholder continues paying the annual penalty and also provides evidence of an investment made of no less than ten times the amount of the annual penalty due and payable.

Pursuant to the General Mining Law, mining rights may be forfeited in only a number of enumerated circumstances provided by law, such as non-payment of the validity fees or non-compliance with the Minimum Production obligation in the term provided by law or non-payment of the penalty fees. In addition, equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners (except on concessions located within 50 km of the Peruvian international borderline, in which case foreign owners must obtain express authorization from the government).

Surface Rights

Mining concessions holders are required to negotiate access to the land over which the mining concession is located with the respective surface land owner or holder (agrarian communities), or file an application with the General Bureau of Mines to obtain an easement, temporary occupancy or expropriation of the land, as the case may be.

Royalties

Mining royalties are calculated over a quarterly operating profit obtained by mining agents engaged in the exploitation of mineral resources. The applicable rates for the determination of the mining royalty are ranging from 1% to 12%, depending on the company’s operating margin, with a minimum payment equivalent to 1% of the revenues generated by sales in the quarter. The payment of the mining royalty is considered as an expense for determining the corporate income tax.

Mining Taxes

Since 2011 the Special Mining Tax (“SMT”) has been in force. The SMT is calculated at progressive rates, depending on operating margin. The SMT is considered an expense deductible when determining the corporate income tax payable.

Exports

Under the General Mining Law, the right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.

Stability Agreements

The General Mining Law provides holders of mining rights the option of signing stability agreements with the Peruvian Government in connection with investments made to commence new mining operations or expand existing mining operations. In order to qualify, companies must submit satisfactory documentation to the government regarding the amount of investment. Stability agreements can apply to several taxes, including income taxes and the general sales tax or value-added tax, as well as mining royalties.

Environmental

The General Bureau of Environmental Affairs (Direcciόn General de Asuntos Ambientales, or “DGAAM” for its initials in Spanish) of the Ministry of Energy and Mines is the governmental agency that approve the appropriate environmental studies required for conducting mining activities in the country, while the Environmental Inspections and Auditing Bureau of the Ministry of the Environment is the governmental agency that inspects and audits mining projects and operations in order to secure compliance with environmental obligations and related commitments.

Mining Exploration Activities

Pursuant to Peruvian environmental regulations, mining exploration projects are classified into the following two categories depending on the size of the exploration activities to be conducted. Category I comprises smaller exploration projects where there are 20 or less drilling platforms to be constructed, disturbed areas do not exceed 10 hectares or the construction of tunnels does not exceed 50 metres in length. In order to conduct exploration activities under this category, titleholders require a simplified Environmental Impact Statement duly approved by the DGAAM. Category II comprises larger exploration projects where there are more than 20 drilling platforms required, disturbed areas exceed 10 hectares or the construction of tunnels exceeds 50 metres in length. In order to conduct exploration activities under this category, titleholders require a semi-detailed EIA duly approved by the DGAAM.

In addition to the approval of the required environmental studies, titleholders of mineral rights are also required to obtain: (i) authorization to start exploration activities that includes the approval of the prior consultation process; (ii) all necessary governmental consents and permits required to conduct the activities detailed in the corresponding environmental study (e.g. authorizations for water use, for hydrocarbon storage, among others), and (iii) the right granted by the owner to use the surface land required for the development of the project.

Mine Development, Exploitation and Processing Activities

Prior to conducting mine development, exploitation and processing activities, titleholders of mining concessions must have a fully-detailed EIA duly approved by the DGAAM. In addition to the approval of the corresponding EIA, titleholders are also required to obtain: (i) the surface rights required for the development of the mining project, (ii) all other permits, licenses, authorizations and approvals required by national law, in accordance with the environmental commitments established in the corresponding EIA, (iii) approval of the prior consultation process for development, exploitation and processing mining activities and (iv) a resolution of approval of the corresponding Mine Closure Plan duly approved by the DGAAM.

Table 2 lists the most common permits, licences and authorizations required for the development, exploitation and processing activities.

Table 2 Common Permits, Licenses and Authorizations
Permit, License or Authorization	Agency
Water use (License)	National Authority of Water (Autoridad Nacional del Agua or “ANA”)
Discharge of industrial wastewaters (Authorization)	ANA
Discharge of domestic wastewaters (Authorization)	ANA
Operation of septic tanks (Authorization)	General Bureau of Environmental Health
Start-up Exploitation Activities (Authorization)	Ministry of Energy and Mines
Processing concession (Permit)	Ministry of Energy and Mines
Operation of fuel storage facilities (Authorization)	Energy and Mining Investment Supervisory Board
Use of controlled chemicals and supplies (Authorization)	Ministry of Production and the Ministry of the Interior
Operation of telecom services (Authorization)	Ministry of Transport and Communications

Summary of Mineral Reserves and Mineral Resources Estimates

The following tables summarize as at December 31, 2012 our estimated Mineral Reserves and Mineral Resources. With the exception of the Maverick Springs Project, all of our projects are wholly-owned.

Mineral Reserves(1)

Property	Classification	Ore	Silver	Gold	Silver	Gold
		(Mt)	(g/tonne)	(g/tonne)	(oz. in millions)	(oz. in millions)
Pirquitas Mine(2)	Proven	8.3	180.8	—	48.1	—
	Probable	4.8	169.1	—	25.9	—
	Stockpiles (Probable)	1.4	137.3	—	6.1	—
Pitarrilla Project(3)	Probable	156.6	95.1	—	478.7	—
San Luis Project(4)	Proven	0.06	604.5	28.3	1.1	0.05
	Probable	0.45	426.2	16.7	6.1	0.24
	Total				566.0	0.29

Mineral Resources(1)

Property	Classification(5)	Ore	Silver	Gold	Silver	Gold
		(Mt)	(g/tonne)	(g/tonne)	(oz. in millions)	(oz. in millions)
Pirquitas Mine(6)	Measured	11.1	150.3	—	53.6	—
	Indicated	19.5	141.0	—	88.4	—
	Stockpiles (Indicated)	1.4	137.3		6.1
	Inferred	2.8	160.5	—	14.2	—
Pitarrilla Project(7)	Measured	20.3	95.4	—	62.3	—
	Indicated	240.0	81.9	—	632.2	—
	Inferred	22.1	62.1	—	44.1	—
San Luis Project(8)	Measured	0.06	757.6	34.3	1.3	0.06
	Indicated	0.43	555.0	20.8	7.7	0.29
	Inferred	0.02	270.1	5.6	0.2	0.00
Diablillos Project(9)	Measured	—	—	—	—	—

Property	Classification(5)	Ore	Silver	Gold	Silver	Gold
		(Mt)	(g/tonne)	(g/tonne)	(oz. in millions)	(oz. in millions)
	Indicated	21.6	111.0	0.9	77.1	0.64
	Inferred	7.2	27.0	0.8	6.3	0.19
San Agustin Project(10)	Measured	—	—	—	—	—
	Indicated	121.0	12.3	0.4	47.8	1.59
	Inferred	91.2	12.6	0.4	36.9	1.06
Berenguela Project(11)	Measured	—	—	—	—	—
	Indicated	15.6	132.0	—	66.1	—
	Inferred	6.0	111.7	—	21.6	—
Challacollo Project(12)	Measured	—	—	—	—	—
	Indicated	3.4	170.6	—	18.6	—
	Inferred	4.6	160.7	—	23.6	—
Candelaria Project(13)	Measured	3.1	152.2	0.1	15.1	0.01
	Indicated	9.3	97.4	0.1	29.0	0.03
	Inferred	50.5	51.1	0.1	82.8	0.03
Maverick Springs Project (Joint Venture)(14)	Measured	—	—	—	—	—
	Indicated	63.2	34.3	—	69.6	—
	Inferred	77.6	34.3	—	85.6	—
Sunrise Lake Project(15)	Measured	—	—	—	—	—
	Indicated	1.5	262.0	0.7	12.8	0.03
	Inferred	2.6	169.0	0.5	13.9	0.04
San Marcial Project(16)	Measured	—	—	—	—	—
	Indicated	—	—	—	—	—
	Inferred	2.3	191.8	—	14.3	—
	Total Measured				132.3	0.07
	Total Indicated				1,055.3	2.58
	Total Inferred				343.5	1.33

Notes:
(1)
All estimates of Mineral Reserves and Mineral Resources were prepared in accordance with NI 43-101 under the supervision of a Qualified Person. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources and Mineral Reserves figures have been rounded to the the nearest 0.1 million tonnes and the nearest 0.1 million ounces for silver and 0.01 million ounces for gold.  Exact totals can be found in the corresponding NI 43-101 Technical Report for each property.

(2)
Mineral Reserves estimate is reported below the as-mined surface as at December 31, 2012 and was completed by Andrew W. Sharp FAusIMM and Trevor J. Yeomans, P.Eng., ACSM, as Qualified Persons in accordance with the standards of NI 43-101. Mineral Reserves are presented at a cut-off of US$35.52 per tonne net smelter return (“NSR”), using US$25.00 per troy ounce silver and US$2,403.00 per tonne zinc. These values remain unchanged to the values that are reported in the 2011 Pirquitas Technical Report, which is filed on SEDAR and is available on our website. For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Reserves, please refer to the 2011 Pirquitas Technical Report.

(3)
Mineral Reserves estimate is as at December 4, 2012 and was completed by Andrew W. Sharp, FAusIMM, as a Qualified Person in accordance with the standards of NI 43-101 and is contained in the 2012 Pitarrilla Technical Report. The Mineral Reserves estimate uses a NSR calculation to determine cut-off using US$25.00 per troy ounce silver, US$0.90 per pound lead and US$0.95 per pound zinc. The Mineral Reserves contain two ore types—direct leach ore and flotation/leach ore. The constant cut-off value for direct leach ore is US$16.38/tonne and for flotation/leach ore is US$16.40/tonne. The NSR calculation method varies for the two ore types. For the two ore types combined, the overall average process recovery of silver, lead, and zinc are 69.6%, 57.4%, and 61.3%, respectively. No mining activity has occurred on the property from December 4, 2012 to December 31, 2012.

(4)
Mineral Reserves estimate is as at June 4, 2010 and was completed by Steve L. Milne, P.E., as a Qualified Person in accordance with the standards of NI 43-101 and is contained in the San Luis Feasibility Study. Mineral Reserves are reported at a cut-off grade of 6.9 grams per tonne gold equivalent, based on US$800.00 per troy ounce gold, US$12.50 per troy ounce silver, and recoveries of 94% gold and 90% silver, as presented in the San Luis Feasibility Study. No mining activity has occurred on the property from June 4, 2010 to December 31, 2012.

(5)
“Measured Resources”, “Indicated Resources” and “Inferred Resources” are defined under the heading “Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”. Although Measured Resources, Indicated Resources and Inferred Resources are Mineral Resources confidence classification categories defined by CIM and are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of contained ounces is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as in place tonnage and grade. See “Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates.”

(6)
Mineral Resources are reported below the as-mined surface as at December 31, 2012.  Mineral Resources for the Mining Area (includes San Miguel, Potosi, and Oploca zones) were estimated by Dr. Warwick S. Board, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101 in the 2011 Pirquitas Technical Report. For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Resources of the Mining Area, please refer to the 2011 Pirquitas Technical Report. Mineral Resources for the Mining Area are reported above a cut-off grade of 50 grams per tonne silver and are reported inclusive of Mineral Reserves. The Mineral Resources estimate of the Cortaderas Area, with an effective date of December 31, 2012, was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101.  Mineral Resources for the Cortaderas Area are reported above a cut-off grade of 50 grams per tonne silver and are reported inclusive of Mineral Reserves. All Measured Mineral Resources are situated in the Mining Area. Indicated Resources in the Mining Area comprise 15.9 million tonnes, totalling 72.8 million ounces of silver.  Indicated Resources in the Cortaderas Area comprise 3.6 million tonnes, totalling 15.6 million ounces of silver. Stockpile material comprises 1.4 million tonnes of mined material, totalling 6.1 million ounces of silver.  Inferred Resources in the Mining Area comprise 0.03 million tonnes, totalling 0.1 million ounces of silver.  Inferred Resources in the Cortaderas Area comprise 2.7 million tonnes, totalling 14.1 million ounces of silver.

(7)
Mineral Resources estimate is as at December 4, 2012 and was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101 and is contained in the 2012 Pitarrilla Technical Report. Mineral Resources are reported above a cut-off grade of 30 grams per tonne silver and are reported inclusive of Mineral Reserves.

(8)
Mineral Resources estimate is as at June 4, 2010 and was completed by Michael J. Lechner, P.Geo., and Donald F. Earnest, P.G., as Qualified Persons in accordance with the standards of NI 43-101 and is summarized in the San Luis Feasibility Study. Mineral Resources are reported above a gold-equivalent cut-off grade of 6.0 grams per tonne based on US$600.00 per troy ounce gold and US$9.25 per troy ounce silver. Mineral Resources are reported inclusive of Mineral Reserves. Inferred gold resources are less than 0.005 million ounces and are presented as 0.00 million ounces due to rounding.

(9)
Mineral Resources estimate was completed by Gilles Arseneau, Ph.D., P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report completed by Wardrop, a TetraTech company, entitled “Technical Report on the Diablillos Property-Salta and Catamarca Provinces, Argentina” dated July, 2009. Mineral Resources are reported above a recoverable metal value (RMV) cut-off value of US$10 RMV based on metal prices of US$11.00 per troy ounce silver and US$700.00 per troy ounce gold using metal recoveries of 40% and 65%, respectively.

(10)
Mineral Resources estimate was completed by Gilles Arseneau, Ph.D., P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report completed by Wardrop, a TetraTech company, entitled “San Agustin Resources Estimate” dated March, 2009. Mineral Resources are reported within an optimized pit-shell above RMV cut-off values of US$3.40 RMV in oxide mineralization and US$6.25 in sulphide mineralization using metal prices of US$11.63 per troy ounce silver, US$631.97 per troy ounce gold, US$0.78 per pound lead, and US$1.11 per pound zinc, using a RMV formula as follows: (Au g/t * 14.63) + (Ag g/t *0.28) + (Pb% * 8.59) + (Zn% * 15.12). Recovery rates were 72% for gold, 74% for silver, 50% for lead and 62% for zinc.

(11)
Mineral Resources estimate was completed by James A. McCrea, P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report dated October 4, 2005. Mineral Resources are reported above a 50 gram per tonne silver cut-off.

(12)
Mineral Resources estimate was completed by us in accordance with the standards of NI 43-101. Mineral Resources are reported above a 50 gram per tonne silver cut-off. C. Stewart Wallis, P.Geo., a Qualified Person, reviewed and confirmed the estimation methodology and classification of Indicated and Inferred Mineral Resources in a report dated September 17, 2003.

(13)
Mineral Resources estimate was completed by Mark G. Stevens, P.G., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report dated May 24, 2001. Mineral Resources are reported above a 0.5 troy ounces per ton cyanide soluble silver cut-off.

(14)
We currently hold a 55% interest in the Maverick Springs Project through a joint venture. Our 55% interest in the Maverick Springs Project entitles us to all silver produced from the project while our joint venture partner is entitled to all gold produced from the project. Mineral Resources estimate was completed in accordance with the standards of NI 43-101 by Snowden Mining Industry Consultants Inc. in a technical report dated April 13, 2004. Mineral Resources are reported above a 1 ounce per tonne silver equivalent cut-off using metal prices of US$327.00 per ounce gold and US$4.77 per ounce silver. The silver equivalent grade was determined as follows: Ag g/t + (Au g/t * 68.46).

(15)
Mineral Resources estimate was completed in accordance with the standards of NI 43-101 by C. Stewart Wallis, P.Geo., of Roscoe Postle Associates Inc., a Qualified Person, in a technical report dated September 3, 2003. Mineral Resources are reported above a 30 gram per tonne silver cut-off.

(16)
Mineral Resources estimate was prepared by us in accordance with the standards of NI 43-101 and confirmed by C. Stewart Wallis, P. Geo., a Qualified Person, in a technical report dated October 15, 2002. Mineral Resources are reported above a 30 gram per tonne silver cut-off.

MINERAL PROPERTIES

Pirquitas Mine

The following disclosure relating to the Pirquitas Mine is based, in part, on information derived from the technical report entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”, dated effective December 23, 2011 (“2011 Pirquitas Technical Report”) prepared by Dr. Warwick S. Board, P.Geo., R. Bruce Kennedy, P.E. and Trevor J. Yeomans, B.Sc. (Hons), ASCM, P.Eng., all of whom are Qualified Persons as defined in NI 43-101. The 2011 Pirquitas Technical Report is available for review under our profile on SEDAR at www.sedar.com. The following disclosure has been updated to include information about the Pirquitas Mine subsequent to the date of the 2011 Pirquitas Technical Report. See “Interests of Experts” for details of the Qualified Persons who prepared the 2011 Pirquitas Technical Report and approved the following disclosure.

Project Description and Location

The Pirquitas Mine is located in the Puna de Jujeña region of northwestern Argentina in the Province of Jujuy. The Pirquitas Mine consists of 50 semi-contiguous mineral exploration concessions covering a total area of 3,621 hectares. The project is held by our wholly-owned subsidiary, MPI, and is located approximately 355 kilometres northwest of the city of San Salvador de Jujuy. MPI was formerly known as Sunshine Argentina, Inc. (“Sunshine Argentina”). The Pirquitas Mine also includes surface rights covering an area of approximately 7,502 hectares, which can be used for purposes such as housing, infrastructure facilities, processing plants, waste and tailing disposal sites, and other facilities to support mining operations. MPI is the freehold title holder of the area covered by surface rights.

In order to maintain our rights to the Pirquitas concessions, we are required to make “canon” payments to the Argentine government. See “Foreign Operations – Argentina – Regulatory – Land Tenure”

MPI holds environmental permits for the Pirquitas Mine. These permits are updated biannually and remain valid and in force.

Map of Argentina Showing the Location of the Pirquitas Mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

There are two main access routes to the Pirquitas Mine from the provincial capital of San Salvador de Jujuy. Heavy transport vehicles generally follow Highway 9 northwards from Jujuy to Purmamarca, then turn to the northwest on paved road No. 52 and then turn onto gravel road No.16 heading to the town of Susques. From there gravel roads No. 74 and No. 74b are followed northwards to the mine.

The Pirquitas Mine site is located approximately 850 kilometres by road from the port of Antofagasta in Chile and approximately 2,000 kilometres by road from the port of Buenos Aires in Argentina. The terrain surrounding the mine is mountainous, with elevations ranging from 4,100 to 4,400 masl.

Climate

Below freezing, dry and often windy conditions prevail during winter months (June to August), with moderate temperatures and occasional rains through the rest of the year. Annual precipitation averages about 260 mm with most of this falling during the months of December to February.

Local Resources and Infrastructure

The energy requirements of the Pirquitas Mine are met by gas-powered generation utilizing a spur gas line connecting the site to the Trans Andean natural gas pipeline that is located approximately 36 kilometres to the south of the project. The power plant constructed at the site provides all power required for the mine and processing plant.

A water diversion was installed at the San Marcos River, about seven kilometres from the processing plant and MPI has water rights to 31 litres per second. A camp site was constructed and is fully operational and in addition, the mine is equipped with phone and internet service.

Physiography

The terrain of the Pirquitas property area is rugged and steep, typical of the central Andean Altiplano which in Argentina is referred to as the Puna. Elevations on the property range from about 4000 to 4450 masl. Some 20 kilometres to the north is the extinct volcano of Cerro Granada which peaks at 5696 masl. Patchy to sparse shrub and grass vegetation cover the slopes surrounding the mine and provide habitat for a few mammals, including vicuña, puna fox, and the vizcacha, as well as more than 50 species of birds.

Sufficiency of Surface Rights

We own all surface rights necessary for the mining operations at the Pirquitas Mine.

History

The Pirquitas site is the largest historical producer of tin and silver in Argentina. The following is a chronological description of mining that has occurred at the site:

1932-1935: Tin placer deposits were first discovered in the area in 1932. Dredging of the tin placers commenced in 1933.

1935-1990: The bedrock source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started soon thereafter. Twelve mines operated in the area. Often, mineralization found in one mine would extend into the workings of the adjacent mine and, as a consequence, several of the mines eventually became interconnected. The largest operations were the San Miguel, Chocaya, Llallagua, and Potosi mines. Reported total metal production during this time is estimated to be approximately 27.4 million ounces of silver, 20 million pounds of tin from placer deposits, and 40.1 million pounds of tin mined from the vein systems.

1995-2003: Sunshine Argentina acquired the Pirquitas property in a bankruptcy auction in November 1995. Sunshine Argentina’s exploration program included survey control, geophysical surveys, geological mapping, sampling, and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and reverse circulation (“RC”) drilling from surface as well as diamond core drilling from rehabilitated underground workings. A feasibility study was completed for the project by Jacobs Engineering in 1999 (the “1999 Feasibility Study”) and updated by Sunshine Argentina in 2000 (the “2000 Feasibility Study”).

2004-2005: With the acquisition of a 100% interest in the Pirquitas property, we commenced updating the 2000 Feasibility Study that was completed in 2000 to take into account the economic conditions at the time. We also commenced an underground ramp to (a) provide a platform area to allow underground drilling, to better define the base of the open pit as proposed in the 2000 Feasibility Study and (b) access the Oploca vein mineralization, which is located outside the open pit.

2006: In 2006, we announced the completion of the update to the 2000 Feasibility Study study along with proven and probable reserves for the Pirquitas property. We also announced our decision to proceed with the development of the Pirquitas Mine. As part of our exploration efforts, we continued with the underground ramp that accessed the Oploca vein mineralization.

2007-2008:  We completed a majority of the detailed engineering required to construct the Pirquitas Mine and, during 2008, we constructed a substantial portion of the Pirquitas Mine. The underground ramp to the Oploca vein was placed on care and maintenance prior to commencing construction of the Pirquitas Mine.

2008-2011: During this period we completed the construction of the Pirquitas Mine. The Pirquitas Mine achieved production status in December 2009, and produced 6.3 million ounces of silver in 2010. The Pirquitas Mine began zinc shipments in 2011 and produced 10.1 million pounds of zinc and 7.1 million ounces of silver during the year.  On November 9, 2011, we announced a reduction to the estimated mineral reserve at Pirquitas incorporated into the mine plan, and filed the 2011 Pirquitas Technical Report on SEDAR.

2012: The Pirquitas Mine produced 8.6 million ounces of silver and 11.2 million pounds of zinc in 2012. Following positive exploration results from exploration drillholes completed in 2011, we completed 52,801 metres of diamond drilling at the Pirquitas Mine in 2012, primarily in the Cortaderas target area which is centered about 500 metres north of the active open-pit mine. This drilling campaign was principally designed to expand and better define the Cortaderas Breccia and Cortaderas Valley Mineral Resources which had been defined at the end of 2011.  Based on the results of the 2012 drilling campaign, the Cortaderas Breccia and Cortaderas Valley areas were combined to form the Cortaderas Area.  As of December 31, 2012, estimated Mineral Resources in the Cortaderas Area comprise 3.6 million tonnes totalling 15.6 million ounces of silver and 403 million pounds of zinc in the Indicated category, and 2.7 million tonnes totalling 14.1 million ounces of silver and 326 pounds of zinc in the Inferred category, all above a silver cut-off of 50 grams per tonne.

Geological Setting and Mineralization

Regional and Local Geology

Northwestern Argentina can be subdivided into three main geological terranes or belts which are oriented with north-northeasterly trends. From east to west, these terranes are referred to as the Sub-Andean Belt, the Eastern Cordillera, and the Puna, where the Pirquitas Mine is located. These terranes are distinguished on the basis of their basement lithology, complexes, tectonic histories, magmatism, metallogeny and geomorphologies.

The Puna terrane underlies most of the western half of Jujuy Province and is marked by a high-Andean geomorphology consisting of northerly trending mountain ranges separated by broad valleys and salars or salt pans. Elevations range from 3,900 to 6,700 masl. Paleozoic marine sedimentary formations are the main basement rocks in the Puna, with thick deposits of continental clastics existing where sedimentary basins had developed during Mesozoic time subsequent to a major compressional tectonic event that had caused crustal uplift and intense folding during the Early Devonian. By Middle Tertiary time, the tectonic regime of the Puna had changed to one of extension, resulting in the development of a basin and range geomorphology. The extensional tectonism resulted in the upwelling of magma resulting in the emplacement of andesitic to dacitic stratovolcanoes and subsequently a number of very large caldera structures from which regionally extensive ignimbrite sheets were erupted. These volcanic edifices and deposits are readily seen in the present landscape surrounding the Pirquitas Mine.

The Pirquitas silver-zinc deposit is hosted by the Ordovician Acoite Formation, a strongly folded package of low-grade metamorphosed marine sandstone, siltstone and minor shale beds. These rocks are exposed within fault-bounded, structural blocks that occur southwest and east of the mine area. Late Ordovician to the Early Devonian compressional tectonism resulted in strong folding and high angle thrust faulting of the Paleozoic sedimentary formations. In the area of the mine, the axial planes of the folds strike NS to NNE-SSW and are sub-vertical to moderately inclined.

In terms of mineral deposit endowment, the Puna is by far the most important of the three regional terranes in Jujuy Province. There are four main mineralization styles in the Puna: mesothermal quartz veins containing gold and minor amounts of base metals; polymetallic quartz veins genetically related to Tertiary volcanic centers; “Bolivian-type” silver-tin sulphide veins of which Pirquitas is the best example; and Quaternary placer deposits of gold and tin.

Local Geology and Mineralization

At the Pirquitas property, the silver-zinc-tin mineralization is hosted by a folded and fractured succession of interbedded units of marine sandstone, siltstone and minor shale of Ordovician age. The metals of interest occur in a variety of sulphide minerals that were deposited in large fractures to form a number of east-west trending veins that are a few hundreds of metres in length and generally 50 to 200 centimeters wide. Irregular networks of sulphide veinlets and disseminated sulphide grains exist between the larger veins.

The Pirquitas Mine exploits previously un-mined portions of the Potosi and San Miguel Veins in addition to a set of sheeted sulphide veinlets with associated disseminated mineralization. Silver, zinc and tin commonly occur together in the mineralized rocks; however, their concentrations in the deposit as a whole are not directly correlative. Silver in the deposit takes the form of silver sulphide, acanthite, and as a number of silver sulphosalt minerals. Zinc occurs as sphalerite and wurzite, while tin is found mainly in the sulphide material, stannite, along with a number of other rare sulphide and sulphosalt minerals. At Pirquitas the main system of sulphide-rich veins cuts the axial surfaces of the folds and the related cleavage fabric at high angles. Two main vein sets are recognized and are described as follows:

—
For the dominant set of structures, the veins strike close to 105° and dip steeply either to the south or north. Major veins in this set include the Potosí, San Miguel, Chocaya-Oploca, San Pedro, Llallagua, Chicharron and Colquiri Veins. The Potosí Vein is the largest known vein on the property, with a strike length of about 500 metres and maximum thickness of 2.5 metres to 3 metres. The other veins of this set typically have strike lengths of between 50 metres and 150 metres, with average widths of 30 cm to 50 cm. The larger of these veins, such as the Potosí Vein, include localised matrix supported breccias with angular clasts of quartz-sericite altered wallrock in a matrix of iron and zinc +/- tin-silver-copper sulphides.

—	The secondary vein set is represented by the Veta Blanca and Colquechaca Veins. These veins lie north of the Potosi Vein and trend NW-SE.

The Pirquitas deposit is an example of the Silver-Tin sub-group of the epithermal class of mineral deposits.  Also known as Bolivian-type polymetallic deposits, examples of this deposit type are numerous in the Bolivian Tin Belt that extends between the San Rafael tin-copper deposit in southern Peru and the Pirquitas deposit in northwestern Argentina.

Bolivian-type silver-tin deposits generally consist of sulphide and quartz-sulphide vein systems, typically containing cassiterite and a diverse suite of base and trace metals, including silver, in a complex assemblage of sulphide and sulfosalt minerals. Generally, the vein systems are spatially and likely genetically associated with epizonal (subvolcanic) quartz-bearing peraluminous intrusions one to two kilometres in diameter, although the mineralization may be entirely hosted by the country rocks into which the intrusive stocks were emplaced.

At the Pirquitas Mine, fracture and breccia-hosted mineralization consists of iron and zinc sulphides with accessory cassiterite (tin oxide) and a large variety of silver-tin-zinc (lead-antimony-arsenic-copper-bismuth) sulphides and sulfosalts. Crystalline quartz, along with chalcedony in the upper levels of the system, and kaolinite are the main gangue minerals in the veins and mineralized breccias. The main sulphides, specifically pyrite, pyrrhotite, sphalerite and wurtzite, form colloform bands parallel to vein margins, which together with crustiform and drusy vein textures suggest that the mineralization is epithermal in origin. However, mineralogical evidence indicates that the initial temperature of the mineralizing fluids was possibly greater than 400°C, with the deposition of an initial suite of zinc and tin-rich sulphide minerals that was later overprinted by the bulk of the silver mineralization which formed at lower temperatures.

Exploration

Modern mineral exploration was first done at the Pirquitas property during the time Sunshine Argentina held the property.  Sunshine Argentina carried out several drilling campaigns, involving both RC and diamond core drilling, which are summarized in Table 3 under the heading “Drilling” below. Sunshine Argentina also completed relatively detailed geological mapping on the property and commissioned approximately 44 line-kilometres of ground magnetics surveying and 19.2 line-kilometres of induced polarization surveying over an area that now has at its center the San Miguel open pit.

In addition to the multiple drilling campaigns we have completed since acquiring the Pirquitas property, as described below, we have conducted a relatively limited amount of detailed geological mapping in conjunction with intermittent programs of rock-chip sampling of bedrock outcrops.  Rock-chip sampling was also done in a number of shallow trenches that were mechanically excavated on the ridge south of the open-pit.   In total, 908 rock samples (711 composite rock-chip and 197 trench channel samples) were collected and submitted for geochemical analysis, with approximately 9% (78 samples) being quality control (“QC”) samples.  Of the 908 samples, 135 samples were submitted to the Pirquitas Mine analytical laboratory for silver, tin, and zinc analysis, while the remaining 773 samples were sent to the ALS Chemex (“ALS”) analytical laboratory in Mendoza, Argentina for sample preparation and multi-element analysis.  The surface rock-chip and trench samples were used to help define drilling targets. The rock samples were submitted to recognised commercial laboratories using industry standard levels of quality control along with standard reference and blank material. We have no reason to doubt the reliability of the geochemical results obtained for the outcrop and trench rock-chip samples.

In 2012, we commissioned Quantech Geoscience to perform three geophysical surveys on the property.  During the first quarter of the year, eleven N-S grid-lines with a combined length of approximately 24 kilometres were ground surveyed by team of geophysical technicians using a Titan 24™ induced polarization system and a gravity metre.  The majority of the grid-lines for the two geophysical surveys extended north and south from the limits of the open-pit, while two survey lines passed a short distance west of the pit.  The induced polarization system was used to detect zones of disseminated sulphide mineralization which are typically reflected by areas of anomalous chargeability response, whereas the gravity survey was done to identify rock bodies of relatively high density such as zones of semi-massive sulphide mineralization.  The apparent effectiveness of the gravimetrics survey method in detecting high concentrations of sulphide mineralization prompted a second gravity survey of 39 line-kilometres to be done in the third quarter of 2012.  This third geophysical survey covered several square kilometres of the property east of the open-pit.  About half a dozen zones of anomalously high gravimetric response were outlined by the gravity surveys; these geophysical anomalies represent priority targets that will be drill-tested in 2013. We believe that the reliability of the results of the geophysical campaign discussed above is at an industry standard for the methods employed.

Drilling

Initial drilling on the Pirquitas Mine was conducted by Sunshine Argentina, which drilled a total of 51,863.62 metres in 241 drillholes (see Table 3).

Table 3 Summary of Sunshine Argentina Drilling on the Pirquitas Mine
Drilling Area	Drilling Type	Drilling Objectives	No. of Drillholes	Metres Drilled
Main Deposit (from surface)	Diamond	Resource Definition / Exploration	41	11,428.03
Surroundings (from surface)	Diamond	Condemnation	5	1217.69
Main Deposit (underground)	Diamond	Resource Definition / Exploration	25	4284.50
Main Deposit (from surface)	RC	Resource Definition / Exploration	159	33,926.90
Surroundings (from surface)	RC	Condemnation	4	771.0
Monitoring Wells (from surface)	RC	Water Monitoring	7	235.50
		Total	241	51,863.62

Sunshine Argentina’s survey control work included the conversion of the local mine survey grid and survey monuments into the UTM Zone 19S coordinate system (using a WGS84 datum). All drillhole collar coordinates were surveyed in the UTM Zone 19S coordinate system (WGS84 datum). RC drilling (approximately 67% of the total metreage drilled by Sunshine Argentina) was used extensively because of its ability to continue drilling through open underground workings, thereby increasing the chance of reaching the desired drillhole depth. Furthermore, geological consultants working for The Winters Group (“TWC”) noted that RC drilling was an effective sampling tool for the nature of the mineralization in the Pirquitas deposit as it provided a volumetrically larger sample than the smaller diameter diamond core drillholes. Diamond core drilling augmented the RC drilling to verify results obtained and to better define the boundaries of mineralized zones. In addition diamond drilling was used to obtain structural and geotechnical information. TWC noted that the competency of the rocks and lack of open fractures rendered recovery results of 80% to 100% for the RC drilling.

Diamond core and RC drillholes were predominantly oriented with azimuths of 15° to 195° (i.e., perpendicular to the predominant mineralization trend), and with inclinations ranging from sub-horizontal (underground diamond core drilling) to between 45° and 60° (occasionally steeper, but rarely vertical). Drilling with these inclinations resulted in the drillholes intersecting the main WNW-ESE trending vertical to sub-vertical veins and veinlet stockwork mineralized system at an oblique angle. Mineralized drillhole intersections are therefore slightly longer than true mineralization thicknesses. Information derived from the surface diamond core drilling program was used to gain additional understanding of structural controls of mineralization and to increase confidence in the RC drillhole data.

Most of the drillholes were surveyed for their down-hole orientations using a continuous downhole survey instrument (Tropari Maxibor), and surveys were reported at three metre intervals. Approximately 25% of the drillholes were not surveyed due to an initial misconception by Sunshine Argentina that the RC drillholes would not deviate significantly. Once downhole survey results became available it was apparent that the deviation of some drillholes was significant. Older unsurveyed holes were re-entered and surveyed, where possible. It was not possible to re-enter and survey a total of 57 drillholes. Further analysis showed that geological structures were controlling drillhole deviation and that the degree and direction of the deflection was predictable. Sunshine Argentina used this knowledge to calculate deviations for the unsurveyed drillholes. An additional nine drillholes were drilled in areas where confirmation of mineralization defined by unsurveyed drillholes was needed. The additional drilling confirmed the presence and grade of mineralization where it was indicated by the factored drillhole locations, validating the use of Sunshine Argentinas’s factored downhole surveys for Mineral Resources estimation.

2005 to 2008 Drilling Programs

The 2005 drilling program was designed to test targets in the Oploca, Llallagua, and Colquechaca areas. The 2007 and 2008 drilling programs included exploration drilling, resource definition drilling, minor drilling for metallurgical testing, and “condemnation drilling” for infrastructure planning.  All drilling was done from surface, with the majority of drillholes being RC holes (approximately 84% of the total metreage drilled). Most of the diamond core that was recovered is of HQ-size, however, where necessary, drillhole core size was sequentially reduced to NQ-size and then BQ-size in some longer holes.

All drillhole collar coordinates were surveyed in the UTM Zone 19S coordinate system (WGS84 datum). Downhole surveys were made using a combination of Single Shot (DDH 072-DDH 084) and Reflex EZ-AQ l surveying instruments with readings taken every 50 metres to 100 metres down the holes. Diamond core and RC drillholes were predominantly oriented with azimuths of 15° to 195° (i.e. perpendicular to the predominant mineralization trend), with hole inclinations generally ranging between 45° and 70° (occasionally steeper, but rarely vertical). These orientations resulted in the drillholes intersecting the main WNW-ESE trending vertical to sub-vertical veins and stockwork veinlet system at an oblique angle. Mineralized drillhole intersections are therefore slightly longer than true mineralization thicknesses. Drilling recovery generally ranged between 95% and 100% for diamond drillholes, and generally between 80% and 100% for RC drillholes, except where drillholes intersected old underground workings. RC drilling was generally more successful than diamond drilling in reaching planned end-of-drillhole depths where the drillholes passed through the underground workings.

2010 to 2011 Drilling Programs

Diamond core drilling was conducted between July 2010 and September 2011. A total of 30,215 metres was drilled in 140 diamond core drillholes. The majority of this drilling was for resource definition in and around the existing open-pit (approximately 89% of the drillholes), with the remaining drillholes being exploration drillholes that targeted the Cortaderas Breccia Zone (some 6% of the drillholes) and other exploration targets. Drillholes were generally drilled to generate HQ-size drill cores. Where necessary, drillhole core size was sequentially reduced to NQ-size and then BQ-size in certain longer holes.

All drillhole collar coordinates were surveyed in the UTM Zone 19S coordinate system (WGS84 datum). All drillholes were surveyed for their down-hole orientations using a combination of Single Shot (DDH 119-DDH 132) and Reflex EZ Trac downhole survey tools. Downhole survey measurements were collected at intervals ranging from 3 metres to 50 metres, depending on the degree of deviation noted in the drillhole. Almost all of the drillholes were oriented with azimuths of 15° to 195° (i.e. perpendicular to the predominant mineralization trend). A total of 39 drillholes were oriented with azimuths of 130° to 310°, approximately perpendicular to an inferred secondary mineralization direction that was roughly parallel to the NNE-SSW trending anticline fold axis. This secondary mineralization direction was suggested by a combination of in-pit mapping and detailed geostatistical spatial continuity analyses. Mineralization along this secondary direction was, however, found to be insignificant in comparison to the main WNW-ESE trending vein and veinlet stockwork-hosted mineralization. The inclination of all drillholes was between 45° and 70°, which resulted in the drillholes intersecting the main WNW-ESE trending vertical to sub-vertical veins and stockwork veinlet system at an oblique angle. Drilling recovery for diamond core drillholes generally ranged between 95% and 100%.

The presence of existing underground workings prevented several of the diamond drillholes from reaching their target depths. In such cases, replacement holes were drilled at slightly different orientations from slightly different collar positions, as compared to the original holes, so as to avoid the underground workings, allowing the target depth to be reached.

The earliest drillholes (DDH-167 and DDH-214 through DDH-217) to test the zone of silver- and zinc-rich sulphide mineralization known as Cortaderas Breccia zone, which is located about 500 metres north of the open-pit, were drilled from the north side of the target at a shallow angle to the inferred plunge of the mineralized body. This was done in part to determine the orientation, extent and continuity of the inferred breccia body, but also for economic considerations since to drill the body from the south with a greater intersection angle would have meant locating the drillhole collars high on a ridge and drilling more than 500 metres before reaching the target. As a result, the mineralized intersections of the Cortaderas Breccia Zone that were made by the five drillholes completed in 2011 are essentially down-plunge intersections and do not represent near-true thickness intercepts of the mineralized body. We recognized the non-representative nature of the mineralized drill core intervals obtained by the 2011 Cortaderas Breccia drillholes and decided that the estimated resource for this mineralized body should be classified as ‘Inferred’, despite the fact that the drillholes yielding the assay data that defines the resource are relatively closely spaced, in most cases less than 35 metres apart.

2012 Drilling Program

Additional drilling was done in 2012 to expand and better define the silver and zinc resources identified in the Cortaderas target area north of the San Miguel open-pit. Between March and November of 2012 we completed 142 boreholes totalling 52,801 metres of diamond core drilling on the property. Using the assay results obtained from this drilling, we amalgamated the Cortaderas Breccia and the Cortaderas Valley zones into the Cortaderas Area and updated the Mineral Resources estimate as of December 31, 2012.

Since acquiring the Pirquitas Mine in October 2004, we have drilled a total of approximately 135,153 metres in 556 exploration drillholes (see Table 4). A summary of the drilling contractors we have used is presented in Table 5.

Table 4 Summary of Silver Standard Drilling on the Pirquitas Property
Drilling Program	Drilling Type	Drilling Areas(1)	Drilling Objectives	No. of Drillholes	Metres Drilled
May-Sep. 2005	Diamond	Oploca (4), Llallagua (6) Colquechaca (4)	Exploration	14	3,299.65
May-Dec. 2007	Diamond	San Miguel (24), Cortaderas (6)	Resource Definition/ Exploration	30	7,353.35
		Open Pit San Miguel (4), Potosi (1)	Metallurgical Samples	5	370.10
Jul. 2007-Dec. 2008	RC	San Miguel (115), Potosi (52), Oploca (32)	Resource Definition/ Exploration	199	34,181.00
		Cortaderas (12), Pircas (4), Médanos (10)	Condemnation	26	6,931.00
Jul. 2010-Mar. 2011	Diamond	San Miguel (38), Oploca (17), Veta Blanca (2), Cortaderas (4)	Resource Definition/ Exploration	61	12,665.40
Apr.-Sep. 2011	Diamond	San Miguel (69), Cortaderas (5), Other Targets (5)	Resource Definition/ Exploration	79	17,549.95
Mar.-Nov. 2012	Diamond	Cortaderas (130), Oploca (4), Portal Gravity (8)	Resource Definition/ Exploration	142	52,801.30
			Total	556	135,152.75
Note:
(1)	Number of drillholes completed at each target area shown in parentheses.

Table 5 Drilling Contractors used during Silver Standard’s Pirquitas Drilling Programs
Drilling Series	Types	Drilling Year	Contractor	Equipment
DDH 07 1-DDH 084	Diamond core	2005	Patagonia Drill S.A.	LY-44
AR 170-AR 394	RC drilling	2007-2008	Boart Longyear	Drilltech D40 KX
			Major Perforaciones S.A.	Schramm
DDH 085-DDH 118	Diamond core	2007-2008	Major Perforaciones S.A.	ED-48
DDH 119-DDH 224	Diamond core	2010-2012	Eco Minera S.A.	UDR-650
UDR-200
			Falcon Drilling (Barbados)	LY-38
DDH 225-DDH 367	Diamond core	2012	Eco Minera S.A.	Sandvik 710
UDR-650

Sampling and Analysis

Sunshine Argentina

RC Drillhole Samples

RC drillhole cuttings were collected and split into 30 kg to 40 kg samples at the drill rig. A three-tier Jones-style splitter was used to split these samples in half. One half was logged in detail (for lithology, alteration, mineralogy, and mineralization) and stored on site at Pirquitas, while  the other half was further split and reduced  into a 3 kg to 5 kg representative sample that was sent to the  analytical laboratory for sample preparation and geochemical analysis. Sample splits from approximately 5% of the locally-stored samples were collected and submitted to the analytical laboratory as field duplicate control samples.

Diamond Drillhole Core Samples

Drill cores from diamond boreholes (HQ and NQ core size) were transported from the drill site to the on-site geology laboratory where geotechnical core logging (principally the measurement of core recovery and RQD) was undertaken. Drill cores were then marked for sampling by a geologist and cut in half using a diamond table-saw. Half-cores were geologically logged in detail for lithology, hydrothermal alteration, mineralogy, mineralization, and structure, and then stored on site. The other drillhole half-cores yielded analytical samples with core lengths of individual samples ranging from as little as 15 cm up to a maximum of about 200 cm.  These core samples were sent to the relevant analytical laboratory for sample preparation and analysis. Approximately 5% of the samples collected were split in half (i.e., quarter-core samples) and sent to the analytical laboratory as field duplicate control samples.

Underground Channel Samples

Underground channel samples were collected along continuous one-metre intervals, perpendicular to the strike of the sheeted vein systems. Samples of approximately 2 kg per linear metre in weight were chiselled from channels that generally had dimensions of 5 cm wide, by 2 cm deep, by 1 metre long. Pneumatic and hand hammering were used to chisel the channels. A total of 2,788 underground channel samples were collected over a total distance of 1,600 metres from mineralized veins and sheeted vein systems in the main ore zone of the San Miguel zone, as well as from the Oploca, Potosí, Blanca, San Pedro, and Llallagua vein systems.

Quality Control Procedures

Samples were first sent to American Assay Laboratories (“AAL”), and then to the SGS Chile laboratory part way through Sunshine Argentina’s drilling program. Sample chain of custody comprised possession of the samples by either AAL or SGS Chile at Pirquitas. The samples were then transported to the respective laboratory for sample preparation and analysis.

All of the analytical laboratories used by Sunshine Argentina were (at the time) and currently are internationally recognized. We do not, however, have a record of the international certifications held by these various analytical laboratories that were used by Sunshine Argentina to obtain the Pirquitas assay data.  TWC noted that Sunshine Argentina established a Quality Assurance\Quality Control (“QAQC”) program for monitoring and validating analytical results reported by the Pirquitas exploration program. Standard, blank, and duplicate field control samples were generated and submitted along with regular field samples to the relevant analytical laboratories to measure accuracy, precision, bias, and potential cross-contamination in the sample preparation and analysis process. The final control sample dataset was reviewed in detail by TWC, which noted that overall, silver analyses of standard and blank control samples were within acceptable limits (i.e., accurate, unbiased, and uncontaminated). Field duplicate control samples of silver were considered acceptable (i.e., reporting at an acceptable degree of precision given the inherent variability or nugget effect present in the Pirquitas mineralization).

Tin analyses of standard control samples for Sunshine Argentina’s drilling were initially biased low, resulting in the re-assaying of 3,252 samples. No significant biases were noted in the tin assay data for the Phase II drilling. Limited cross-contamination in tin assay data was rectified through a program of sample batch re-assaying. Tin data displayed a relatively high degree of inherent variability.

2005 to 2008 Sampling and Analysis

RC Drillhole Samples

Rock cuttings from RC drillholes were collected at regular intervals during the drilling of the holes, typically every metre or every two metres, depending on the drillhole.  The material forming the individual samples was split into smaller representative samples at the drill rig, with the weight of these representative samples averaging about 40 kg. The RC sampling protocol used depended upon whether the sample was dry or wet:

—
Dry samples were further split and reduced to approximately one-eighth (~12.5%) of the original sample size using a three-tier Jones-style splitter. The remaining material (seven-eighths) was bagged and stored on-site at Pirquitas. The smaller sample fraction was split again into two 3 to 5 kg (effectively one-sixteenth) samples using a one-tier Jones-style splitter. One of these samples was submitted to the analytical laboratory for sample preparation and analysis, with the other stored on site. Field duplicate control samples were selected from this second batch of samples and submitted when required.

—
Wet samples of manageable size were obtained using a cyclone wet splitter at the drill rig. The original sample was initially split in half using the wet splitter, with one-half further split down to a sample consisting of one-eighth of the total sample weight using a three-tier Jones-style splitter. This sample was then split in half to obtain two smaller samples each one-sixteenth the weight of the total sample. One of these samples was submitted to the analytical laboratory for sample preparation and analysis, with the other stored on site. Field duplicate control samples were selected from this second batch of small samples and submitted when required. All of the remaining seven-eighths of a given sample are stored on site.

Diamond Drillhole Core Samples

Diamond drillhole core was transported from the drill site to the core shack by pickup truck. The core was photographed, geotechnically logged (recovery and RQD) and also geologically logged (lithology, alteration, mineralogy, mineralization, and structure).  Sample intervals were marked on the drill cores and core boxes by a geologist.

Drill cores were generally sampled on 1-metre intervals, starting from the top of the drillhole, with some sample intervals chosen to take into account lithological contacts. Drill cores from underground drillholes were sampled on 0.3 metre to 2.0 metre intervals, again with lithological contacts being accounted for. Drill core samples were generated by sawing the cores in half using a diamond table-saw. For each sample, one half of the drill core was stored in core boxes at site, with the other half of the core being submitted to the analytical laboratory for sample preparation and analysis. Field duplicate control samples were generated from selected quarter-cores that were sawn from half-core samples.

Drill core samples were placed in labelled plastic bags and closed with a security seal. The individual sample bags were then placed in larger labeled rice bags with each rice bag containing between five and ten individual samples depending on the sample weight. The samples were then sent by company truck to the MPI office in Jujuy, Argentina.

Quality Control Procedures

ALS is an international analytical laboratory with most of its analytical facilities being registered or pending registration to ISO 9001:2008 certification. ALS is independent from Silver Standard. Our QC program for the 2005 to 2008 drilling programs utilized standard reference samples, unmineralized “blanks”, field duplicate samples as well as third-party analytical laboratory check assays.  Standard, blank, and field duplicate control samples were inserted into the sample stream on a one in twenty basis, for both RC and diamond drillholes. Approximately 5% of the total number of submitted samples were submitted to the third-party analytical laboratory for check assaying. QC samples included six different reference standards (covering a representative range of silver, tin, and zinc contents), blanks generated from barren sandstone, and field duplicates. We have reviewed the QC results from the 2005 to 2008 drilling programs. The control values (mean, standard deviations) of the standard reference samples were not initially correctly calibrated, resulting in extensive failures of the field standard control samples relative to no failures in the analytical laboratory standard control samples. Recalibration of these values indicated that the key assay data from the 2005 to 2008 drilling programs are unbiased and accurate, and suitable for use in Mineral Resources estimation. Field blank control samples indicated that sample cross-contamination was not an issue during the analytical work. Field duplicate control samples, while indicating a degree of variability in the assay data, were reported at acceptable levels of precision for silver, tin, and zinc, given the “nugget effect” (inherent variability) and the variability associated with quarter-core versus half-core samples.

2010 to 2012 Drilling Programs

Sampling

All drillhole samples generated from the 2010 to 2012 drilling programs were diamond drillhole core samples. Drill cores were transported from the drill site to the core shack by pickup truck. The cores were photographed before being geotechnically logged (recovery and RQD) and then geologically logged (lithology, alteration, mineralogy, mineralization, and structure), with relevant logging codes recorded in accordance with standard MPI logging protocols.

Drillhole core sampling was conducted subsequent to geological logging. Sample intervals were marked on the cores and core boxes by a geologist, with sample intervals selected so as to take into account lithological contacts. Sample lengths were generally up to 2 metres in waste rock and 1 metre or less in mineralized rock. A minimum sample length of 0.1 metres was imposed on samples from highly mineralized structures such as veins, stockworks and hydrothermal breccias. Core samples of 10 cm lengths were collected at intervals of 10 metres to 20 metres down each of the drillholes for the purpose of point-load testing by the Pirquitas Mine Geotechnical Department. Drill core samples for geochemical analysis were generated by sawing the cores in half using a diamond table-saw. Half of the cores are stored on site, with the other halves being submitted to the analytical laboratory for sample preparation and analysis. Field duplicate control samples were generated from quarter-core sawn splits of selected samples.

Core samples were placed in labelled plastic bags and closed with a security seal. The plastic sample bags were then placed in larger labeled rice bags with each rice bag containing between five and ten samples depending on the sample weight. The samples were then sent by company truck to the MPI office in Jujuy, Argentina.

Quality Control Procedures

We used a similar QC protocol for the 2010 to 2012 drilling programs as we used in the 2005 to 2008 drilling programs. Standard, blank, and field duplicate control samples were inserted into the sample stream on a one in twenty basis. QC sample data were monitored on a real-time basis (upon receipt of data from the analytical laboratory) to ensure that sample batches with control sample data outside of acceptable limits were re-submitted for analysis in a timely manner. Approximately 5% of the total number of submitted samples will be submitted to a third party analytical laboratory for check assay. QC samples included three reference standard samples, unmineralized “blank” samples and field duplicate samples. The three reference standards were created for the Pirquitas deposit by CDN Resources Laboratories Ltd., and certified by Smee & Associates Consulting Ltd. following round robin analysis at 5 independent analytical laboratories. Based on the results of the standard control samples, the assay data generated as part of the recent 2010 to 2012 drilling programs are unbiased and accurate, and suitable for use in Mineral Resources estimation. Field blank control samples indicated that sample cross-contamination was not an issue during the analytical work. Field duplicate control samples, whilst indicating a degree of variability in the assay data, were reported at acceptable levels of precision for silver, tin, and zinc, given the nugget effect (inherent variability) and the variability in sample volume associated with quarter-core versus halfcore samples.

Sample Security

Sunshine Argentina Samples

No specific mention was made of sample security during Sunshine Argentina’s exploration program at Pirquitas.  There are no indications of deficiencies in the sampling method or sample recovery that would impact the reliability of the results.

2005 to 2008 and 2010 to 2012 Samples

Drillhole core and samples were in our custody from collection, through labeling and bagging, to initial transportation from the Pirquitas Mine to the Jujuy office. Thereafter they were in the custody of independent transportation companies which transported them to ALS in Mendoza. Sample bags were sealed at the mine and none of the seals were reported tampered by the receiving analytical laboratory. We are not aware of any deliberate attempts to compromise samples.

Data Verification

The following data verification steps were taken in respect of the sampling and assaying done at the Pirquitas Mine:

—	Visits to inspect geology and mineralization in the open pit (San Miguel and Potosi zones) and underground in the Oploca Vein zone.

—
Detailed review of selected drillhole core from the Mining and the Cortaderas Areas, to assess the nature of the mineralization, and the effectiveness of the selected drilling orientation in the delineation thereof.

—	Ongoing input into exploration drilling, and real-time involvement in drillhole location, downhole survey validation, and assay data validation.

—	Drillhole collar locations were confirmed with the mine site geologists. The drillhole collar locations were validated by an independent surveyor.

—	The locations of pre-existing underground mine workings relative to underground channel samples were checked.

—	Downhole survey data were reviewed for all drillholes to assess drillhole traces.

—	QC information for all exploration drilling programs conducted on the Pirquitas Property was analysed.

—	Approximately 10% of the pre-2010 drilling assay data set was checked and compared to the original assay certificates, to generate additional confidence in this data.

—
Review of grade control drilling data (including spatial analysis of silver, zinc, and tin data) in the upper parts of the deposit in the Mining Area to assess continuity models for the relevant grade variables in the different zones.

—
Detailed checks of assay data from the 2010 to 2012 drilling program in conjunction with our database manager, with iterative correction for any anomalies (generally typographic errors, including mislabelled samples and mislabelled sample intervals).

—	Review of real-time QC data monitoring by our database manager, especially timing and effectiveness of remedial action taken with respect to failed batches.

—
Comparison analyses were conducted between data derived from different drilling (and underground channel sampling) generations and types (e.g., RC, diamond core drilling) to validate their use in a single database.

—	Data was validated at each manipulation stage throughout the database compilation until the completion of Mineral Resources grade tonnage estimates.

All assay data are provided directly to us by the relevant analytical laboratory, and directly imported into the DataShed database management system. We checked a randomly selected proportion (10%) of the 2010-2012 assay data in the DataShed Pirquitas assay database against the assay certificates provided by ALS and no errors were noted.

Mineral Resources and Mineral Reserves Estimates

The following table summarizes as at December 31, 2012 our Pirquitas Mineral Resources estimate.

Table 6 Pirquitas Mineral Resources Estimate
	Tonnage (Million tonnes)	Silver Grade (g/t)	Zinc Grade (%)	Contained Silver (Oz. in millions)	Contained Zinc (lb. in millions)
Measured	11.1	150.3	0.49	53.6	119.8
Indicated	19.5	141.0	1.68	88.4	721.8
Stockpiles (Indicated)	1.4	137.3	0.74	6.1	22.6
Inferred	2.8	160.5	5.38	14.2	326.8
Notes:
(1)
Mineral Resources are reported below the as-mined surface as at December 31, 2012.  Mineral Resources for the Mining Area (includes San Miguel, Potosi, and Oploca zones) were estimated by Dr. Warwick S. Board, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101 in the 2011 Pirquitas Technical Report. For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Resources of the Mining Area, please refer to the 2011 Pirquitas Technical Report. Mineral Resources for the Mining Area are reported above a cut-off grade of 50 grams per tonne silver and are reported inclusive of Mineral Reserves. The Mineral Resources estimate of the Cortaderas Area, with an effective date of December 31, 2012, was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101.  Mineral Resources for the Cortaderas Area are reported above a cut-off grade of 50 grams per tonne silver and are reported inclusive of Mineral Reserves. All Measured Mineral Resources are situated in the Mining Area. Indicated Resources in the Mining Area comprise 15.9 million tonnes, totalling 72.8 million ounces of silver.  Indicated Resources in the Cortaderas Area comprise 3.6 million tonnes, totalling 15.6 million ounces of silver. Stockpile material comprises 1.4 million tonnes of mined material, totalling 6.1 million ounces of silver.  Inferred Resources in the Mining Area comprise 0.03 million tonnes, totalling 0.1 million ounces of silver.  Inferred Resources in the Cortaderas Area comprise 2.7 million tonnes, totalling 14.1 million ounces of silver.

(2)	Table may not sum due to rounding.

The following table summarizes as at December 31, 2012 our Pirquitas Mineral Reserves estimate.

Table 7 Pirquitas Mineral Reserves Estimate
	Ore Tonnage (Million tonnes)	Silver Grade (g/t)	Zinc Grade (%)	Contained Silver (Oz. in millions)	Contained Zinc (lb. in millions)
Proven	8.3	180.8	0.51	48.1	92.3
Probable	4.8	169.1	1.03	25.9	107.9
Stockpiles (Probable)	1.4	137.3	0.74	6.1	22.6
Total Project Reserves	14.5	172.7	0.70	80.1	222.8
Notes:
(1)
Mineral Reserves estimate is reported below the as-mined surface as at December 31, 2012 and was completed by Andrew W. Sharp FAusIMM and Trevor J. Yeomans, P.Eng., ACSM, as Qualified Persons in accordance with the standards of NI 43-101. Mineral Reserves are presented at a cut-off of US$35.52 per tonne NSR, using US$25.00 per troy ounce silver and US$2,403.00 per tonne zinc. These values remain unchanged to the values that are reported in the 2011 Pirquitas Technical Report, which is filed on SEDAR and is available on our website. Mineral Reserve estimates have been adjusted for mine depletion since the 2011 Pirquitas Technical Report was prepared. For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Reserves, please refer to the 2011 Pirquitas Technical Report.

(2)	Table may not sum due to rounding.

Mining Operations

Mining Method

The Pirquitas Mine uses a standard open pit mining method, and has a current mining rate of approximately 50,000 tonnes per day of ore and waste combined. The mine undertakes conventional drilling and blasting activities with a pre-split to ensure stable wall rock conditions. RC grade control drilling is used in the pit to define the structurally controlled vein and breccia hosted ore zones.

Metallurgical Process

The Pirquitas Mine processing plant consists of primary, secondary and tertiary crushing operations which deliver ore to a stockpile. The maximum crushing circuit throughput is currently around 6,850 tonnes per day although long term plans allowing for good maintenance protocols call for rates around 5,500 tonnes per day. Ore is transferred from the stockpile to a pre-concentration system that consists of jigs to upgrade the normal mine grade to a higher grade product.

Wet milling is performed on the feed from the jig plant and can be augmented by a by-pass feed system in the event of jig downtime or milling capacity in excess of jig capacity. The maximum wet milling throughput is currently 5,400 tonnes per day although long term plans allowing for good maintenance protocols call for rates under 5,000 tonnes per day. Mill discharge is pumped through a cyclone system and oversize is fed back into the mill for additional grinding. Fines are fed into a conditioning and reagent addition tank and then flow into the silver flotation circuit.

The tailings from the silver flotation process are routed to a separate conditioning tank and from there flows to the zinc flotation circuit. Tails from the zinc flotation circuit can be directed to the tin circuit or to the tailings thickener, as appropriate.

Tailings are thickened and stored at a permitted facility on-site.

Production Forecast

Our estimated production forecasts for 2013 are as follows:

—	Produce and sell 8.2 to 8.5 million ounces of silver.

—	Produce over 20 million pounds of zinc.

Mine Life and Annual Production

From the date of the 2011 Pirquitas Technical Report, no changes to reserves cut-off grades or the pit design have since occurred.  Minor changes to the life of mine plan have occurred with respect to scheduling.  The current mine plan has the mine ending in early 2019 (6.25 years mine life – formerly 5.5 years).  During the mine life a long term low grade stockpile will be developed and this will be used during the mine life, but will constitute the majority of the plant feed source in 2019 and all of the feed source in 2020.  Annual production is expected to remain in a range of 8 to 10 million ounces of silver from 2013 to 2018 and plant production in 2019 and 2020 is expected to amount to around 4 million ounces of silver per year.

Capital Expenditures and Reclamation Costs

The total remaining life of mine sustaining capital is currently estimated to be $130.0 million.  This capital will be expended during the remaining eight year project life.  In addition approximately $50.2 million is anticipated to be incurred for reclamation and closure.

Markets

The Pirquitas Mine produces a silver concentrate and a zinc concentrate. These concentrates are sold to smelters and metals traders globally. The Pirquitas Mine receives payment based upon an agreed percentage of metal in the concentrate that is payable by the smelter or trader, less deductions for smelting, refining and penalty elements where applicable.

At this time, we have been successful in placing all annual production tonnage of Pirquitas Mine concentrate with buyers. However, future sales and contract terms will depend on market conditions at the time of negotiation and sale.

Environmental Conditions

Consulting engineering firm Knight Piésold LLC was commissioned in April 1998 to complete an environmental impact report (“EIR”) for Sunshine Argentina which it presented to the company in December 1998. In this EIR, potential environmental problems that existed at the time as well as foreseeable potential effects that development of the project could have on the surrounding environment were described and evaluated. The scope of the EIR was commensurate with the norms for environmental protection associated with Law 24.585 of the Argentine Mining Code (November, 1995) and with guidelines established by international lending institutions such as the World Bank. The following discussion is either paraphrased or taken directly from Knight Piésold’s 1998 report.

The Pirquitas Mine area is known to be a suitable habitat for 26 animal species and one plant species that are considered to be protected species in Argentina. Of these 26 species, the plant yareta, two mammals (vicuña and mountain vizcacha) and seven birds (lesser rhea, Puna tinamou, Andean flamingo, Puna flamingo, Andean condor, Puna ground tyrant, and chestnut canastero) are known to inhabit the area of the mine. None of the ‘protected’ species observed on the property are listed as ‘threatened’ or ‘endangered’ in Argentina.

Remnants of historic mining activities at Pirquitas included derelict buildings, mine structures as well as tin-silver jig tailings and tin placer tailings along the Río Pircas. Flotation tailings had been discharged into the Río Pircas and scattered piles of gold placer tailings were left about 150 metres above the current level of the Río Pircas on paleo- river terraces to the south of the central mine camp. These areas comprise some 107 hectares of surface disturbance that existed prior to Sunshine Argentina’s acquisition of the property, some of which are now associated with acid rock drainage into the Pircas River watershed.

Surface and ground waters are known to be acidic and metalliferous down gradient from the historic mines above the Río Pircas canyon at Tres Placas which is located approximately 1.5 kilometres downstream from the Pirquitas Mine open pit. As well, acidic and metalliferous ground water is present in the abandoned underground workings and in some natural springs in the area, suggesting that natural oxidation of sulphide mineralization which is widespread in the rocks found on the property is also contributing to background surface water contamination.

When it acquired the Pirquitas property, Sunshine Argentina made note of the fact that documents in the bankruptcy auction files did not mention environmental liabilities against the property, but did mention that Sunshine Argentina was “grandfathered” against environmental liabilities related to historic mining activities. Furthermore, the only condition the Ministry of Mines and Energy applied to its approval of Sunshine Argentina’s EIR, apart from the mandatory two-year update to the report, was the requirement that water quality monitoring be carried out.

In 2008, a second EIR was completed by Knight Piésold following start-up of mining activities and initiation of plant construction. While there were no observations or restrictions placed on us at that time, this study began a focus on the water management plan and on conceptual plans for mine waste stockpiles. A conceptual water treatment plant, for neutralization of acid waters was anticipated with a treatment capacity estimated to be as much as 150 litres per second.

The most recent EIA update for the Pirquitas mining operation was undertaken by BGC Engineering and submitted to the appropriate government agency in November 2010. This report expanded the water management focus but did not result in a design of the water treatment plant. For further details regarding EIAs in the Argentine environmental regime, see “Foreign Operations – Argentina – Environmental”.

MPI has initiated engineering studies for the design of water management structures and for mine closure design to be included in the next EIA update to be filed in 2013. An environmental update report was submitted to government officials in December, 2012.

Argentina currently has no specific mine closure legislation or requirements. MPI is currently anticipating that the eventual requirements will be similar to those used in Peru and that closure options will have to be proposed that may include passive or active neutralization features to return water to baseline conditions (acidic at the time of baseline studies) and have some monitoring requirements.

Taxes

The 1999 Feasibility Study to operate an open-pit mine at Pirquitas was submitted by Sunshine Argentina (now MPI) in early 1999 to the Argentine Ministry of Mines and Energy.  With approval of the study in July of that year, Sunshine was granted all permits necessary for construction, development and operation of the Pirquitas open-pit mine. At the time of writing this Annual Information Form, all permits necessary for the existing defined Mineral Reserves of the Pirquitas Mine are in place.

The Pirquitas Mine also holds Permit No. 201/002, giving it the rights to withdraw a total of 32 litres of water per second from the Pirquitas, Collahuaima, and Porvenir rivers. These water rights were granted by the Dirección Provincial de Recursos Hidricos de Jujuy and were recorded by the Ministerio de Obras y Servicios Publicos on July 23, 1998.

On approval of the 1999 Feasibility Study by the Ministry of Mines and Energy, Sunshine Argentina was issued a Memorandum of Understanding in 1999, effective April 28, 1998, which states that the company is entitled to the benefits of Fiscal Stability, under the Mining Investment Law, whereby the annual income tax rate for the project would be set at approximately 33% of net income for the mine.  As a result of MPI being a Delaware-incorporated company that operates as a branch in Argentina, it is also subject to US income tax, which is currently at a rate of 35%. The taxes paid in Argentina can be used as a foreign tax credit in the US to offset US taxes payable.

We entered into the Fiscal Agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the DNA levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina. See “Foreign Operations – Argentina – Regulatory – Export Controls and Duties”.

As the Pirquitas Mine is in operation and subject to income tax, the value added tax (“VAT”) that was paid on construction expenditures and is payable on operational expenditures is recoverable from the national taxation office. The process to recover the VAT paid to the federal government is continuous and MPI anticipates recovering the full amount.

On October 26, 2011, the Argentina government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. Each transfer is subject to a 0.6% transfer tax. See “Foreign Operations – Argentina – Regulatory – Export Controls and Duties”.

MPI is subject to withholding tax in Argentina at a rate of 35% on the interest paid out of the country.  The withholding tax is available as a foreign tax credit to offset US income taxes payable.

The Pirquitas Mine is subject to provincial royalties at a 2.5% rate on a net smelter royalty basis.

Exploration and Development

To follow up on positive drilling results obtained in 2011, additional drilling was done in 2012 to expand and better define the silver and zinc resources identified in the Cortaderas target area located about 500 metres north of the San Miguel open-pit. Between March and November of 2012 we completed 142 boreholes totalling 52,801 metres of diamond core drilling on the property. Using the assay results obtained from this drilling we prepared an updated estimate of the Mineral Resources found in the Cortaderas target area, with an effective date of December 31, 2012.

In 2013, we are planning to diamond drill approximately 7,000 metres on the property distributed between several boreholes.  The drillholes will be testing half a dozen geophysical anomalies which were defined east and north of the San Miguel open-pit by a grid-controlled gravimetrics survey that was completed in the final quarter of 2012.  These gravity anomalies are interpreted to be reflecting zones of relatively high rock density, which could be caused by concentrations of iron- and zinc-sulphide mineralization similar to that forming the Cortaderas minerals resources located north of the open-pit.  In addition to the drilling program, which has been designed to explore for new resources, studies will be done in the first half of 2013 to determine how to best mine and process the Cortaderas resources.

Pitarrilla Project

The following disclosure relating to the Pitarrilla Project is based, in part, on information derived from the technical report entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” dated December 14, 2012 (the “2012 Pitarrilla Technical Report”) prepared by Kelly G. Boychuk P.Eng., Dawn H. Garcia P.G., C.P.G., Andrew W. Sharp, B.Eng., FausIMM, Jeremy D. Vincent, B.Sc. (Hons) P.Geo. and Trevor J. Yeomans, B.Sc. (Hons), P.Eng., ACSM, all of whom are Qualified Persons as defined in NI 43-101. The 2012 Pitarrilla Technical Report is available for review under our profile on SEDAR at www.sedar.com. The following disclosure has been updated to include information about the Pitarrilla Project subsequent to the date of the 2012 Pitarrilla Technical Report. See “Interests of Experts” for details of the Qualified Persons who prepared the 2012 Pitarrilla Technical Report and approved the following disclosure.

Project Description and Location

The Pitarrilla Project is located within the Municipality of Inde, on the eastern flank of the Sierra Madre Occidental (“SMO”) mountain range in the central part of Durango State, Mexico. The Pitarrilla Project consists of 12 contiguous mineral concessions covering a total of approximately 136,191 hectares. Our 100% interest in the Pitarrilla Project is held through our wholly-owned Mexican subsidiary, Silver Standard Durango, S.A. de C.V. The majority of the surface rights required for mining, milling and all surface facilities at the project site are controlled by us and we continue to be actively engaged in obtaining the remaining surface rights with five tracts of land still required as of the date of this Annual Information Form.

CHIHUAHUA
CHIHUAHUA
COAHUILA
LA PITARRELLA PROJECT
DURANGO
ZACATECAS
NAYARIT
Villa Ocampo
Villa Hidalgo
Tlahualilo de Zaragoza
San Bernardo
Santa María del Oro
Mapimí
Gomez Palacio
Cd. Lerdo
Tepehuanes
Topia
Canelas
Rodeo
Nazas
Santiago Papasquiaro
Nuevo Ideal
Cuencame
San Juan de Guadalupe
Santa Clara
San Juan del Rreyes
Canatlán
Gpe. Victoria
Villa Unión
El Salto
Nombre de Dios
V. Guerrero
Suchil
Mezquital
GRAPHIC SCALE, APROX.
0 30 60 90 Kms.
LEGEND
TOLL ROAD
HIGHWAY
DIRT ROAD
RAILROAD
STATE BOUNDARY
CITY/TOWN
LA PITARRELLA PROJECT

Map of Mexico Showing the Location of the Pitarrilla Project

Tenure and Obligations

In Mexico, the main obligations that arise from a mining concession, and that must be kept current to avoid its cancellation are:

—	carrying out the exploitation of those minerals expressly subject to applicability of the mining law;
—	performing and filing of evidence of assessment work; and
—	paying mining taxes (technically called “mining duties”).

We must also comply with environmental laws as any non-compliance may result in the shut-down of mining operations.

The regulations establish minimum amounts that must be invested in the concessions and minimum expenditures may be satisfied through sales of minerals from the mine for an equivalent amount. See “Foreign Operations – Mexico – Regulatory – Land Tenure”.

The complete set of mining concessions for the Pitarrilla Project, along with the legal status of each, including expiration dates, is shown in Table 8 below.

Table 8 Legal Status of Pitarrilla Mineral Concessions
No.	Claim name	File No.	Title	Area (hectares)	Agency	Municipality & State	Validity
							From	To
1	America	321.1/1-111	183518	198	Durango	El Oro, Durango	26/10/1988	25/10/2038
Pitarrilla Group
2	La Pitarrilla	25/30749	218323	1,395	Durango	El Oro, Durango	05/11/2002	04/11/2052
3	La Pitarrilla 2	31124	220231	5,771	Durango	El Oro, Durango	24/06/2003	23/06/2053
4	La Pitarrilla 3	31254	221576	4,200	Durango	Inde, Durango	02/03/2004	01/03/2054
5	La Pitarrilla 4	31845	226715	17,960	Durango	Inde, Durango	21/02/2006	20/02/2056
6	Peña	27442	216381	73	Durango	El Oro, Durango	14/05/2002	13/05/2052
7	Peña 1	27443	216382	62	Durango	El Oro, Durango	14/05/2002	13/05/2052
8	Pitarrilla 5	25/32978	231034	98,796	Durango	El Oro & Inde, Durango	30/11/2007	29/11/2057
9	Pitarrilla 6	25/33079	230335	81	Durango	El Oro & Inde, Durango	16/08/2007	15/08/2057
10	Pitarrilla 7	25/33421	234722	6,242	Durango	El Oro & Inde, Durango	06/08/2009	05/08/2059
11	Pitarrilla 7 Fraccion A	25/33421	234723	1,298	Durango	El Oro & Inde, Durango	06/08/2009	05/08/2059
12	Pitarrilla 7 Fraccion B	25/33421	234724	115	Durango	El Oro & Inde, Durango	06/08/2009	05/08/2059
	Total			136,191

Encumbrances

The Pitarrilla Project is not encumbered with a royalty payment to a third party and has no outstanding environmental liabilities from prior mining activities.

Permitting

In accordance with Mexican law, certain permits must be acquired in order to commence mining and construction activities on the Pitarrilla property. For a summary of the key permits and the stages at which they are required,  see “Foreign Operations – Mexico – Environmental and Permitting – Permits, Licenses and Authorizations”.

The project has acquired permits for mineral exploration and construction of initial project works, including water concessions, ramp, hazardous waste generator and the archaeological release. The permitted activities and the corresponding permit numbers are listed in Table 9 below.

Table 9 Permitted Activities and Corresponding Permit Numbers
No.	Activity	Change of Soil Use	EIS/Permit Number	Disturbance (hectares)
1	Exploration drilling, roads and drill pads, Monarch Resources de México, S.A. de C.V., 1996.	Not applicable	Notification of intent in accordance with NOM-120-ECOL-1997	5.60
2	There are no records of activity during the period of Explominerales, S. A. de C. V.	Not available	Not Available	Not available
3	Exploration drilling, roads and drill pads, Silver Standard México, S.A. de C.V. 2003 a 2005. (Phase 1)	Not applicable	Notification of intent in accordance with NOM-120-ECOL-1997	11.638
4	Opening of roads for mineral exploration and geotechnical studies. Silver Standard México, S.A. de C.V. from 2006 to 2010. (Phase 2)	SG/130.2.2/002440	SG/130.2.1.1/002059	9.3252
5
Modification of Silver Standard Mexico, S.A. de C.V. Phase 2 facilities: camps, office, workshop/warehouse, water tank, tailings pad, breaking of the tunnel ramp for exploration, reservoir for organic soil, access roads and drill pads.
		Not applicable	SG/130.2.1.1/002400	Not applicable
6
In 2006, Silver Standard Durango, S.A. de C.V. obtained from the Comisión Nacional del Agua the permit to extract water from a well 50 metres deep located at the camp for an annual extraction volume of 36,000 cubic metres.
		Not applicable	Proof of registration folio: 03665.	N/A
7	Silver Standard Durango, S.A. de C.V. Preparation for beneficiation plant, large ramp and waste dump “B”, camp, drill pads and access roads.	SG/130.2.2/000728/11	SG/130.2.1.1/00625/11	95.3572
8	Silver Standard Durango, S.A. de C.V. in October 2011, gave notice to the Comisión Nacional del Agua, to create 5 exploration wells for possible mine water sources.	Not applicable	BOO.E.23.1.1/.-1905	N/A
9	On December 9, 2011, Silver Standard Durango, S.A. de C.V. was granted a registration number as a generator of hazardous wastes.	Not applicable	No. SSDMJ1001811	Not applicable
10	February 2012, Silver Standard Durango, S.A. de C.V. obtained permission to drill 15 exploration holes over existing roads and pads, requiring no change in land use.	Not applicable	SG/130.2.1.1/000599/12	Not applicable
11	March 13, 2012, Comisión Nacional del Agua issued a favorable technical opinion on the feasibility of extracting stone materials in four borrow sites.	Not applicable	BOO.E.23.1.1/0405	Not applicable
12	March 2012 Pitarrilla Phase 4 geotechnical study for tailings dam and plant was authorized.	SG/130.2.2/001244/12	SG/130.2.1.1/000958/12	1.9799
13	April 2012, Silver Standard, obtained permission to drill 24 exploration holes, access roads, and drill pads in the mineralized area, Phase 5.	SG/130.2.2/001243/12	SG/130.2.1.1/001077/12	0.4088
14	April 2012, Silver Standard obtained permission for 4 exploration holes and 12 exploration trenches in the future waste area.	Not applicable	SG/130.2.1.1/000990/12	Not applicable
15	April 2012, Silver Standard was authorized to conduct a seismic exploration program in the mineralized area of the Pitarrilla project.	Not applicable	SG/130.2.1.1/001098/12	Not applicable
16	Agreement with INAH Durango for the archaeological survey, submitted April 15, 2012.	Not applicable	October 2011	Not applicable

Table 9 Permitted Activities and Corresponding Permit Numbers
No.	Activity	Change of Soil Use	EIS/Permit Number	Disturbance (hectares)
17	Silver Standard notified the Comisión Nacional del Agua of the intent to install 3 wells for possible sources of mine water.	Not applicable	BOO.E.23.1.1/0639	Not applicable
18	September 2012, Environmental Impact Authorization (including for change of soil use) received for Ancillary Works at Pitarrilla (Particular Modality).	SG/130.2.2/000332/13	SG/130.2.1.1/002642/12	143.85
19	January 2013, Environmental Impact Authorization (including for change of soil use) received for Ancillary Works at Pitarrilla, (Regional Modality).	SG/130.2.2/000332/13	SG/130.2.1.1/000041/13	11.41

In January 2013, a partial environmental impact authorization application (21 out of the 24 required chapters) was submitted to SEMARNAT in connection with the planned open pit, crusher, beneficiation plant, waste rock dumps and Tailings Storage Facility (“TSF”). SEMARNAT typically has 60 to 120 days to review such applications. The corresponding change of soil use application will be submitted once all required surface land access rights have been obtained.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Pitarrilla Project is currently accessible through a network of public roadways in the area. Road access is available from two unpaved public roads, with a paved national Highway-45 extending to within 47 kilometres of the project site. The main access to the project site is planned to be along approximately 47 kilometres of public and private dirt roadways, from the junction with paved Highway 45, to the project’s southeast gate. The primary site access road will utilize the existing roadway serving the nearby local community of San Francisco de Asís, with secondary access via the existing road to Casas Blancas. Improvements would be required for the main road, prior to plant construction, the most significant of which is the addition of a permanent bridge over the Nazas River, approximately 11 kilometres from the plant site.

Climate

The area of Pitarrilla falls in an area characterized as a steppe (that is, grassland plains without trees, except at water sources). Typically the climate at Pitarrilla is dry; winter days are cool with minimum temperatures dropping slightly below 0°C before warming to daily maximums of about 23°C. From May to the beginning of July, the daytime maximum temperatures rise to a maximum of about 35°C. Daily maximum temperatures decrease before the onset of a wet season that lasts until about mid-September. A mine at Pitarrilla will have a 12 month operating season.

Local Resources and Infrastructure

Durango, the state capital of Victoria de Durango, is located 160 kilometres southwest of the Pitarrilla Project and has a population of approximately 1 million. Additionally, the city of Torreón, the capital of Coahuila state and with a population of approximately 1.5 million, is located approximately 160 kilometres to the east. There are large active mines and developed mining infrastructure in the states of Durango and Coahuila. Both state capitals have sufficient populations and support services to adequately provide the Pitarrilla Project with general goods, services and labour.

Water resources in Mexico are controlled by the CNA. The Pitarrilla Project site is located in an arid to semi-arid climate that receives an average annual precipitation of 407 mm. It is expected that the project will require, at its peak, approximately 150 L/s of fresh water. In order to identify an independent reliable water source, local aquifers were located and tested by Ideas en Agua, a Mexican hydrogeological consultant. The Ideas en Agua investigation in 2010 concluded that local aquifers could provide the quantities of water required to operate the Pitarrilla Project.

Physiography

The physiography in the immediate area of Pitarrilla is rugged, with rocky cliffs and steep walled gullies, and the surficial soil conditions are represented by shallow soils and weathered bedrock. Elevations on the Pitarrilla property range from about 1600 masl in the valley floors to 2140 masl at the top of Cerro La Pitarrilla. The project is located in the high plains (Altiplano) region of Mexico, a large area noted for its high altitude and low winter temperatures. The region is comparable to high desert and can include vegetation such as chaparral, mesquite-grassland, or arid tropical scrub. There are a considerable number of endemic species within the Altiplano.

Sufficiency of Surface Rights

We have acquired surface rights to most of the lands required for successful project permitting, construction, and mining operations, including those lands required for the process plant, tailing storage facilities and waste dumps. We are pursuing negotiations to obtain a long-term access agreement to the two remaining, privately-held plots of land required for the project (La Mina y el Consuelo and Las Flores). In addition to these negotiations, we are commencing temporary occupation processes to obtain access to these plots. See “Foreign Operations – Mexico – Regulatory –Land Tenure”.

As shown in Figure 1 and Table 10 below, a significant portion of the project site is located on ejido land. Tags No. 9 and 11 on the figure below represent five ejido parcels for which we currently have a long-term lease and an option to purchase all such lands when privatization is completed, subject to certain rights of first refusal required by the Mexican Agrarian Law. The lease to such parcels, as well as the holding of the corresponding mining concessions, is sufficient for our mining purposes on such land. We anticipate the privatization of this land to be completed in mid-2013, and, subject to the rights of first refusal, being able to acquire full title over such parcels of land thereafter. See “Foreign Operations – Mexico – Regulatory – Ejido Land”.

Figure 1 below shows the boundaries of the surface rights required for the project site.

Figure 1 Pitarrilla Property Ownership

Table 10 below shows the corresponding status of our ownership of, or access to, the land required for the Pitarrilla Project.

Table 10 Land Ownership and Status
Tag No.	Location	Owner	Status	Tenure
1	Piedras Azules	Silver Standard Durango	Not Required	Private
2	Ruben Valles	Ruben Valles	Not Required	Private
3	La Mina y La Consuelo	Arreola Heirs	Outstanding	Private
4	Pena de Guerrero	Silver Standard Durango	Owned by SSD	Private
5	Lote No. 2 de la Pitarrilla (El Chaparral)	Silver Standard Durango	Owned by SSD	Private
6	La Pitarrilla Fracc Lote 2 (Boca de Alamos)	Silver Standard Durango	Owned by SSD	Private
7	Rinco de Alamos	Silver Standard Durango	Owned by SSD	Private
8	Las Flores	Heirs of Enrique Padilla Herera	Outstanding	Private
9	Various Ejido Casas Blancas Parcels	Ejido	Leasing	Ejido
10	Various Ejido Casas Blancas Parcels	Ejido	Outstanding	Ejido
11	Parcela 155	Ejido	Leasing	Ejido
12	Ejido Casas Blancas	Ejido	Not Required	Ejido

History

Available records of mineral exploration conducted on the Pitarrilla property and immediately adjacent ground date back to 1996. Any earlier exploration on these lands by mining or exploration companies appears to have gone undocumented.

Recognition of the mineral potential of the Pitarrilla area was first established by F. Hillemeyer and P. Durning of LCI, while conducting regional reconnaissance gold exploration for Monarch Resources de Mexico (“Monarch”) in 1996. Based on encouraging prospecting results obtained by LCI, Monarch stake-claimed the Pitarrilla concessions and commenced exploration in the area. Rock-chip and grid-controlled soil sampling programs were completed along with the collection of stream-sediment samples. Monarch’s soil geochemistry survey identified a gold anomaly to the southeast of Pitarrilla hill, which the company tested with an RC drilling program. Monarch’s drillholes are not located within the area of the current silver-lead-zinc resource.

Due to the relatively weak assay results for gold that were obtained by its drilling program, Monarch returned the mineral rights for the claims back to LCI. In the following years, until 1999, Hillemeyer and Durning returned to the Pitarrilla property on a number of occasions to prospect the area on behalf of companies potentially interested in acquiring the claims from LCI.

In 1999, LCI conducted a comprehensive evaluation of the Pitarrilla property for the Mexican subsidiary of Hecla Mining Company (“Hecla”), which involved the excavation, mapping and sampling of shallow trenches mostly located on the northeastern slopes of Pitarrilla hill.  Notwithstanding the sporadic gold anomalies in trench samples, Hecla was not sufficiently encouraged by the results of the Pitarrilla property evaluation to acquire the mineral rights to the Pitarrilla property from LCI. A few months after Hecla’s evaluation, LCI decided to allow the exploration licenses for the Pitarrilla claims to expire.

In 2002, we contracted LCI to acquire mineral properties in Mexico which showed good exploration potential for silver. One of the first areas LCI recommended for claiming was the ground covered by the former Pitarrilla claim group. Between November 2002 and March 2003, a total of 12 concessions covering 136,191 hectares were claimed by Explominerals, S.A. de C.V. (“Explominerals”) on our behalf.

Geology and Mineralization

Regional and Local Geology

The Pitarrilla Project is located on the eastern flank of the SMO mountain range. This mountain range is the erosional remnant of one of the Earth’s most voluminous accumulations of intermediate to felsic volcanic rocks, which formed a calc-alkaline magmatic arc that was built during Eocene to early Miocene time, roughly 52 to 25 million years ago, in response to subduction of the Farallón tectonic plate beneath North America, this mountain building event is known as the Laramide Orogeny. A large number of medium to high-level hydrothermal systems variably enriched in silver, gold, lead, and zinc were intermittently generated during this extended period of volcanism, including the epithermal mineral systems that formed the great Mexican silver mining districts at Guanajuato, Real de Angeles in Zacatecas, Fresnillo, and Santa Barbara-San Francisco del Oro. The silver-lead-zinc mineralization found on the Pitarrilla property is situated in Central Mexican Silver Belt, a metallogenic province defined by the four previously-noted silver mining districts along with the mining districts of Parral, Santa Maria del Oro, and Sombrerete-Chalchihuites.

In the area of the Pitarrilla Project, the Tertiary volcanic rocks of the SMO overlie marine sedimentary rocks that were deposited in a back-arc basin from early to middle Cretaceous time. These marine sediments suffered compressional deformation during the Laramide Orogeny which peaked during the late Cretaceous. A major unconformity separates the deformed Cretaceous sedimentary rocks from the overlying Eocene to Oligocene volcanic and volcaniclastic rocks. Along the eastern margin of the SMO, this unconformity is commonly marked by the presence of continental clastic sedimentary rocks, mainly conglomerates and sandstones. Eocene (52 to 40 Ma) andesitic flows and domes, as well as minor silicic lavas and ignimbrites generally form the lower volcanic stratigraphy of the SMO. Following a hiatus in arc magmatism at the end of the Eocene, extensive volcanism in the SMO resumed, with voluminous Oligocene silicic ignimbrites and rhyolitic domes deposited. Basaltic-andesitic volcanism followed most of the major ignimbritic episodes, as evidenced by mafic flows locally overlying the Oligocene sequences.

The core of the SMO can be viewed as a relatively un-extended crustal block that separates two NNW-SSE trending belts, marked by extensional deformation, which occur along its western and eastern flanks. The eastern flank of the central sector of the SMO, where the Pitarrilla Project is located, is interpreted as having undergone two major extension events. The first event, directed ENE-WSW, occurred during the early Oligocene (32.3 to 30.6 Ma) at about the same time as the main episode of ignimbritic volcanism. A subsequent, late Oligocene ENE-WSW directed extension began around 24 million years ago, post-dating the Oligocene silicic volcanism but coinciding with a mafic, alkaline volcanic event. NW-trending faults generated during early Miocene extension are interpreted to be reactivated early Oligocene structures.

Pitarrilla Property Geology

The interpreted geology of the Pitarrilla Project is presented in the geologic map below. The silver-lead-zinc mineralization is spatially associated with a Tertiary rhyolite dome complex that was emplaced over a sequence of intermediate to felsic volcaniclastics and pyroclastics, which overlie a Cretaceous marine sedimentary basement. Four informal formations are defined at Pitarrilla, which from oldest to youngest are the Peña Ranch, Pitarrilla, Cardenas, and Casas Blancas Formations.

The Peña Ranch Formation is dominated by thinly inter-bedded Cretaceous mudstone and siltstone with lesser limestone and pebble conglomerate lithofacies. Economically significant silver-lead-zinc mineralization occurs in the form of disseminated and fracture-fill sulphides, which in order of abundance include pyrite, sphalerite, pyrrhotite, galena, chalcopyrite, arsenopyrite, stibnite, and tetrahedrite.

The Pitarrilla Formation unconformably overlies the Peña Ranch Formation and consists of well-stratified, volcaniclastic rocks and a single massive lava flow of presumed Eocene age. At the base of the Pitarrilla Formation and immediately overlying the Cretaceous-Tertiary unconformity is a polymictic conglomerate unit, referred to as the Manto Rico member. The Manto Rico conglomerate is a key lithology because it hosts important semi-massive replacement mineralization composed of varying combinations of pyrrhotite, sphalerite, pyrite/marcasite, chalcopyrite and lesser galena. The various members and rocks of the Pitarrilla Formation are interpreted to have been deposited in a back-arc sedimentary basin that had formed along the eastern flank of the Eocene volcanic arc, now represented by the SMO. Silver mineralization hosted by volcaniclastics and pyroclastics of the Pitarrilla Formation is extensive, typically being associated with disseminated sulphide and sulphosalt phases at lower elevations, and with disseminated iron and manganese oxides in weathered rocks closer to surface.

The Cardenas Formation unconformably overlies the Pitarrilla Formation and consists predominantly of sub-aerial, crystal-rich, non-welded to welded ignimbrites and surge deposits of presumed Oligocene age. Following the eruption and emplacement of the felsic pyroclastics, the ignimbrite and surge deposits were eroded and the depositional environment returned to a shallow marine or lacustrine one, in which the stratified lithofacies of the Cardenas Formation were deposited. Silver mineralization is associated with disseminated hematite ± manganese oxides occurring in pyroclastic and volcaniclastic facies of the formation in two areas, at the Javelina Creek Zone and at the South Ridge Zone.

The Casas Blancas Formation unconformably overlies the Cardenas Formation and is composed of volcaniclastic rocks and an overlying rhyolitic flow-dome, referred to as the Encino member, also of presumed Oligocene age. The flow-dome crops out on the eastern ridge of Cerro La Pitarrilla. Field observations suggest the rhyolitic flow-dome was emplaced a relatively short time before the main hydrothermal event that deposited the silver-lead-zinc mineralization, although the rocks forming the dome only rarely contain geochemically significant concentrations of silver or associated base metals.

The Pitarrilla silver-zinc-lead deposit is hosted by deformed Cretaceous marine sediments and unconformably overlying Eocene (52 to 40 Ma) and Oligocene (32 to 28 Ma) volcanics volcaniclastics and intrusives. Eocene volcanics and volcaniclastics were derived from arc volcanism and from the erosion of subaerial arc volcanoes, and deposited into a back-arc basin. Uplift of the basin was accompanied by extension and voluminous bi-modal volcanism with the emplacement of andesitic and felsic sills and dykes during the early Oligocene. The culmination of the volcanism was the development of a rhyolitic dome which crops out on Cerro La Pitarrilla.

Mineralization

Silver-zinc-lead mineralization at the Pitarrilla Project occurs as a vertically stacked mineralized system centered on rhyolitic dykes and sills that constitute the feeder system for an early Oligocene volcanic center manifest by the rhyolitic dome. Sulphide-associated mineralization is rooted in the basement Cretaceous sedimentary strata and is represented by an aerially restricted but vertically extensive zone of disseminated and veinlet silver-zinc-lead (copper-arsenic-antimony) sulphide mineralization and strata-bound massive replacement mineralization within a polymictic conglomerate that occur at the Cretaceous-Eocene unconformity. The sulphide mineralization extends into the overlying Eocene and Oligocene volcaniclastic rocks and felsic sills, where it grades into mixed sulphide–oxide or transitional mineralization and a more laterally extensive zone of disseminated iron oxide-associated mineralization. The silver-zinc-lead mineralization is interpreted to have occurred during or after emplacement of the early Oligocene rhyolitic dome.

For metallurgical treatment purposes three main silver bearing material types are recognised at the Pitarrilla silver-lead-zinc deposit: Oxide, Transitional, and Sulphide mineralization. The following sections provide an overview of the distribution and characteristics of the defined zones or domains of mineralization.

Cordon Colorado Zone

The Cordon Colorado Zone is relatively flat-lying and the mineralization lies close to surface. The NE-SW axis of maximum length is approximately 575 metres, with the NW-SE axis being about 400 metres. The deposit ranges in thickness from 30 to 85 metres, with the average being about 50 metres. Disseminated oxide silver mineralization is hosted entirely within a massive, fine-grained and weakly quartz feldspar-porphyritic felsic sill. Silver is the only metal of economic interest in this zone. Lead and zinc concentrations are typically low.

Peña Dyke Zone

The Peña Dyke Zone lies 500 metres north of Cordon Colorado beneath a northwesterly trending ridge that extends from the western peak of Cerro La Pitarrilla. The length of the zone is approximately 500 metres, with the width averaging 125 metres. Mineralization crops out; however, the silver-rich core of the deposit lies roughly 60 metres below surface. The disseminated oxide silver mineralization occurs within a weakly quartz feldspar-porphyritic felsic intrusive. Silver is the only metal of economic interest.

Javelina Creek Zone

In the Javelina Creek Zone, disseminated oxide silver mineralization occurs in two separate sub-zones that are sub-conformable to the southwest dipping volcanic strata; the upper sub-zone is hosted by thinly bedded, well-stratified tuffs of the Javelina member of the Casas Blancas Formation, while the lower sub-zone is found in quartz crystal and pumice rich tuff of the Cardenas Formation. The oxide mineralization crops-out, the total length of the combined zone is approximately 600 metres NS, with the combined width averaging 300 metres and an overall average thickness of 80 metres.

Breccia Ridge Oxide and South Ridge Oxide Zones

Together, the Breccia Ridge Oxide and South Ridge Oxide zones extend in the NNW-SSE direction for approximately 1,300 metres, with an average width in the WSW-ENE direction of approximately 600 metres.

A complex of felsic dykes and sills converge beneath the Encino flow dome at Breccia Ridge. It is predominantly in these intrusive rocks that the disseminated, oxide silver mineralization occurs. Volcaniclastic rocks of the Pitarrilla Formation also contain oxide and transitional mineralization, where these rocks are proximal to the contacts with the felsic dykes and sills. The oxide silver mineralization of the Breccia Ridge Oxide Zone grades downwards into transitional mineralization, and with increasing depth into true sulphide mineralization.

The core of mineralization within the South Ridge Oxide Zone is situated about 600 metres south-southeast of the peak of Cerro La Pitarrilla Vertical thickness of the South Ridge Oxide Zone mineralization varies considerably, from less than 20 metres up to more than 100 metres. Felsic dykes and sills are the most important host rock for mineralization in the South Ridge Oxide Zone, with the lahar breccia and stratified tuff litho-facies of the Casas Blancas Formation also locally mineralized. Along the eastern part of South Ridge, disseminated, oxide silver mineralization is hosted by crystal and pumice rich welded tuff of the Cardenas Formation and by volcaniclastics of the upper Pitarrilla Formation. Silver is the only metal of economic importance in the Breccia Ridge Oxide and South Ridge Oxide zones.

South Ridge East Oxide Zone

The South Ridge East Zone is situated immediately east of the South Ridge Zone. The two zones are connected by low-grade oxide mineralization, and for resource estimation purposes the two zones are combined. This zone is best described as a strongly elongated and horizontally flattened ellipsoid that has its primary axis oriented NNW-SSE. The deposit is at least 700 metres long and 75 metres to 100 metres thick. Disseminated, oxide-associated silver mineralization, locally in high-grade concentrations, is found in crystal- and pumice-rich welded tuff of the Cardenas Formation and in volcaniclastics belonging to the upper section of the Pitarrilla Formation.

Breccia Ridge Transitional and Sulphide Domains

There are four main domains of transitional and sulphide silver mineralization in the Pitarrilla silver-lead-zinc deposit which, together, define a vertically-stacked mineralized system that is centered on the cluster of felsic dykes and sills representing the feeder complex and vent area for the Encino rhyolitic flow dome. From highest to lowest in the system, the four domains consist of the AB domain (transitional), the Andesite (C) domain (sulphide), the Basal Conglomerate (D) domain (sulphide), and the Basement domain (sulphide), as discussed below. Figure 7-5 is a NE-SW cross-section through the Pitarrilla deposit showing the distribution of oxide disseminated, silver mineralization, transitional mineralization, and three types of sulphide silver-lead-zinc mineralization.

AB Domain (Transitional)

The AB Domain encompasses mineralization with both oxide and sulphide characteristics, i.e., incomplete weathering of sulphide mineralization. When the limits of the AB Domain are projected to surface it has a maximum known lateral extent of approximately 1,000 metres in the NW-SE direction, extending from the northern boundary of Breccia Ridge to approximately 300 metres north of the southern margin of South Ridge. It extends approximately 625 metres laterally in the NE-SW direction. The top of the AB Domain ranges from approximately 20 metres to 200 metres below the surface. The contact between the base of the Breccia Ridge Oxide and South Ridge Oxide Zones and the top of the AB Domain is highly irregular and isolated pods of AB Zone transitional material are present within the oxide mineralization near the surface. The base of the AB Domain is generally considered to be the upper contact of the Lower Andesite Sill which intrudes into the lower strata of the Pitarrilla Formation.

Andesite (C) Domain

Andesite-hosted mineralization has been subdivided into four subdomains: the C, C-1, C-2 (NW) and C-2 (SE) subzones. The mineralization forming these subdomains generally consists of disseminated aggregates and stockwork veinlets of the same sulphide phases found elsewhere in the deposit. The exception is the C subzone, which in addition to having the disseminated and fracture-filling sulphides contains a sub-horizontal body of massive, relatively coarse-grained base metal sulphides, mainly pyrite, chalcopyrite, sphalerite, with lesser amounts of pyrrhotite, galena, arsenopyrite and tetrahedrite. Only minor amounts of hydrothermal gangue minerals, mostly quartz and calcite, are mixed with the sulphides. The massive sulphide mineralization of the C subdomain, which can attain thicknesses of up to 5 metres, has the appearance of a vein; however, it is also possible that it represents a body of pervasive sulphide replacement which was localised along the upper contact of the andesite sill. In terms of size, the C subdomain has lateral dimensions of 350 metres in the NNW-SSE direction, about 400 metres in the NE-SW direction, and reaches a maximum thickness of about 20 metres. Beneath the C subzone and lying just above the lower contact of the andesite sill is the C-1 subdomain. This subdomain of disseminated and veinlet sulphide mineralization is 15 to 40 metres thick and has maximum lateral dimensions of 520 metres and 420 metres in the NNW-SSE and NE-SW directions, respectively. Lying between the C and C-1 subdomains within the central part of the andesite sill are the C-2 (NW) and C-2 (SE) subdomains. Although they are contiguous, the two C-2 subdomains have been distinguished on the basis of metal grades and dip orientations; the C-2 (NW) subdomain contains lower grade mineralization and lies sub-horizontally, while the C-2 (SE) subdomain is richer in silver, zinc and lead, and dips moderately to the southeast. Viewed together, the C-2 subdomains have a NNW-SSE dimension of 800 metres and a 600 metres extent in the NE-SW direction.

Basal Conglomerate (D) Domain

The Basal Conglomerate D domain is probably the most important mineralized domain at Pitarrilla, as it contains some of the highest grade silver bearing base metal sulphide mineralization presently known on the Pitarrilla Project. It is stratabound within the Manto Rico and is characterised by replacement style mineralization. The D domain generally has a thickness of between 15 to 25 metres but attains a maximum thickness of 65 metres in its central part. Drillhole intersections of this domain have determined that the maximum lateral dimension is about 800 metres. Sulphide phases found in the Basal Conglomerate (D) Domain, in order of abundance; include pyrite, sphalerite, galena, arsenopyrite, pyrrhotite, stibnite and tetrahedrite.

Basement Domain

Multiple, lenticular bodies of disseminated and stockwork veinlet sulphide mineralization have been delineated below the Cretaceous-Tertiary unconformity, which represent the deepest part of the Pitarrilla silver-lead-zinc ore system and together constitute the Basement domain. They are sub-parallel and with an average strike of 330° and dip 55° to 70° to the east. Weakly porphyritic felsic dykes typically separate the mineralized lenses of the Basement Zone, with the dykes having strike and dip orientations that mimic those of the mineralized bodies. Silver-bearing, disseminated and fracture-controlled sulphides are found within the felsic dykes, typically close to their contacts, but the bulk of the Basement Zone mineralization (>95%) is hosted by the thinly inter-bedded siltstone, sandstone, and minor pebble conglomerate strata of the Peña Ranch Formation. Disseminated mineralization tends to favour the more porous litho-facies such as pebble conglomerate and sandstone, while the beds of siltstone and shale commonly contain sulphide veinlets millimeters to centimeters thick, along with volumetrically restricted zones of mineralized hydrothermal breccia. Sulphide phases found in the Basement domain, in order of abundance, include pyrite, sphalerite, galena, arsenopyrite, pyrrhotite, stibnite and tetrahedrite. The veinlets contain relatively minor amounts of gangue minerals, mostly quartz, calcite and chlorite.

Five separate lenses of mineralization were outlined as sub-domains within the Basement domain, and these represent different resource domains in the Cretaceous basement rocks. From west to east, they have been designated as the G, F, E, H and I subzones. The G, F, and E subdomains have comparable strike lengths, 450 to 520 metres, whereas the H and I subdomains are 100 to 150 metres in length. Down-dip extents range from 690 metres for the F subdomain to about 250 metres for the I subdomains. Maximum thicknesses of the subdomains range from 60 to about 100 metres, with only a few tens of metres separating adjacent subzones. The down-dip limits to the mineralization of the Basement domain have not been determined due to the considerable depths below surface that would need to be drilled.

Exploration

In 2002, we contracted F. Hillemeyer and P. Durning of LCI to acquire mineral properties in Mexico that exhibited good exploration potential for silver. Between November 2002 and March 2003, a total of 12 concessions covering 136,191 hectares were claimed by Explominerals on our behalf. Beginning in late 2002 and continuing until May 2003, using the services of Explominerals, we carried out extensive rock-chip sampling over the slopes of Cerro La Pitarrilla. Silver anomalies were identified on the western slope of the hill (Cordon Colorado prospect) and this became our first drilling target defined on the Pitarrilla Project.

Beginning in 2002, several programs of rock-chip sampling were completed over the core of the Pitarrilla Project, where multiple zones of silver mineralization eventually came to be outlined. In the Cordon Colorado and Javelina Creek Zones, chip samples were collected along a grid pattern with an approximate sample spacing of 20 metres. At each sampling location, samples were collected over an area approximately 4 m2 in size and comprised chips totaling between 1 to 2 kg. In the Peña Dyke Zone, chip samples were taken in the same manner, but were not taken along a systematic grid pattern. In the Breccia Ridge Zone, chip sampling was focused along topographic contours around the exposed rhyolite dome. The quality of the sampling was considered to be sufficient for target delineation, but chip samples are not considered truly representative due to issues with sample delimitation and extraction. In July 2003, we tested the Casas Blancas ASTER anomaly identified by Hillemeyer and Durning approximately three kilometres to the southwest of Pitarrilla hill by taking five rock-chip and eight stream-sediment samples.

In 2004, road-cut chip sampling, along with additional surface chip sampling, was completed along the La Colorado area of the Pitarrilla property, to the northwest of the Cordon Colorado Zone. The surface samples were vertical channels cut at intervals along the northwest face of the ridge. More than 5,500 rock-chip samples were collected and geochemically analyzed. The bulk of these samples were analyzed by ALS in North Vancouver, Canada, with sample preparation and some assaying done at this laboratory’s sample preparation facilities in Chihuahua, Mexico. The majority of the surface rock samples were analyzed for concentrations of 31 trace and minor elements using the inductively coupled plasma mass spectrometry (“ICP-MS”) analytical method.  Samples that yielded silver values greater than 100 ppm were re-assayed using the fire assay plus atomic absorption spectrometry (“AAS”) method. When the analytical results of geochemical sampling programs were compiled and plotted on Pitarrilla property maps, areas of rock exposures with anomalous concentrations of silver, arsenic, antimony, lead and zinc were outlined, with these trace metal ‘anomalies’ representing exploration targets that were eventually drill-tested, resulting in the discovery of the five zones of oxide silver mineralization that form the upper part of the Pitarrilla deposit.

A number of geophysical surveys were completed on and over the Pitarrilla Project, although none of these surveys were instrumental in the discovery of the deposit. In 2007, a helicopter-facilitated radiometrics (K, Th, U and total gamma count) plus magnetics survey was undertaken by Servicio Geológico Mexicano (“SGM”). The area covered by the survey extended eastwards beyond the boundary of the Pitarrilla claim group.

In 2010, Zonge Engineering Inc. of Tucson, USA., performed ground-based geophysical surveys in NW to NE trending lines over an area of approximately two kilometres NW and three kilometres NE extending NW from a central point on Cerro La Pitarrilla. Zonge collected induced polarization chargeability and resistivity responses as well as magnetotelluric (“NSAMT”), magnetic and gravimetric data. These geophysical surveys failed to discover any previously undefined zones of mineralization.

A seismic reflection study, conducted by Frontier Geosciences Inc. of North Vancouver, Canada, was completed in 2012 in order to enhance the understanding of the structural geology of the Pitarrilla deposit. This involved seismic reflection data collection and interpretation, with the objective of delineating major fault planes that cut through and locally displace the Pitarrilla stratigraphy. The seismic survey consisted of 7,024 linear metres of surveying and was conducted along five survey lines. Cross-section seismic profiles were generated and interpreted. The application of the seismic survey data to the geological model of the Pitarrilla Project confirmed the position of faults previously recognised and helped define faults in another key orientation, which were difficult to recognize due to the spatial arrangement of drillholes that were optimised for intersecting mineralization.

In order to understand the spatial distribution of hydrothermal alteration at Pitarrilla, an alteration study was conducted in 2012. A hand portable TerraSpec mineral spectrometer was used to identify the alteration minerals present in drillcore from 26 drillholes chosen to be spatially representative along NS and EW sections throughout the deposit, at a spacing of approximately one TerraSpec measurement every 20 metres down the lengths of the drillholes, with 801 measurements in total. The results of this study enabled the definition of five main types of hydrothermal alteration and determined their distribution in relation to zones of silver and base metal mineralization.

By far the greatest amount of exploration-related data has come from the campaigns of RC and diamond drilling that was completed by us on the Pitarrilla Project between September 2003 and July 2012. This drilling information is reported in detail in below.

We believe that the reliability of the results of the sampling and geophysical campaign discussed above is at an industry standard for the methods employed.

Drilling

Monarch completed a Phase I drilling program on the Fluorite Mine Target in 1996, including 22 RC drillholes totalling 2,842 metres. The drilling was on the Pitarrilla Project, but not in the area of the current Mineral Resource estimate.

The greatest amount of exploration-related data has come from the several campaigns of RC and diamond drilling we completed on the Pitarrilla Project between September 2003 and July 2012.

From September 2003 until October 2005, 186 RC holes with a combined length of 20,619 metres were drilled on the Pitarrilla Project. The RC drillholes targeted oxide mineralization in the Cordon Colorado, Peña Dyke, and Javelina Creek Zones. Between 2005 and July 2012, 428 diamond drillholes were drilled for exploration and resource infill purposes, with a total of 183,358 metres being completed. The majority of the drillcore was of HQ diameter, though core samples from depths below surface greater than about 450 metres were generally of NQ diameter. To provide a sufficient amount of core from different types of mineralization for metallurgical testing, nine drillholes of HQ diameter were cored into the deposit in 2008 for a total of 6,126 metres. An additional four holes of PQ diameter were drilled into four of the five zones of oxide silver mineralization to obtain core samples for communition tests. In the area of the deposit, 31 drillholes (including re-drills), totalling 12,834 metres, were drilled for mining-related geotechnical information between 2010 and 2012. Condemnation, water well, piezometer, and short geotechnical holes drilled for the investigation of foundations for site facilities were also completed during the history of the project.

Most recently, during May and June of 2012, 33 closely-spaced diamond drillholes totaling 8,914 metres were completed as part of a study to investigate the short distance variability of oxide and transitional silver mineralization in the upper 200-250 metres of the Pitarrilla deposit. These holes were drilled along three control lines, two oriented ENE-WSW with the third line crossing the other two lines perpendicular to them.

The orientation of drillholes varied in order to drill perpendicular to the interpreted orientation of the mineralized bodies. The dips of all drillholes were between 45° and 90°. In the Breccia Ridge Zone, drillholes were generally oriented vertically or at azimuths of 240° dipping at an average of 55°. In the South Ridge Zone, the drillholes were oriented at 100° and 274° with dips averaging 60°. In the Peña Dyke Zone, drillholes were drilled at azimuths of 200° and 025° with dips at 60°. In the Cordon Colorado and Javelina Creek Zones, there were no preferred drillhole orientations.

The type and extent of drilling is summarized in Table 11 below.

Table 11 Drilling Summary
Drilling Method	Reason	Planned By	Prefix	No. of Holes	Metres Drilled	Years
RC	Monarch	Monarch	BDA	22	2,842	1996
RC	Exploration	SSR	RC	186	20,619	2003 - 2005
Diamond	Exploration/Resource	SSR	DDH	428	183,358	2005 - 2012
Diamond	Statistical	SSR	DDH	33	8,914	2012
Diamond	Condemnation	SSR	DDH	33	14,840	2008
Diamond	Metallurgy	SSR	DDH-M	9	6,126	2008
Diamond Triple Tube	Geotechnical	KPL	BPG	31	12,834	2010 - 2012
				(incl. 4 redrills)
Diamond and RC	Piezometers	KPL	PZ	11	213	2007 - 2008
Diamond	Piezometers	KPL	MW08	3	73	2008
Diamond Triple Tube	Geotechnical Site Construction	KPL	DH	18	582	2008
RC/Tricone	Water Wells	KPL	WW	16	2,644	2008
Diamond	Tailing Site Condemnation	MWH	BPT	17	1,120	2010
Diamond	Water Wells	MWH	WW10	6	2,486	2010
Diamond	Monitoring Well	MWH	MW10	4	164	2010
Diamond	Geotechnical Site Construction	MWH	BPB	5	61	2010
Diamond	Tailing Site Geotechnical	MWH	BPP	3	38	2010
Diamond	Comminution	SSR	BPC	4	541	2011
Diamond Triple Tube	Plant and Waste Dump Geotechnical	KPL	BPG	12	231	2012
Diamond	Tailing Site Geotechnical	Tierra Group	TGI-12	10	445	2012
Total (excluding Monarch)				829	255,287
Note:
(1)	Table may not sum due to rounding.

Sampling and Analysis

2003 To 2008 Drilling Programs

RC Drillhole Samples

RC drillhole samples were collected at the drill site at 1 metre lengths, from the collar, down to the final drillhole depth. Sampling intervals were dependent on the drilling equipment selected and not based on geological controls or other features of the zone of interest. The RC samples were split three times using a Jones splitter down to 1/8 of the original weight. The sample weight ranged from approximately two to 10 kg, with every 20th sample taken as a field duplicate. The samples were collected in numbered, heavy duty plastic bags along with sample tickets, which carried numbers referring back to a digital data file of drillhole identification, sample number and sample intervals. All samples were stored in our warehouse in Casas Blancas prior to shipping. Periodically, staff from ALS laboratories collected and transported the samples to Guadalajara for sample preparation. After mid-August of 2005 (after BP-179), the samples were shipped by our personnel to Chihuahua for sample preparation, prior to analysis at the ALS laboratory in North Vancouver, BC, Canada. Once analysed, remaining pulps and coarse rejects were returned from ALS and catalogued and stored in a secured warehouse in the city of Parral, Chihuahua, located 180 kilometres north-northwest of Pitarrilla.

Diamond Drillhole Core Samples

Digital core photographs were taken after the core was cleaned and measured in the core boxes. After geological logging, diamond core samples were marked by the geologist and then split using a diamond saw. Sample lengths were approximately 1.52 metres. Geological contacts were generally respected during sampling. The maximum sample length was just over 3 metres in zones considered to be weakly mineralized or unmineralized. The half core samples were put in numbered heavy duty plastic bags, along with sample tickets. The sample tickets carried a number which referred back to a digital data file of drillhole identification and sample intervals. The bags were labelled with sample numbers and collected into rice sacks, which were sealed with a tamper proof seal and labelled prior to shipment. The geologists on site completed sample shipment and tracking forms, such that the reported assays could be tracked through the transport and analytical system and matched back to the appropriate drillhole identification and sample interval. Field duplicates comprised quarter core samples. Staff from ALS laboratories collected the samples and transported them to Guadalajara. After mid-August of 2005 (after BPD-037), the samples were shipped to Chihuahua by either ALS or our personnel for sample preparation prior to analysis at the ALS laboratory in North Vancouver.

Geotechnical Drilling and Oriented Core

Geotechnical diamond drillholes were drilled by Major Drilling using triple tube wireline techniques. The drillcore was transported from the drilling rig in core boxes and taken to the core logging shed in a secure compound near the Casa Blancas village. Digital core photographs were taken after the core was cleaned and measured in the core boxes. It was then logged for geotechnical features by a trained geotechnical engineer or geologist from Knight Piésold Consulting. The geotechnical diamond drillholes were additionally logged for geological information by one of our geologists who defined sample intervals for geochemical analysis. Sampling followed the procedure for non-oriented diamond drillcore described above.

Silver Standard QAQC Samples

We initiated and implemented a QAQC program in November 2005. It utilised standard reference material, blanks, field duplicates, and third party check laboratories, where every tenth sample submitted was a QAQC sample (either a standard or a blank). To monitor precision, field duplicates were inserted at a rate of one in 20. Samples for analysis by a check laboratory totalled 5% of the original number of assays.

Pitarrilla Property Reference Materials

We used eight reference materials to monitor laboratory accuracy, which were composed of coarse reject material left over from the initial RC drilling program. Each batch of reference material was given a number and called

Standard 1, Standard 2, and Standard 6 through Standard 11. (Standard 3 through Standard 5 were reference materials certified by WMC Minerals. Early results showed a number of samples falling outside of the three standard deviation tolerance limit of the certified mean value. After review, the scattered results were attributed to mislabelling of standards and blanks.

In 2008, P&E Mining Consultants Inc. (“P&E”) determined that the number of samples in each round robin characterization of the certified property reference standards was found to be too few to provide a representative mean. As the data set contained between 200 and 700 samples, P&E recalibrated the mean for each of the property standards using this larger dataset. They determined a revised mean and standard deviation for each standard by using all available analyses for each one. All values greater or less than two standard deviations from the calculated mean were removed from the data set. With these data points removed, a new mean and standard deviation were calculated. Results from this were graphed in order to view the warning limits (±2 standard deviations from the mean) and the tolerance limits (±3 standard deviations from the mean). All values falling within the warning limits were considered acceptable and those falling outside the tolerance limits were declared failures.

Standard 7, Standard 10, and Standard 11 continued to exhibit an unacceptable failure rate after recalibration, suggesting that insufficient homogenization of the material before round robin testing was responsible for the high failure rate.

Certified Reference Materials

We purchased three reference material standards certified by WMC Minerals which were interspersed with the property standards. These were designated as Standard 3, Standard 4, and Standard 5. The initial round robin characterization of these standards, such that they could be used to monitor laboratory accuracy, was also found to be inadequate by P&E, as it involved only two laboratories using between five and 16 samples. In June 2008, P&E recalibrated these standards following the procedure outlined above.

Standard 3 and Standard 4 results plotted within acceptable tolerance limits, but Standard 5 results continued to exhibit a high failure rate. P&E recommended reducing the number of reference standards to three, as 11 in total were considered to be more than necessary.

Blank Samples

We used three different blanks throughout the drill programs from 2003 to 2008. The material used as a source for Blank 1 came from an area immediately west of the South Ridge Zone and immediately south of the Breccia Ridge Zone, before these zones were discovered. After this material was found to return values greater than three times the detection level for silver, lead, and zinc, Blank 1 was discarded. We then procured a second blank material (Blank 2) in 2007, from a dacite tuff located approximately 3.8 kilometres west of the mineralized areas. The third blank material (Blank 3) was sourced in 2008, from an intermediate volcanic located approximately 6 kilometres west of the mineralized areas. Results from Blank 2 and Blank 3 also returned a wide range of silver values (upwards of 100 g/t silver). Although some mislabelling of samples had been identified, these poorly performing blanks returned values that did not match any of those of the certified reference material. It was therefore assumed that they were either sourced from mineralized material, or resulted from cross-contamination.

Field Duplicate Samples

Our early quality control program included shipping field duplicates of RC drillhole samples to BSI Inspectorate de Mexico, S.A. de C.V (“BSI”) in Victoria de Durango.  Diamond drillhole field duplicates (quartered drillcore) were inserted at a rate of approximately one in 20.

Umpire Laboratories

Umpire laboratories are employed as an additional check on the accuracy of the primary laboratory.  We have employed several umpire laboratories during the course of the QAQC program.

ALS Quality Control Samples

In light of quality control results generated between 2005 and 2008, we requested the results of ALS’s internal quality control samples to assess sample bias, accuracy, precision, and evidence of cross-contamination. ALS employed 42 different standards for silver, lead, and zinc during these years. The analytical results of the standard samples did not indicate any significant source of bias or deviation outside of accepted thresholds. A review of the internal blank sample results indicated no evidence of cross-contamination, suggesting the blank material used in our quality control program was sourced from mineralized rock, and not adequately confirmed to be barren of mineralization before use. ALS sample duplicates for silver did not exhibit evidence of sampling bias, while precision levels were within acceptable industry limits.

Though ALS’s quality control samples were not “blind”, they demonstrate strong analytical control over the assay results they were supporting. This suggests an ineffective implementation of our QAQC program during these years, not an inherent problem with the quality of the assay data generated by the laboratory.

Sample Security

Drillcore samples were in our custody from collection and bagging until pickup by an ALS transport vehicle from the warehouse in Casas Blancas. Samples were transported to the ALS sample preparation facility in Guadalajara until mid-August 2005. After this date they were shipped to the ALS sample preparation facility in Chihuahua by our personnel. Upon arrival at the laboratory, each sample was given a bar code label and logged into the laboratory information management system. This permitted sample tracking and provided a complete chain of custody record after receipt at the laboratory. Sample bags were sealed on site and none of the seals were reported tampered by the receiving analytical laboratory.  We are not aware of any deliberate attempts to compromise samples.

2010 To 2012 Drilling Programs

Diamond Drillholes Core Sampling

Sampling of diamond core drillholes followed the procedure outlined in the 2003 to 2008 drill programs above.  The plastic sample bags were then placed in larger labelled rice bags, then sealed, and then sent by our trucks to the ALS facility in Zacatecas, Mexico.

Silver Standard QAQC Samples

QC sample data were monitored on a monthly basis to ensure that sample batches with control sample data outside of acceptable limits were re-submitted for analysis in a timely manner.

Certified Reference Materials

We utilised three reference standards during the drilling campaigns from 2010-2012. These covered a range of medium and high grade silver and zinc values. Two reference standards (STD-13 and STD-14) were created for the Pitarrilla deposit by CDN Resources Laboratories Ltd., and certified by Smee & Associates Consulting Ltd. following a round robin analysis at five independent analytical laboratories. One reference standard (STD-12) was created for the Pitarrilla deposit by Minerals Exploration & Environmental Geochemistry following a round robin analysis at six independent laboratories; however, this reference material has not been certified.

We have reviewed the results of the three certified standards from the 2010 through 2012 drilling programs. A total of 1,293 standard samples were submitted during this time representing a rate of one standard for each 20 assay samples. In total there were seven failed silver results, four failures for zinc, and two failures for lead. No significant evidence of bias was observed.

Blank Samples

Sample blank material comprised unmineralized sand sourced from the Casas Blancas area. A total of 1,291 sample blanks were inserted throughout the drilling campaigns between 2010 and 2012, representing a rate of one blank sample for each 20 assay samples. A threshold of 10 times the analytical detection limit of silver (i.e., a threshold of 5 ppm) was used to discriminate samples showing evidence of cross-contamination. Results of field blank control samples indicated that there was no significant source of cross-contamination during analytical work during our 2010 to 2012 drilling campaigns.

Field Duplicate Samples

We inserted approximately 1,285 field duplicate samples between 2010 and 2012, which equates to a rate of one field duplicate in 20 assay samples.  We then analyzed the field duplicate data for bias and precision using the methodology outlined in the 2003 to 2008 drill programs above.  The field duplicate ranked HARD statistic precision value at the 90th percentile was within acceptable industry standards of approximately 20%. No significant evidence of bias was observed. We inserted approximately 1,285 field duplicate samples between 2010 and 2012, which equates to a rate of one field duplicate in 20 assay samples. We then analyzed the field duplicate data for bias and precision using the methodology outlined in the 2003 to 2008 drill programs above. Precision levels were within acceptable industry standards. No significant evidence of bias was observed.

Umpire Laboratory – Assayers Canada

We sent 5% of assay pulps to the Assayers Canada laboratory (now SGS Canada) in Vancouver for an independent third party check.

Data Verification

The following data verification steps were conducted in respect of the sampling and assaying done at the Pitarrilla Project:

—	A visit to inspect geology and mineralization at the Pitarrilla Property;

—	Detailed review of selected drillholes to assess the nature of the mineralization, and the effectiveness of the selected drilling orientation in the delineation thereof;

—	Select drillhole collar locations were confirmed by GPS during the visit to site;

—	Downhole survey data were reviewed for all drillholes to assess drillhole traces;

—	QC information for all exploration drilling programs conducted on the Pitarrilla Property was analysed;

—	Approximately 10% of the pre-2011 drilling assay dataset was checked and compared to the original assay certificates, to generate additional confidence in this data;

—
Detailed checks of assay data from the 2011 and 2012 drilling programs in conjunction with our database manager, with iterative correction for any anomalies (generally typographical errors, including mislabelled samples and mislabelled sample intervals);

—	Review of monthly QC data monitoring by our database manager, especially timing and effectiveness of remedial action taken with respect to failed batches;

—	Comparison analyses were conducted between data derived from different drilling generations and types (e.g., RC, diamond core drilling) to validate their use in a single database; and

—	Data was validated at each manipulation stage throughout the database compilation until the completion of Mineral Resources grade tonnage estimates.

All assay data are provided directly to us by the relevant analytical laboratory, and directly imported into the DataShed database management system. We checked a randomly selected proportion (10%) of the 2011 and 2012 assay data in the DataShed Pitarrilla assay database against the assay certificates provided by ALS and no errors were noted.

Mineral Resources and Mineral Reserves Estimates

The following table summarizes as at December 31, 2012 our Pitarrilla Mineral Resources estimate.

Table 12 Pitarrilla Mineral Resources Estimate

Category	Tonnage	Mined Grade			Contained Metal
	(Mt)	Ag (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Pb (Mlb)	Zn (Mlb)
Measured	20.3	95.4	-	-	62	-	-
Indicated	240.0	81.9	-	-	632	-	-
Indicated	260.3	-	0.32	0.72	-	1,815	4,146
Measured + Indicated	260.3	83.0	0.32	0.72	695	1,815	4,146
Inferred	22.1	62.1	0.21	0.49	44.1	101	236
Notes:
(1)
Mineral Resources estimate is as at December 4, 2012, was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101 and is contained in the 2012 Pitarrilla Technical Report. Mineral Resources are reported above a cut-off grade of 30 grams per tonne silver and are reported inclusive of Mineral Reserves. No mining activity has occurred on the property from December 4, 2012 to December 31, 2012.

(2)
Ag grades of resource blocks forming the resource model were estimated by the Localised Uniform Conditioning (“LUC”) grade estimation method. Pb and Zn grades of the resource blocks were estimated using the Ordinary Kriging (“OK”) grade estimation method.

(3)
Mineral Resources of Pb and Zn are not classified as Measured to account for added uncertainty due to the volume-variance effect when reporting elements estimated by different techniques (Ag by LUC; Pb and Zn by OK).

(4)	Table may not sum due to rounding.

The following table summarizes as at December 31, 2012 our Pitarrilla Mineral Reserves estimate.

Table 13 Pitarrilla Mineral Reserves Estimate

Category	Process Type	Tonnage	Mined Grade			Contained Metal
		(Mt)	Ag (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Pb (Mlb)	Zn (Mlb)
Probable	Direct Leach	43.4	91.5	0.17	0.42	127.5	161.6	403.9
Probable	Flotation/Leach	113.2	96.5	0.34	0.93	351.2	851.8	2,317.7
Total Probable	All	156.6	95.1	0.29	0.79	478.7	1,013.5	2,721.5
Notes:
(1)
Mineral Reserves estimate is as at December 4, 2012 and was completed by Andrew W. Sharp, FAusIMM, as a Qualified Person in accordance with the standards of NI 43-101 and is contained in the 2012 Pitarrilla Technical Report. The Mineral Reserves estimate uses a NSR calculation to determine cut-off using US$25.00 per troy ounce silver, US$0.90 per pound lead and US$0.95 per pound zinc. The Mineral Reserves contain two ore types—direct leach ore and flotation/leach ore. The constant cut-off value for direct leach ore is US$16.38/tonne and for flotation/leach ore is US$16.40/tonne. The NSR calculation method varies for the two ore types. For the two ore types combined, the overall average process recovery of silver, lead, and zinc are 69.6%, 57.4%, and 61.3%, respectively. No mining activity has occurred on the property from December 4, 2012 to December 31, 2012.

(2)	Table may not sum due to rounding.

Mining Operations

Mining Method

The Pitarrilla Project will use standard truck and shovel open-pit mining methods. The expected mining life is 20 years, including three pre-production years. The pit will be mined in five phases, starting with Breccia Ridge and

Cordon Colorado. Over the life of the Pitarrilla Project, a fleet of trucks is expected to haul approximately 1.1 billion tonnes of material and 157 million tonnes of ore, at a strip ratio of 5.96:1. After mining is completed, the plant will continue to mill ore from stockpiles for an additional 12 years.

Metallurgical Process

The Pitarrilla Project’s plant is expected to use standard crush, grind, float and agitated leach equipment to process 16,000 tonnes per day of flotation/leach ore or 12,000 tonnes per day of direct leach ore. The two ore types will utilize a common crushing and grinding circuit. Initially, highly-oxidised ore will be direct leached in an agitated leach circuit. Silver will then be extracted from the pregnant leach solution using the Merrill-Crowe process to produce silver-rich doré bars. Subsequently, the less oxidised and un-weathered sulphide ores will be processed in sequential lead and zinc flotation circuits to produce separate silver-bearing lead and zinc concentrates. Tailings from the flotation circuits will be processed in the agitated leach circuit to recover additional silver.

Estimates of Financial Metrics

This estimate of financial metrics presents the determination of the key economic performance indicators for the Pitarrilla Project, including the Net Present Value (“NPV”), the payback period (time in years to recapture the initial capital investment), and the Internal Rate of Return (“IRR”) for the project. Annual cash flow projections are estimated over the life of the mine based on the estimates of capital expenditures, production costs and sales revenues. The sales revenue is based on the production of a zinc concentrate, a lead concentrate and silver doré. The lead and zinc concentrates contain a significant amount of silver. Silver accounts for 84% of the total net revenue. It is estimated that the plant will recover a total of 333,370 koz of silver, 582 Mlbs of lead, and 1,669 Mlbs of zinc over a 30 year process life.

Total initial capital totals $740.6 million and sustaining capital totals $403.9 million.

The Pitarrilla Project has cash costs of $10.01/oz payable silver and production costs of $15.91/oz payable silver.  The NPV at assumed long term metal prices using a 5% discount rate is $737 million and the internal rate of return is 12.8%.  Payback of the initial capital occurs 7.4 years after commercial production commences.

The estimates of financial metrics and supporting financial information, including capital and operating costs, have been developed in constant dollar terms.

Markets

The Pitarrilla Project concentrates are commodities that will be sold and traded to global markets. Sales could either be made directly to smelter operations or through commodity traders. Transportation costs will vary widely depending on whether the concentrates are sold to local or overseas smelters. It was assumed that the silver doré will be sold to local smelters, and the lead and zinc concentrate will be sold on the global market to offshore smelters. Alternatives exist to sell to local smelters.

The Pitarrilla Project is projected to produce a high grade silver doré, which is readily marketable to global precious metals refiners.

Contracts

No material contracts for concentrates, doré, consumables, energy, equipment or labour in respect of the Pitarrilla Project have been executed as of the date of this Annual Information Form.

Environmental Conditions

A preliminary analysis indicates that the greatest potential for adverse environmental impacts of the Pitarrilla Project will be the impacts on the water resources. Water is a limiting factor for many environmental components in the region. It is unlikely that make-up water requirements will greatly affect regional water availability; however, contamination of ground water or surface water sources would be very detrimental. Primary mitigation against this impact is the proper engineering of the project, including spill containment mechanisms, run-off water diversions, and containment of any potentially acid-generating tailings or waste rock.

Some vegetation and animal species in the area are protected under Mexican regulations, and they will be disturbed during project construction. To mitigate this, flora and fauna “rescue” programs will be implemented to remove those protected species from the project footprint, for relocation.

Finally, impacts may occur to the socio-economy of the area, as the project becomes a source of jobs and attracts people from the region and beyond. Immigration into the area may positively influence the economy, but may also attract negative elements, such as drugs, prostitution and other criminal activity. The primary mitigation for these potential negative impacts will be the continued open communication with the communities and ejidos to provide for realistic expectations of available jobs and other community investments.

The Pitarrilla Project has been designed to comply with Mexican mining regulations. An EIA is expected to be completed and ready for submission to Mexico’s environmental agency in the first half of 2013. Studies conducted at the Pitarrilla Project during the EIA preparation process included characterization of the topography, geomorphology, geology, soils, water (surface water and groundwater), climate, air quality, and flora and fauna. Several environmental, land use, and operating permits and agreements are required before construction begins. For further details regarding EIAs in the Mexican environmental regime, see “Foreign Operations – Mexico – Environmental and Permitting”.

We have implemented a community relations program that includes environmental, medical, educational, infrastructure development, and social support services. This year we completed clean-up projects around local rivers, planted trees and completed construction projects to improve infrastructure (including the installation of livestock fences, improvements to a suspension bridge, improvements to a water well and the installation of a media room at a local high school).

Taxes

The Pitarrilla Project is subject to a corporate income tax rate of 30% in 2013, 29% in 2014 and 28% in all subsequent years. The Mexico corporate income tax regime also includes a flat tax (“IETU”), a form of alternative minimum tax. Total current income tax liability over the life of the mine is estimated to be $871.3 million. Current income taxes are forecast to be payable between years 5 and 21 of operations.  The Pitarrilla Project is forecast not to be liable for any additional flat tax.

Capital expenditures are depreciated for tax in accordance with the Mexican tax law. For the purposes of the Pitarrilla Project financial assessment, it has been assumed that accelerated depreciation is taken wherever possible.

Tax loss carry forwards for Corporate Income Tax purposes of approximately 1,270 million MXN are available (with varying expiry periods) as at the start of the construction period. Tax losses can be carried forward for a period of ten years.

Mexico has a 16% value added tax (“VAT”).  The Pitarrilla Project is subject to VAT on a portion of its capital and operating expenditures.  The refund of VAT paid should be within customary recovery periods.

Exploration and Development

We are actively engaged in obtaining the remaining surface rights required for the permitting, construction and operation of the Pitarrilla Project. As of the date of this Annual Information Form, the surface rights for five tracts of land at the Pitarrilla Project are still required. We plan to submit all outstanding permit applications, and expect to receive all permit approvals, by the end of 2013 upon receipt of clear title to, or access agreements in respect of, all required land. Financing must be secured before the project can be constructed. We intend to utilize the Pitarrilla Feasibility Study as the basis for further discussions with financial institutions and potential partners. At the same time, we will continue optimizing the project through further engineering design and process development work. Critical infrastructure for the project, including access roads, a communications system and ground water resources, are expected to be developed during 2013.

San Luis Project

The following disclosure relating to the San Luis Project is based, in part, on information derived from the technical report entitled “Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru”, dated effective June 4, 2010 (“2010 San Luis Technical Report”) prepared by Christopher Edward Kaye, FAusIMM, Clinton Strachan, P.E., Steve L. Milne, P.E., Michael J. Lechner, P.Geo., Donald F. Earnest, P.G. and Robert Michael Robb, P.E., all of whom are Qualified Persons as defined in NI 43-101. The 2010 San Luis Technical Report is available for review under our profile on SEDAR at www.sedar.com. The following disclosure has been updated to include information about the San Luis Project subsequent to the date of the 2010 San Luis Technical Report.  See “Interests of Experts” for details of the Qualified Persons who prepared the 2010 San Luis Technical Report and approved the following disclosure.

Project Description and Location

The San Luis Project is located in the Cordillera Negra of north-central Peru, 513 kilometres north-northwest of Lima and 113 kilometres east of the city of Casma as shown in Figure 2. Elevations range from 3600 masl at the San Luis Project campsite to 4850 masl at the summit of the nearby Cerro Huilcahuaín. The project currently consists of forty-three mineral concessions covering an area of 35,538 hectares. In order to maintain our rights to these concessions, we are required to pay an annual mining good standing fee in the aggregate of approximately $98,000 in respect of the concessions to the government of Peru. For further details regarding the mineral concession system in Peru, see “Foreign Operations – Peru – Regulatory – Land Tenure”. The only current environmental liabilities at the San Luis Project are those associated with the removal of the mine camp facilities and reclamation of drill pads and exploration roads.

The San Luis Project is subject to a net smelter royalty interest granted to Esperanza, our former joint venture partner in the project, equal to 1% of future revenues earned from the project.

Figure 2 Project Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The San Luis project site is accessible through a network of public roadways in the area, some of which currently support mining traffic. The main access to the project site is planned to be along public gravel roadways from the cities of Huaraz and Casma to the project’s west gate. Although this access is a public road, part of it passes through property and controlled checkpoints at Barrick’s Pierina mine. The larger population centers near the project are Casma, Carhuaz, and Huaraz. Each of these population centers have labor and services required to support development of a mining project.

A secondary access/egress point is also planned from the project site’s east gate, however, the public road in that area is relatively steep and large vehicles are not able to navigate its tight turns. The nearest population centers to the project site are Tambra (located on the western limit of the property) and Pueblo Viejo (situated in the northeast portion of the project concessions).

Climate

The project area is dry for the greater part of the year, from May to December. During these months, the daytime temperature is moderate with a high of 22° while nights can be as cold as -10° C. The rainy season is from January to April. Temperatures are more moderate but the weather is characterized by sometimes heavy rains, abundant fog, hail and snow at higher elevations. Maximum precipitation occurs in February (206 mm) while the driest month is July (2.5 mm). Historical climatic data was obtained from the Peruvian government for the nearby weather stations at Pira and Recuay and from Barrick’s Pierina operation.

Local Resources and Infrastructure

Water Resources

Existing water resources in the project area include several fresh water lakes and some seasonal surface water. Some of the lakes are currently used to supply water to the small adjacent communities of Tambra and Pueblo Viejo. This water is subject to seasonal fluctuation and anecdotal evidence indicates that water supplies could disappear during the dry season. As part of the project’s EIA activity, baseline data was collected to measure and observe the patterns of surface water collection and flow as well as the biology of the lakes and other surface water in the area.

Specifically, four ponds are located within the project’s area of indirect influence. These include the Pacsococha and Orcuncocha, which drain to the Tocash gorge, as well as the Cotacocha and Yahuarcocha ponds, the waters of which drain to the Huanchuy gorge. These ponds could be used as a potential source of water supply. Several other ponds are located within the project’s area of direct influence; these include the Yanacocha, Azulcocha Baja, Huancacocha, and Sejeacocha ponds. Yanacocha drains towards Iscupampa gorge while the others drain towards Huanchuy gorge. The Sejeacocha pond is planned as a location for the San Luis TSF. An adequate water supply can be maintained year-round to support the needs of the project and the adjacent communities with installation of a water diversion sump in Huanchuy gorge.

The Tailings Storage Facility

The design objective for the TSF is to store the tailings from the San Luis project mining and mineral processing operations in an environmentally responsible manner, both during operations and after mine closure. Based on this objective and applicable standards, the design criteria for the TSF included design for the Maximum Credible Earthquake and Probable Maximum Precipitation events, as well as international guidelines for environmental practice. Based on the 2007 Canadian Dam Safety Guidelines criteria, the San Luis TSF dam was placed in the “High” to “Very High” Dam Classification based on the potential impact a failure of the dam could have on the population and the environment. The project design criteria were selected based on this classification. A number of alternatives studies were performed prior to selecting the TSF, including a tailing deposition method alternatives study, a site alternatives study, and an embankment alternatives study. Based on the evaluation of technical, environmental, and social factors a TSF site adjacent to the process plant was selected as the most suitable site for the development of the TSF.

Process Plant

The process flow sheet selected for the San Luis Project includes two-stage crushing and screening, fine ore storage, grinding and classification, gravity concentration, cyanide leaching, thickening and Counter Current Decantation washing of leach discharge slurries. Leached tailings are discharged to a tailings storage facility near the process plant from which cyanide solution will be recycled to the process circuit. Pregnant leach solution will be deaerated prior to the injection of zinc dust to precipitate gold and silver. Precipitates will be collected in a filter press, then dried and smelted to produce doré bars for final refining offsite. The crushing and screening circuits as well as the smelting section will operate on day shift only. All other process facilities will operate 24 hours a day.

Waste Handling

Solid waste will be categorized as domestic waste or industrial waste and will be disposed of in a designated landfill. Hazardous waste will be temporarily stored on site until it is disposed of by an appropriate contractor. Recyclable waste will sorted and stored until it can be taken off site to an appropriate sorting and recycling facility. The domestic waste will be collected and deposited in the on-site landfill where it will be covered by an appropriate material. Transportation of the waste to an external landfill is not possible because none are available nearby. Industrial waste will be classified into non-hazardous and hazardous categories. Non-hazardous industrial wastes will be disposed of in the same facility as the domestic waste. Hazardous industrial wastes will be disposed of in compliance with Peruvian regulations.

Power Sources

Discussions have been held with the regional power utility, Distriluz, to determine the availability of grid power for the San Luis project operations. Although Distriluz and its local subsidiary (Hidrandina) have applied for expansion projects that would allow San Luis to draw power from the grid, the utility is unable to offer any assurance that these projects will proceed. Accordingly, the San Luis Project was estimated on the basis of using self-generated power from diesel generators.

Physiography

The project area is located on the western flank of the Cordillera Negra, in part of the western mountain range (Cordillera Occidental) of Peru. The region is mountainous with high elevation rolling hills and valleys surrounded by higher craggy snow-capped mountains and deep valleys, typical of the western side of the Peruvian Andes. The mountains range in altitude between 4,000 masl and 4,900 masl. The vegetation is composed principally of grass and various small bushes typical of the area.

Sufficiency of Surface Rights

The mineral concessions comprising the San Luis Project cover the entire area of known mineralization. Our concessions now cover the entire area of the mineral resources plus all planned facilities, including tailings facilities.

With respect to surface rights, we require land use agreements with two local communities in order to secure long-term access at the San Luis Project. We successfully entered into a land use agreement with one of these communities (Cochabamba) in 2011. As of the date of this Annual Information Form, negotiations with the other community (Ecash) are ongoing.

During the third quarter of 2012, we received approval for an exploration EIA allowing for an exploration drilling subject, however, to certain additional administrative requirements before drilling may commence campaign at the BP Zone, a high-potential porphyry copper target, located about 4.5 kilometres southeast of the Ayelén Vein. This target is located in an area where land access for exploration activities has been previously granted by the local community.

History

There are no reported historical mineral resources or documented production from the property prior to the discovery of the San Luis vein system in 2005.

The veins that are the focus of interest at the San Luis Project were discovered in mid-2005 by an Esperanza field crew carrying out a prospecting program under the evaluation joint venture that existed at the time between us and

Esperanza. Following the discovery in July 2005, Esperanza, as the operator of the San Luis joint venture completed channel sampling of the Ayelén Vein, one of five veins that were identified in the field at that time. Channel samples were spaced approximately every 25 metres (82 feet) along the strike length of the Ayelén Vein. Based on the results of the channel sampling, a diamond drill program was commenced by Esperanza in late 2006.

In 2006 and 2007 a systematic trenching and drilling program was carried out on the Ayelén Vein. During this time approximately 19,200 metres of drilling was completed in 108 diamond drill holes. Thirty four trenches were also completed. Another 28 holes or approximately 3,200 metres were drilled in the Inéz vein, bringing the total drilling to 136 holes and approximately 22,400 metres.

On April 1, 2007, we assumed the role of operator for the San Luis Joint Venture and continued with the diamond drill program. From 2006 to 2008, the joint venture completed 33,600 metres of diamond drilling in 154 holes. In January 2009, Resource Evaluation Inc. (“REI”) and Resource Modeling Inc. (“RMI”) prepared an updated mineral resource estimate of the San Luis Project, the results of which were publicly disclosed.

In 2010, we completed a feasibility study for the development of the San Luis Project. In 2011 we signed a land access agreement with the Cochabamba community.

On June 30, 2011, we entered into a share purchase agreement with Esperanza pursuant to which we purchased all of Esperanza’s remaining interest in the San Luis Project for consideration of C$17 million cash, transferring to Esperanza the 6,459,600 common shares in Esperanza that we owned and a royalty equal to 1% of net smelter returns on future production from the project.

Geology Setting and Mineralization

Regional Geology

The San Luis property is situated within the Cordillera Negra terrain of the Peruvian Andes, which is characterized by sedimentary rocks (limestones, mudstones, shales, sandstones), quartzites, extrusive volcanic rocks (tuffs, ignimbrites, coarse pyroclastics, agglomerates, and lavas) and intrusive rocks (granodiorites, tonalites, andesites, dacites, and rhyolites). Recent surficial deposits in the region are mostly fluvial – glacial in character. Regional structure is related to two uplifts of the Andean belt that resulted in folding and faulting of basement rocks.

Local Geology

Local stratigraphy in the San Luis project area is dominated by flat-lying fine to coarse-grained andesites overlain by beds of interlayered andesite and volcanic breccia that strike northwesterly and dip from sub-horizontal to 30° southwest, which are the main hosts for the northwest to northnorthwest-trending mineralized (low sulphidation) epithermal veins. Post-mineral faulting resulted in well-developed vein breccia textures and tensional openings that allowed subsequent emplacement of rhyodacite dykes and later brecciation/displacement of both the dykes and veins. Vein gangue mineralization consists of quartz, chalcedony, calcite and minor adularia. Gold occurs as electrum and silver is present as acanthite, other silver sulphosalts, and electrum. Other sulphides include trace amounts of pyrite, chalcopyrite, galena and sphalerite. The veins display common epithermal textures. Ore “shoots” typically occur in dilational zones that are the result of a variety of local stresses, and often these stresses are repeated along the length of a vein structure, resulting in multiple ore-shoots. The two veins containing the mineralization that provides the mineral reserve are the Ayelén vein and the Inéz vein.

Property Geology

Other local lithologies include sandstones and fine-grained quartzites interlayered with some clay stones of the lower Cretaceous Carhuaz Formation (exposed as windows in the overlying volcanics) and granodiorites of the Puscao unit of the Coastal batholith, lesser outcrops of granodiorite and tonalite of the Cordillera Blanca batholith, and a series of rhyolitic sills, dykes, and irregular bodies that occur in intimate association with the San Luis veins. Structurally, local northwest and north-northwesterly faults have been active since the majority of volcanism ceased but prior to emplacement of the main epithermal veins. However, faulting also occurred during and after vein emplacement, which resulted in the well-developed vein breccia textures, tensional openings that allowed subsequent emplacement of rhyodacite dykes, and later brecciation and displacement of both the dykes and veins.

Mineralization

Vein gangue mineralization in the San Luis deposit consists of quartz, chalcedony, calcite and minor adularia. Gold occurs as electrum and silver is present as acanthite, other silver sulphosalts, and electrum. Other sulphides include trace amounts of pyrite, chalcopyrite, galena and sphalerite. The veins display common epithermal textures including crustiform banding that often display the interlayers of quartz and sulfide minerals. Bands are frequently disrupted, indicating repeated pulses of mineralization. Lattice textures in which calcite crystals have been replaced by quartz and brecciation are also common characteristics. Faulting and fracturing are key elements in the localization of mineralization in the vein system. Mineralized “shoots” typically occur in dilational zones that are the result of a variety of local stresses, and often these stresses are repeated along the length of a vein structure, resulting in multiple mineralized-shoots.

The Ayelén vein is the better mineralized of the known vein structures. Trenching and diamond drilling have traced this structure along a strike of 340° to 345° for a length of over 720 metres, with down-dip extensions of more than 325 metres. Surface mapping shows that the vein structure dips -75° to -85° west-southwesterly, but drilling results show that the controlling fault structure(s), subsurface individual vein segments and post-mineral dykes dip vertically to -80° west-southwesterly. True thicknesses of individual vein segments vary from tens of centimeters to more than 10 metres, with the average being 1.5 metres to 3.0 metres.

The Inéz vein, which is situated approximately 110 metres east of the Ayelén vein, strikes northwesterly at 320° to 340° and dips -50° to -75° to the northeast. The vein crops out as a series of discontinuous resistant ridges for more than 2,200 metres along strike, with apparent widths of 2 metres to 7.5 metres. However, only a relatively short section of the Inéz vein contains significant amounts of gold and silver, and this section occurs where the Inéz vein is closest to the Ayelén vein.  Figure 3 illustrates the spatial relationship of the Ayelén vein, Inéz vein, and other veins which together comprise the San Luis epithermal system.

Figure 3 San Luis Vein System

Exploration

The San Luis property was first visited by Esperanza field personnel in June 2005. They discovered and sampled the Inés vein structure which returned values ranging from trace to 1.56 g/t gold and 0.8 g/t to 100 g/t silver. During a later property visit in July 2005 the Ayelén and Paula vein structures were discovered, prospected and channel sampled. The channel samples from the Ayelén vein returned values ranging from 0.026 to 173.8 g/t gold and 23 g/t to 2,504 g/t silver. Prospecting work by Esperanza later in 2005 led to the discovery of the nearby Sheyla and Regina vein structures.

Thirty-two separate trenches were excavated along the trend of the Ayelén vein structure at 25-meter intervals and 403 channel samples were collected along these trenches from the vein structure and wall rock. True thicknesses of the samples were calculated using the vein dips at each sample site. These vein dip angles varied from -70° to -85° west-southwest. The results of the channel sampling showed that the Ayelén vein structure hosted values ranging from trace to 134 g/t gold and 5.3 g/t to 2,246 g/t silver over true vein thicknesses of 0.98 metre to 7.14 metres. Figure 4 shows the locations of channel sample results along the central portion of the Ayelén vein. Twenty-five trenches were excavated across the Inés vein structure at 25-meter intervals and 90 channel samples were collected along these trenches from the vein structure and wall rock. Vein structure dip angles varied from -65° to -75° northeast from which true thicknesses of the structure were calculated. Pincus and McCrea (2006) reported precious metal values for samples that graded greater than 1 g/t gold or represented longer true widths across the Inés vein structure. The reported results ranged from trace to 21.07 g/t gold and trace to 1969 g/t silver across true widths of 0.66 metres to 3.43 metres. The results of this work identified the high gold and silver grades hosted by the Ayelén and Inés vein structures and showed that these veins have features commonly associated with typical low sulphidation epithermal vein systems.

We believe that the reliability of the results of the geochemical sampling campaign discussed above is at an industry standard for the methods employed for these types of sample.

Figure 4 Location of 2006 Channel Samples on Central Portion of Ayelén Vein

Drilling

According to our personnel, all drilling of the Ayelén and Inéz veins was performed by Boart Longyear of Lima, Peru, using LF-70 and LY-44 rigs. All holes were reportedly collared with HQ-size drilling tools that recovered 63.5 mm diameter core, with reductions to NQ-size tools (47.6 mm diameter core) if poor drilling conditions were encountered. Drill hole collar sites reportedly were first surveyed using GPS instrumentation and subsequently using Distamat surveying equipment. Upon completion, all drill hole locations were immediately surveyed, and surveyors marked the location of the collars of the drilled holes with labelled rock cairns. Drill holes were surveyed down-hole using an Easyshot® survey tool that collected azimuth and inclination data at regular 50-metre intervals down the holes, with the final measurements being taken near the bottom of each drill hole. All down-hole survey data were recorded on the field geologic logs and subsequently in the electronic drill hole database.

Based on a review of core from ten diamond core holes (A-SL-087, A-SL-082, A-SL-079, A-SL-064, A-SL-069, A-SL-104, SL07-001, SL-07-002, SL06-01, and SL06-04), the core appears to be in excellent condition and order, with clearly labeled run blocks in place and sample breaks clearly noted. In the holes examined the core had been well-sampled using a diamond saw.

Logging of diamond drill core included the recording of lithologic, structural, alteration and mineralogical features observed by the project geologists onto conventional logging forms. These data were then transcribed onto drill hole-specific spreadsheet-type files that could be imported directly into a Gemcom database. The logging of lithologies was very detailed and well done, with numerous (over 50) individual lithologic designations. Structure, alteration and mineralization logging was generally well done. The logging of geotechnical data was not extensive, with only core recovery (%), rock quality designation (“RQD”), and a general description of core quality recorded.

For the mineral resource estimate on which the San Luis Feasibility Study is focused, only diamond core holes that tested the Ayelén and Inéz veins were used. Table 14 summarizes the number of diamond core holes and total number of metres drilled (by vein area) that define the current mineral resource. Most of the diamond core holes were drilled at steep angles to the east, resulting in both acute and obtuse intersection angles with the steep westerly-dipping vein.

Table 14 Summary of Diamond Drill Holes by Vein Area
Area	Number	Meters
Ayelén	108	19,196.15
Inéz	28	3,157.80
Total	136	2,353.95

In addition to the diamond core holes, a series of chip-channel samples were collected from surface trenches that were excavated on approximately 25 metre spaced intervals along and perpendicular to the strike length of the outcropping Ayelén and Inéz veins. These trench data were treated like sub-horizontal drill holes for constructing vein wireframes and estimating mineral resources. Table 15 summarizes the number of trenches and total metres of trenching by vein area. Most of the trench samples were assayed.

Table 15 Summary of Surface Trenches by Vein Area
Area	Number	Meters
Ayelén	34	506.21
Inéz	62	441.00
Total	96	947.21

The surface chip-channel samples were oriented perpendicular to the strike length of the Ayelén and Inéz veins and closely represent the true thickness of the veins at the sampled locations. The true thicknesses of the veins range between tens of cm to over 10 metres and average between 1.5 metres to 3.0 metres in width. The veins appear to be thicker near the surface and become thinner and lower grade with depth.

Sampling and Analysis

Drill Core Sampling

Diamond core recovery for the various drill campaigns was excellent. Fifty-six percent of the assayed intervals had a core recovery of 100% and 95% of the total data had core recoveries in excess of 90%. The San Luis project geologists who logged the core determined the core intervals to be sampled. Sample intervals averaged approximately 1.0 metre in length, with individual samples rarely greater than 1.5 metres or less than 0.5 metre in length. Definite sample breaks were made at contacts between geologic units (vein/wallrock boundaries and lithologic contacts). Within an individual geologic unit, sample intervals were extended or reduced slightly to allow for a nearby geologic contact. The maximum allowable sample length was 2.0m.

Once the project geologists marked the sample interval breaks, core from each assigned sample interval was individually removed and cut in half lengthwise using a diamond saw. After sawing the core from an individual sample interval, one-half of the drill core was placed in a 6 mil plastic sample bag for assay, and the other half was returned to its original position in the core box. All of the core from the ten holes examined during the June 2008 site visit was found to be well sawn, with the remaining half core carefully placed back in the boxes in good order.

Once sampling was complete, the individual core sample bags were then securely tied with non-slip plastic straps, properly labeled and stored in a locked room in the core storage facility under the supervision of the project geologist until they could be shipped to the assay laboratory.

Surface Trench Sampling

Surface trenches were sampled by cutting material (using a hammer and chisel) from channels in the floor of the trenches after the floors were cleaned by pick and shovel. Based on REI’s examinations of the surface trenches during its 2008 site visit, the samples taken were not true channel samples (where material was carefully removed such that well defined, regular rectangular cuts remained). Rather, the surface trench samples appeared to be what is well known and accepted in the industry as “chip channel” samples. Individual sample locations were then marked by spray paint continuously along the entire length of the trench. Each sample was cut along a length of approximately one metre, although the lengths of individual samples varied. Each individual sample generally weighed between one and two kilograms.

Samples Analysis

During the exploration of the San Luis veins, sample preparation and analysis was done mainly by the analytical laboratories of SGS del Peru and ALS Peru located in Lima. Both laboratories are accredited according to the ISO/IEC 172025 standard, which is specifically designed for Mineral Analysis Testing Laboratories. The sample preparation and analytical procedures used by these laboratories are appropriate for the type of epithermal gold-silver mineralization present in the San Luis deposit. No aspects of the sample preparation or sample analysis were conducted by one of our employees, officers, directors, or associates of either Silver Standard or Esperanza, its joint venture partner in the San Luis project.

Quality Assurance/Quality Control

A rigorous QAQC program was established to monitor accuracy (i.e. sample standards), contamination (i.e. sample blanks), precision (i.e. duplicates) and other possible sampling errors (i.e. sample mis-labelling). The QAQC protocol for this program included the insertion of at least one QC sample per 15 regular samples submitted to the primary assay laboratory. The type of QC sample that was inserted alternated between a duplicate sample (sent to a secondary laboratory), a standard sample, or a blank sample. The standard and blank samples were inserted into the sample sequence as the sample shipment was being prepared. Duplicate samples were inserted at the time of collection. The QC samples were assigned sample numbers in the same sequential order as the primary samples in order to help prevent detection of the QC samples by the primary laboratory. Sample results reportedly were routinely monitored for quality control failures or problems, and when these occurred, the laboratory responsible was notified and check analyses (reruns) were performed to resolve the discrepancies.

Data Verification

REI and RMI obtained copies of certified (signed) assay certificates for 31 core holes and/or trenches, covering a representative number of sampling campaigns for verification of the assays in the electronic database. Only three gold and three silver assay data errors were discovered, all in Ayelén trench A16. It appears that these records had been shifted downward one row in the electronic database, and the errors were corrected prior to estimating mineral resources. The results of this verification of the gold and silver assays in the electronic database are within typical industry accepted tolerances for accuracy (less than 1% errors), which indicates that the electronic database is acceptable to be used to estimate mineral resources.

Sample Security

Once trench samples were collected, the sample bags were tied shut by the geologist and then transferred to the project field camp and stored in a locked area at the core shed, with access controlled by project geologists. Diamond drill cores were also transported from the drill rigs and stored in the same locked area. After the cores were sampled, the individual 6 mil sample bags of core were securely tied with non-slip plastic straps, properly labeled, and returned to the locked room in the core shed to await shipment to the assay laboratory. Prior to shipping, the individual sacks of samples were placed into large woven nylon rice bags, the contents were marked on each rice bag, and each bag was securely sealed. These rice bags containing the individual samples were then delivered directly to either the SGS del Peru S.A.C (“SGS”) in Lima or the ALS assay laboratory in Lima by project personnel, thus maintaining an uninterrupted chain of custody between the drill rigs and the assay laboratory. Occasional exceptions to this procedure occurred when trench samples were delivered by project personnel to the town of Casma, where the samples were then bused via commercial transport (TEPSA S.A.) to Lima, and picked up by SGS.

Mineral Resources and Mineral Reserves Estimates

The following table summarizes as at December 31, 2012 our San Luis Mineral Resources estimate.

Table 16 San Luis Mineral Resources Estimate

Category	Tonnes	Grade		Contained Metal
		Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Measured	55,000	34.3	757.6	61,000	1,345,100
Indicated	429,000	20.8	555.0	287,000	7,658,200
Measured + Indicated	484,000	22.4	578.1	348,000	9,003,300
Inferred	20,000	5.6	270.1	3,600	174,900
Notes:
(1)
Mineral Resources estimate is as at June 4, 2010 and was completed by Michael J. Lechner, P.Geo., and Donald F. Earnest, P.G., as Qualified Persons in accordance with the standards of NI 43-101 and is summarized in the San Luis Feasibility Study. Mineral Resources are reported above a gold-equivalent cut-off grade of 6.0 grams per tonne based on US$600.00 per troy ounce gold and US$9.25 per troy ounce silver. Mineral Resources are reported inclusive of Mineral Reserves. No mining activity has occurred on the property from June 4, 2010 to December 31, 2012.

(2)	Table may not sum due to rounding.

The following table summarizes as at December 31, 2012 our San Luis Mineral Reserves estimate.

Table 17 San Luis Mineral Reserves Estimate

Category	Tonnes	Grade		Contained Metal
		Au (g/t)	Ag (g/t)	Au (oz)	Ag (oz)
Proven	56,000	28.3	604.5	51,000	1,088,000
Probable	447,000	16.7	426.2	240,000	6,125,000
Total	503,000	18.0	446.1	291,000	7,213,000
Notes:
(1)
Mineral Reserves estimate is as at June 4, 2010 and was completed by Steve L. Milne, P.E. as a Qualified Person in accordance with the standards of NI 43-101 and is contained in the San Luis Feasibility Study. Mineral Reserves are reported at a cut-off grade of 6.9 grams per tonne gold equivalent, based on US$800.00 per troy ounce gold, US$12.50 per troy ounce silver, and recoveries of 94% gold and 90% silver, as presented in the San Luis Feasibility Study. No mining activity has occurred on the property from June 4, 2010 to December 31, 2012.

(2)	Table may not sum due to rounding.

Mining Operations

Mining Method

It is currently planned that the San Luis Project will use overhand cut-and-fill mining with unconsolidated rock fill as the mining method due to the ore body width and dip as well as familiarity with this method in Peru. A 10% factor for external dilution has been added to stope tonnages. Dilution material is assumed to have no gold or silver content/value. Internal dilution is included in the stope design at modeled grades. Mining recovery is considered to be 95%. A maximum mine production rate of 417 tonnes per day was chosen based on the ore body width, mining method, and appropriate mining productivities. The development openings and support requirements are based on the preliminary mine geotechnical assessment of the Ayelén vein system made by Buenaventura Ingenieros S.A.

Metallurgical Process

Four metallurgical testwork programs have been completed investigating the metallurgical response of mineralized samples from the San Luis project. The first program was performed by Process Research Associates Ltd. of Richmond, British Columbia, Canada. The second program was performed at C.H. Plenge & CIA S.A. in Lima, Peru. The third and fourth programs were performed by G&T of Kamloops, British Columbia, Canada. In conjunction with the second G&T program (fourth program overall), a study including flocculant screening, sedimentation, rheology and filtration was undertaken by Pocock Industrial, Inc. of Salt Lake City, U.S.A. These programs investigated the recovery of gold and silver using gravity concentration, cyanide leaching and flotation, as well as defining mill design parameters. Petrographic analyses of core samples have been performed by Dr. Craig Leitch and BISA. Metalllurgical testing was carried out using industry-accepted procedures by reputable testing facilities. Although considerable effort was made to ensure the representivity of the samples with respect to the entire deposit, nevertheless it is possible that certain mineral assemblages were not identified or tested adequately.

Markets

The doré from the San Luis Project will be saleable to any number of refiners, bullion banks or brokers in North and South America.

Contracts

There are currently no contracts in place for the sale of San Luis doré.

Environmental Conditions

The Area of Direct Influence is defined as the area where the San Luis Project can potentially directly affect the environment during construction and operation. These areas include:

—	Areas of direct influence such as the mine, process plant, tailings facilities, and other ancillary facilities.

—	Hydrological areas of influence such as the Huanchuy, Tocash, and Iscupampa ravines.

—	Meteorological areas of influence such as downwind areas that can be affected by dust.

—	Socioeconomic areas of influence such as the villages of Tambra and Pueblo Viejo.

—	Land tenure areas such as the EPZ ONE, EPZ THREE, EPZ FOUR, CAHUARAN ONE, and PUMALHILLCA ONE mining concessions.

—	Other superficial land assigned to the Communities of Cochabamba and Ecash.

For further details regarding Peruvian environmental regime, see “Foreign Operations – Peru – Environmental”.

Taxes

The San Luis Project is subject to the Peruvian federal corporate income tax rate of 30%.

In 2011, the Peruvian government approved the Modified Mining Royalty (“MMR”), replacing the mining royalty regime introduced in 2004.  The MMR is applied on an operating income base, payable each quarter with marginal rates ranging from 1% to 12%, depending on the operating profit margin.

The Peruvian government also introduced in parallel with the MMR, a Special Mining Tax (“SMT”) which is applied on operating income based on a sliding scale, with progressive marginal rates ranging from 2% to 8.4%.

Other taxes include a 19% value added tax (“IGV”) which is refundable as a tax credit.

Mine Life

The currently delineated minable reserve will provide a mine life of approximately 3.5 years. However, on-going exploration in the area during the mining phase, as well as evidence of Ayelén’s projection and other veins resources, may extend the mine life.

Estimate of Financial Metrics

A base case cash flow model for the project has been developed using metal prices of US$800/oz gold and US$12.50/oz silver.

The base case economic parameters of the project deliver an IRR of 26%, a NPV (5% discount) of US$39.2 million, a payback of 1.2 years, a cash operating cost of US$84.6 million, a total operating cost of US$160.83/tonne ore and a cost of production of $313.16/oz of gold recovered.

Exploration and Development

During the third quarter of 2012, we received from the relevant federal agency approval of our Environmental Impact Assessment for an exploration drilling campaign at the BP Zone, a high-potential porphyry copper target, located about 4.5 kilometres southeast of the Ayelén Vein. Once the EIA permit was granted, we then applied for a water usage permit for the drilling program, which was issued to us in December of 2012.  The BP Zone target is located in an area where land access for exploration activities was previously granted by the local community of Cochabamba. We plan to commence a 2,500 metre drilling campaign once all permits and necessary approvals have been received.

Other Properties

Diablillos Project

The Diablillos Project is a wholly-owned silver-gold exploration project located in northwestern Argentina approximately 275 kilometres south of our Pirquitas Mine and is accessible by gravel road. The project consists of eight mining leases or “minas” totaling 4,500 hectares, and 2 cateos (or exploration licences) of 5,567 hectares. In order to maintain our rights to these concessions, we are required to make canon payments to the Argentine government.

We initiated a Preliminary Economic Assessment for the Diablillos Project in 2010 to evaluate the potential for placing the project in production. In 2011, surface rock sampling was conducted on the property by our geologists in order to define potential near-surface drilling targets. In 2012, five areas marked by exposures of precious metal mineralization were further evaluated through the rock-chip sampling of several shallow trenches that were excavated using a back-hoe machine. In the fourth quarter of 2012, we drilled 19 diamond boreholes for a combined length of 1,674 metres to test these five targets. A total of $2 million was spent at the Diablillos Project during the financial year ended December 31, 2012. Additional exploration work and engineering studies are currently being completed on the project.

The Diablillos Mineral Resources are summarized in the “Mineral Resources” table. See “Description of Business – Summary of Mineral Reserves and Mineral Resources Estimates – Mineral Resources”.

Other Projects

Our other wholly-owned mineral properties where exploration programs were completed in 2012 include the San Agustín, Valenciana, El Mogote, Las Varas, Veta Colorada, Chilicote, Palmilla and San Patricio properties in Mexico, the Saddleback and Silver Creek properties in Arizona-New Mexico and the Candelaria Mine property in Nevada, U.S.A.  Airborne geophysical surveys were conducted over the Saddleback, Silver Creek, Valenciana, El Mogote, Veta Colorada, Chilicote, Palmilla and San Patricio properties.  Ground geophysical surveys involving the induced polarization and gravity survey methods were performed on the Valenciana and El Mogote properties, while only ground IP surveys were carried out on the Saddleback and Silver Creek properties.   Bedrock chip sampling was done on all of the above-mentioned mineral properties, with hundreds of samples being analyzed for a diverse suite of trace elements, including silver and gold.  A grid-controlled soil geochemistry survey consisting of more than 400 samples was completed only on the Valenciana property.  At San Agustín, fieldwork completed in 2012 involved the re-logging of existing drill cores, the collection of bulk density measurements for hundreds of core samples, and the collection of several hundred core samples that were then analyzed for their mineral compositions using a Terraspec™ spectral mineral analyzer. Data obtained by the various geophysical and geochemical surveys were compiled and integrated with previously acquired geological and exploration information for these properties and then used to outline potential drilling targets in our search for economic mineral deposits below the surface.  Specific drill targets were defined on the Valenciana, El Mogote, San Patricio and Saddleback properties, resulting in the submission of applications to the relevant government agencies for drilling permits for the Valenciana, San Patricio and Saddleback properties.  In December of 2012, we had received such permits for the San Patricio property in Chihuahua, Mexico and the Saddleback property which straddles the Arizona-New Mexico border in the southwestern USA.  Diamond drilling programs were initiated on these two properties prior to the end of the year and were continued into January of 2013.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to us, or our business, property or financial results, each of which could cause you to lose part or all of your investment in our securities. You should carefully consider the following risk factors along with the other matters set out in this Annual Information Form.

Risks Related to our Business and our Industry

The production and cost estimates for the Pirquitas Mine, the Pitarrilla Project and the San Luis Project may vary and/or not be achieved.

We have prepared estimates of future production, operating costs and capital costs for the Pirquitas Mine, and the 2012 Pitarrilla Technical Report and the San Luis Feasibility Study contain estimates of future production, operating and capital costs and other economic and technical estimates relating to these projects. We cannot assure you that such production, cost or other estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations (including import restrictions for equipment and material required for operations at the mine) imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The Pirquitas Mine is currently our only mineral property in production and we may be exposed to future development risk.

The Pirquitas Mine is currently our only mineral property in production. The future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

—	the availability and cost of skilled labor and mining equipment;

—	the availability and cost of appropriate smelting and refining arrangements;

—	securing long-term access agreements required to develop and operate a mine, including the surface rights required for the Pitarrilla Project and the San Luis Project;

—	the need to obtain and retain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

—	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities;

—	potential for labour unrest or other labour disturbances;

—	potential increases in cost structures due to changes in the cost of fuel, power, materials and supplies; and

—	the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities.

The costs, timing and complexities of operating the Pirquitas Mine and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. For example, in 2011 we produced less silver than anticipated because of lengthy production stoppages caused by mechanical problems that first affected our crushing capacity and then our milling. Accordingly, we cannot assure you that our activities will result in profitable mining operations at any of our mineral properties.

We may be unable to replace our Mineral Reserves.

The Pirquitas Mine is our only current source of metals production. The 2011 Pirquitas Technical Report provides for production at the Pirquitas Mine to cease in 2020. If our Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves at the Pirquitas Mine, there may be an adverse impact on our future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

We may not have sufficient funds to fully develop our mineral properties or to complete further exploration and development programs.

Current operating cash flows are not sufficient to finance all our exploration programs, development of our mineral properties and corporate costs. In the future, our ability to continue our production, development and exploration activities, if any, will depend on our ability to generate sufficient operating cash flows from the Pirquitas Mine and to obtain additional external financing where necessary. Any unexpected costs, problems or delays at the Pirquitas Mine could severely impact our ability to generate sufficient cash flows and require greater reliance on alternative sources of financing.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our principal properties.

Changes in the market prices of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability and the economic feasibility of our projects depend, in large part, on the market price of silver, gold, zinc and lead. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

—	global or regional consumption patterns;

—	the supply of, and demand for, these metals;

—	speculative activities;

—	the availability and costs of metal substitutes;

—	expectations for inflation; and

—	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

We have incurred losses in the past and may incur losses in the future.

Although we had income from mine operations of $46.1 million and $51.9 million for the years ended December 31, 2012 and 2011, respectively, we have incurred losses in the past and we incurred non-GAAP adjusted net losses after adjustments as reported in note 14 of our management’s discussion and analysis for the year ended December 31, 2012. We may continue incurring losses or generating insufficient cash flows, such that the exploration and development of our other mineral properties will require commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of analyses and recommendations, the rate of operating profits or losses, the execution of any strategic agreements with third parties and our acquisition of additional property interests, many of which are beyond our control. We cannot assure you that we will achieve consistent profitability.

General economic conditions may adversely affect our growth and profitability.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, sovereign debt and government solvency conditions, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

—	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

—	volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;

—	continued recessionary pressures could adversely impact demand for our production and, conversely, inflationary pressures would impact our production costs;

—	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

—	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

Our investment in Pretium may not be fully realizable.

Following the sale of the Snowfield and Brucejack properties to Pretium, we retained a significant continuing ownership interest in Pretium, which is approximately 19.7% of Pretium’s issued and outstanding shares as at the date of this Annual Information Form. We will rely on the performance of Pretium, the market performance of Pretium’s common shares and the liquidity of the market for those shares, in order to realize the full value of our interest. This may reduce our ability to execute our strategy and fund planned exploration and development opportunities.

The sale of our concentrates is subject to counterparty and market risks.

We have entered into supply arrangements to sell silver and zinc concentrates being produced at the Pirquitas Mine to concentrate traders and smelting companies. We cannot assure you that in the future, where necessary, we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honor such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, we cannot assure you that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

We currently conduct operations in Argentina, and have exploration projects in Mexico, Peru, Argentina, Chile, Canada and the United States, and as such we are exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, employee profit-sharing requirements, foreign exchange controls, restrictions on repatriation of profits, import and export regulations, cancellation or renegotiation of contracts, changing fiscal regimes and uncertain regulatory environments, fluctuations in currency exchange rates, high rates of inflation, changes in royalty and tax regimes, including the elimination of tax exemptions, underdeveloped industrial and economic infrastructure, unenforceability of contractual rights and judgments and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could adversely affect our business.

The regulatory environment in Argentina continues to provide a challenging cost environment, especially with inflation at elevated levels. For example, on October 26, 2011, the Federal Government of Argentina announced that future export revenues derived from mining operations in Argentina must be repatriated to Argentina and converted into Argentine currency prior to being distributed either locally or overseas. The distribution of earnings overseas requires Argentine currency to be converted into foreign currency for repatriation. A bank transaction tax of 0.6% applies to the conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

Additionally, in April 2012, the Federal Government of Argentina expropriated 51% of the equity interest in Yacimientos Petroliferos Fiscales (“YPF”), Argentina’s largest oil and gas company, from the Spanish company Repsol S.A. (“Repsol”), without payment of any compensation. Argentina’s President claimed that control of YPF was vital to the Argentinean national interest because Repsol had drained YPF instead of investing the money needed by YPF to meet domestic demand for fuel. Repsol disputes the claim and has said that it intends to seek full compensation. It remains to be seen what effect the nationalization of YPF will have on other industries in Argentina and the future of foreign investment in Argentina.

We may be subject to a 10% export tax on production from the Pirquitas Mine.

We entered into the Fiscal Agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the DNA levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates pending the decision of the courts. The Federal Court of Appeal (Salta) upheld the injunction in December 2012; however, the Federal Government has appealed this decision to the Federal Supreme Court of Argentina. The Federal

Government has also appealed the refund we claimed for the export duties paid before the injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed.

As of December 31, 2012 the Pirquitas Mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the injunction, we have not been paying export duties on silver concentrate but continue to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2012, we had accrued a liability totaling $35.8 million.

While we are of the view that the export duty levied on the Pirquitas Mine has no legal merit, there is no assurance that we will be successful in the Federal Court of Argentina or that we will not have to pay the full amount of the export duties going forward, as well as those that have accrued since September 29, 2010, plus interest and penalties. In the event that we are unsuccessful, this would negatively impact our financial position.

We follow Canadian disclosure practices concerning our Mineral Reserves and Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.

Our mineral resource estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report Measured, Indicated and Inferred Resources. In the United States, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Cautionary Notice Regarding Mineral Reserve and Mineral Resource Estimates.”

Our estimates of Mineral Reserves and Mineral Resources are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

There are numerous uncertainties inherent in estimating quantities of Mineral Reserves and grades of mineralization, including many factors beyond our control.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the Mineral Reserves and grades of mineralization on our properties. Until ore is actually mined and processed, Mineral Reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. For example, on November 9, 2011, we announced a reduction to the Mineral Reserves and Mineral Resources estimates for the Pirquitas Mine, which shortened the anticipated mine life. We cannot assure you that:

—	Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate; or

—	mineralization can be mined or processed profitably.

Any material changes in Mineral Reserves estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our estimates of Mineral Reserves and Mineral Resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported Mineral Reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, including estimates made in the 2012 Pitarrilla Technical Report, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be legally and economically exploited. Estimates of Mineral Reserves, Mineral Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

—	establish Mineral Reserves through drilling and metallurgical and other testing techniques;

—	determine metal content and metallurgical recovery processes to extract metal from the ore; and

—	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we cannot assure you that we will successfully acquire additional commercially mineable (or viable) mineral rights.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

We have revenue from a single operation.

We transitioned from exploration and development to production, generating initial revenue from operations at the Pirquitas Mine in 2010. Other than the Pirquitas Mine, which achieved commercial production on December 15, 2009, all of our properties are in the exploration or development stage. With the exception of our Pitarrilla and San Luis Projects we have not defined or delineated any Proven or Probable Mineral Reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that become commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties, and we may need to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control, including:

—	the metallurgy of the mineralization forming the mineral deposit;

—	the geological structures and formations of the deposit and host rock;

—	market fluctuations for metal prices;

—	the proximity and capacity of natural resource markets and processing equipment; and

—	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We require further permits in order to conduct our current and future operations, and delays in obtaining or failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including continued production at the Pirquitas Mine, and further exploration, development and commencement of production on our other mineral properties, including the Pitarrilla Project and the San Luis Project, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot assure you that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although we make provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge our future obligations for these costs. Violations of environmental, health and safety laws are subject to civil sanctions, and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental stewardship is one of our top priorities, we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect our business, results of operations or financial condition.

Under certain environmental laws we could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at our current, former and future properties, at nearby properties, or at other third-party sites where our wastes may have migrated or been disposed. We could also be held liable for damages to natural resource resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our operating and exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

—	control dispersion of potentially deleterious effluents; and

—	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Mining is inherently risky and subject to conditions and events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

—	unusual or unexpected geological formations;

—	metallurgical and other processing problems;

—	metal losses;

—	environmental hazards;

—	power outages;

—	community relations problems;

—	labor disruptions;

—	industrial accidents;

—	periodic interruptions due to inclement or hazardous weather conditions;

—	flooding, explosions, fire, rockbursts, cave-ins and landslides;

—	mechanical equipment and facility performance problems; and

—	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We are subject to significant governmental regulations.

The operation of the Pirquitas Mine, as well as our exploration and development activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

—	environmental protection;

—	the management and use of toxic substances and explosives;

—	the management of natural resources;

—	the exploration of mineral properties;

—	exports;

—	insurance restrictions;

—	import restrictions;

—	exchange controls;

—	price controls;

—	taxation and mining royalties;

—	labor standards and occupational health and safety, including mine safety;

—	employee profit-sharing arrangements;

—	anti-corruption and anti-bribery statutes; and

—	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or restrict or delay the exploration and development of our properties.

We are subject to anti-corruption laws.

We are subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Argentina, Peru, Mexico or any other jurisdiction in which we may conduct business, and we cannot assure you that our employees or other agents will not engage in such prohibited conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. We have an anti-corruption policy and internal controls and procedures intended to address compliance and business integrity issues and we train our employees on anti-bribery compliance on a global basis. However, despite careful establishment and implementation we cannot assure you that these or other anti-bribery, anti-fraud or anti-corruption policies and procedures are or will be sufficient to protect against fraudulent and/or corrupt activity. In particular, we, in spite of our best efforts, may not always be able to prevent or detect corrupt or unethical practices by employees or third parties, such as sub-contractors or joint venture partners, which may result in reputational damage, civil and/or criminal liability (under the Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act or any other relevant compliance, anti-bribery, anti-fraud or anti-corruption laws) being imposed on us.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.

Greenhouse gases (“GHGs”) are emitted directly by our operations, as well as by external utilities from which we purchase power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which we operate. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalized by 2015. These, or future, measures could require us to reduce our direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply our operations. We could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements. For example, Australia implemented a carbon trading scheme commencing in July 2012, with a fixed carbon price through July 2015. Other countries, including South Africa, Brazil and the United States, have passed or are considering GHG trading or tax schemes, and/or other regulation of GHG emissions, though the precise impact on our operations cannot yet be determined.

In addition, our operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage our property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

Our properties may be subject to uncertain title.

We cannot assure you that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, we may not have, or may not be able to obtain or economically obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in us not being compensated for our prior expenditures relating to the property.

In addition, certain of our properties are located in areas that were and are inhabited by indigenous people. If historical artifacts or archaeological sites are discovered on or near our properties, we may be prohibited or restricted from developing or mining our mineral properties or be required to relocate or preserve such findings.

Our insurance coverage does not cover all of our potential losses, liabilities and damages related to our business and certain risks are uninsured and uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all of the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Civil disobedience in certain of the countries where our properties are located could adversely affect our business.

Acts of civil disobedience are common in certain of the countries where our properties are located. In recent years, many mining companies have been the targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. We cannot assure you that there will be no disruptions to site access in the future, which could adversely affect our business.

Some of our operations are subject to significant safety and security risks.

We currently conduct operations in Argentina and have additional exploration projects in Mexico, Peru and other countries. As a result, we are exposed to various levels of safety and security risks which could result in injury, damage to property, work stoppages, or blockades of our mining operations. Some of our operations, including the Pitarrilla Project, are also located in areas where Mexican drug cartels operate. Risks and uncertainties vary from region to region and include, but are not limited to: terrorism, hostage taking, local drug gang activities, military repression, labor unrest and war or civil unrest. Local opposition to mine development projects could arise and such opposition may be violent. If we were to experience resistance or unrest in connection with our operations at the Pirquitas Mine or planned operations at the Pitarrilla Project, it could have a material adverse effect on its operations and profitability.

We may be required by human rights laws to take actions that delay the advancement of our projects.

Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our cash and cash equivalents primarily in U.S. dollars, Canadian dollars and Argentine pesos. Our revenues are in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Mexico, Peru, Chile and Canada or other countries where we carry out exploration or development activities against the U.S. dollar will increase our costs of carrying on operations in such countries. With the operation of the Pirquitas Mine, our costs denominated in Argentine Pesos have increased over past levels, and we therefore have greater exposure to Argentine currency fluctuations. In addition, any decrease in the Canadian dollar or Argentine peso against the U.S. dollar will result in a loss on our books to the extent we hold funds in those currencies. As a result, our financial performance and forecasts may be significantly impacted by changes in foreign exchange rates.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and the cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past six years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and the cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties.

We compete with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater Mineral Reserves than us, for the acquisition of mineral claims, leases and other mineral interests.

We are dependent on our ability to recruit and retain qualified personnel and we could be subject to potential labour unrest or other labour disturbances.

The mining industry as a whole is experiencing a skills deficit and we continue to see increased competition for qualified skilled personnel at all of our operations/projects.  The Pirquitas Mine will also be subject to these pressures and could increase costs of operating the mine or result in delays; to date we have not experienced any shortfalls or delays as a result of personnel. Expatriate employees will also be required in the early stages of the Pitarrilla Project. If we are unsuccessful in acquiring necessary additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Production at the Pirquitas Mine is dependent upon the efforts of our employees and our relations with them. In addition, relations with our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship with our employees may have a material adverse effect on our business, financial condition and results of operations. We could be subject to labour unrest or other labour disturbances in respect of the Pirquitas Mine, which could, while ongoing, have a material adverse effect on our business. For example, in March 2013 we experienced a temporary work stoppage at the Pirquitas Mine for 36 hours due to union activity.

Import restrictions on equipment or supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our operations at the Pirquitas Mine. The Argentinian Government has introduced measures requiring local sourcing of equipment and supplies wherever possible. The shortage or poor quality of supplies, equipment and parts as a result of such restrictions could have a material adverse effect on our ability to carry out operations and therefore limit production or increase the cost thereof.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain suitable replacements for them or additional highly skilled employees required for the operation of the Pirquitas Mine and our other activities may have a material adverse effect on our business and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

During our six most recent fiscal years, we documented and tested our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Changes in the interpretation of deferred strip cost reporting standards could adversely affect our results of operations and profitability.

On January 1, 2012, we adopted IFRIC 20 as our strip cost reporting standard. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. While we believe that our interpretation of IFRIC 20 is valid, we cannot assure you that it will be the accepted industry standard once IFRIC 20 is adopted and interpreted by more companies. If we are required to change our interpretation of IFRIC 20 as a result of developments in industry practice, our results of operations and profitability may be adversely affected.

We are subject to credit risk through our significant VAT receivable balance collectible from the government of Argentina.

We are subject to credit risk through our significant value added tax (“VAT”) balance that is collectible from the government of Argentina. Due to legislative rules and a complex collection process, the Argentine VAT receivable is classified as non-current until it is approved by the government; thereafter, it is reclassified to current as we have greater certainty of the ability to collect within twelve months. As of December 31, 2012, our non-current VAT receivable balance was $35.8 million. Legislative changes in Argentina in October 2012 have further tightened controls over the VAT collection process and could have a negative impact on our ability to recover outstanding VAT balances.

We are subject to increased regulatory compliance costs relating to the Dodd-Frank Act.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act. If we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Dodd-Frank also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. In December 2011, the SEC approved amendments to its rules implementing the mine safety disclosure requirements contained in the Dodd-Frank Act. This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect our business results. We may also need to incur additional costs and invest additional resources, including management’s time, in order to comply with new regulations and additional reporting and disclosure obligations.

Some of our directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. Currently, John Smith, our Chief Executive Officer, serves as a director of Pretium, and, as of the date of this Annual Information Form, we own approximately 19.7% of Pretium’s outstanding common shares. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We are subject to claims and legal proceedings that arise in the ordinary course of business.

We are subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us. We carry liability insurance coverage and establish reserves for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

Enforcement of judgments or bringing actions outside of Canada or the United States against us and our directors and officers may be difficult.

A substantial part of the assets of the Company are located outside of Canada and the United States and certain of the directors and officers of the Company are resident outside of Canada.  In addition, the Company is organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of its directors and officers are not citizens or residents of the United States.  As a result, it may be difficult or impossible to (i) enforce judgments granted by a court in Canada against the Company’s assets or its directors or officers residing outside of Canada, (ii) enforce in courts outside the United States judgments against the Company and its directors and officers obtained in the United States or (iii) bring in courts outside the United States an original action against the Company and its directors and officers to enforce liabilities based upon U.S. laws. See “Enforceability of Civil Liabilities.”

An event of default under our outstanding convertible notes may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing our outstanding convertible notes, we have made various covenants to the trustees on behalf of the holders of such notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding convertible notes. We will make similar covenants under the indenture governing the notes offered hereby.

If there is an event of default under our convertible notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on our cash resources, which could inhibit our ability to further our exploration and development activities.

Risks Related to our Common Shares

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities (including through the sale of additional securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. Since January 1, 2009, the trading price of our common shares on the Nasdaq Global Market has ranged from a low of US$10.06 per share to a high of US$35.94 per share and on the Toronto Stock Exchange (“TSX”) has ranged from a low of C$10.18 per share to a high of C$34.17 per share. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases on developments at the Pirquitas Mine, the Pitarrilla Project and our other properties, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Notice Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our common shares, regardless of our operating performance. The variables which are not directly related to our success and are, therefore, not within our control, include other developments that affect the market for mining company shares, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

DIVIDENDS

We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future.  See “Risk Factors”.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares, without par value, of which 80,747,767 common shares were issued and outstanding as at December 31, 2012.  In addition, we had 2,023,563 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of C$20.49 per share, as at December 31, 2012.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.

In the event of our liquidation, dissolution or winding-up or other distribution of our assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by our board of directors. See “Dividend Policy.”

Any alteration of the rights attached to common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

In March 2012, we adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid. A copy of the Rights Plan is available under our profile on SEDAR at www.sedar.com.

Stock Options

Stock options to purchase our securities are granted to our employees and, prior to July 1, 2008, directors on terms and conditions acceptable to the regulatory authorities in Canada. At our annual general meeting held on May 11, 2011, our shareholders approved a stock option plan that reserves 8.5% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 8.5% of our issued and outstanding shares, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the board of directors and (f) the minimum exercise price for a stock option is equal to the greater of the (i) closing price of our shares on the Toronto Stock Exchange on the day preceding the date of grant; and (ii) the volume weighted average trading price of the our common shares on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

The number of stock options and the number of common shares subject to such stock options granted to officers and senior management as a group, to directors who are not officers or senior management as a group and employees and consultants as a group are set out below as at December 31, 2012. The exercise price of the stock options is stated in Canadian dollars.

Outstanding Stock Options

Optionholders	Number of Options Outstanding	Exercise Price	Expiry Date
Officers and Senior Management	20,000	$11.50	December 11, 2018
	100,000	$14.17	August 27, 2019
	179,223	$15.41	January 18, 2019
	50,000	$15.64	November 17, 2018
	500,000	$17.38	August 13, 2020
	150,000	$17.47	January 31, 2019
	74,300	$23.14	January 27, 2018
	26,667	$23.57	May 15, 2019
	85,000	$24.61	December 14, 2019
	127,500	$24.41	December 16, 2019(1)
	10,000	$28.78	March 9, 2018
	150,000	$28.98	March 28, 2018
	12,500	$36.14	December 18, 2012(2)
Directors who are not Officers or Senior Management	150,000	$29.02	August 7, 2013
	28,000	$36.14	December 18, 2012(2)
Employees and Consultants	26,801	$11.50	December 11, 2018
	54,334	$24.41	December 16, 2019
	10,000	$17.38	August 13, 2020
	10,000	$26.55	November 12, 2020
	9,900	$23.14	January 27, 2018
	42,500	$28.78	March 9, 2018
	20,000	$26.42	August 18, 2018
	50,000	$15.64	November 17, 2018
	16,338	$15.41	January 18, 2019
	43,000	$15.15	March 17, 2019
	50,000	$11.68	May 16, 2019
	15,000	$12.73	August 17, 2019
	12,500	$36.14	December 18, 2012(2)
Total:	2,023,563
Notes:
(1)
Pursuant to the terms of a transition agreement between us and a previous member of management, 95,000 options were scheduled to expire during a blackout and therefore, in accordance with the terms of our stock option plan, were expired post blackout on January 25, 2013.

(2)	These options were scheduled to expire during a blackout and therefore, in accordance with the terms of our stock option plan, were expired post blackout on January 25, 2013.

Convertible Notes

2.875% Convertible Senior Notes due 2033

In January 2013, we issued US$250 million aggregate principal amount of 2.875% convertible senior notes due 2033.  We closed an additional $15 million aggregate principal amount of 2.875% convertible senior notes due 2033 on February 13, 2013 pursuant to the partial exercise of the over-allotment option granted to the initial purchasers. The 2013 Notes were issued pursuant to an indenture dated as of January 16, 2013 (the “2013 Indenture”).

The 2013 Notes bear interest at 2.875% payable semi-annually in arrears on February 1 and August 1 of each year and are convertible by holders into our common shares, based on an initial conversion rate of 50 common shares per

US$1,000 principal amount of 2013 Notes, at any time up to and including the second business day immediately preceding March 1, 2033, subject to earlier redemption or purchase.

We may not redeem the 2013 Notes before February 1, 2018, except in the event of certain changes in Canadian tax law.  On or after that date but before February 1, 2020, we may redeem all or part of the 2013 Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide notice of redemption exceeds 130% of the conversion price in effect on each such trading day.  The redemption price will be equal to the sum of (1) 100% of the principal amount of the 2013 Notes to be redeemed, (2) accrued and unpaid interest, if any, to, but excluding, the redemption date, and (3) a “make-whole premium”, payable in cash, equal to the present value of the remaining scheduled payments of interest that would have been made on the 2013 Notes to be redeemed had they remained outstanding until February 1, 2020.

On or after February 1, 2020, we may redeem the 2013 Notes, in whole or in part, for cash equal to 100% of the 2013 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Holders may require us to purchase all or a portion of their 2013 Notes on each of February 1, 2020, February 1, 2023, and February 1, 2028 for cash at a purchase price equal to 100% of the principal amount of the 2013 Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

In the event of a fundamental change (as defined in the 2013 Indenture), we are required to offer to purchase all of the outstanding 2013 Notes at a purchase price in cash equal to 100% of the principal amount of the 2013 Notes to be purchased, plus any accrued and unpaid interest, if any, to, but excluding, the purchase date.

The 2013 Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness.  The 2013 Notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables.  The 2013 Indenture does not restrict us from incurring further indebtedness including secured indebtedness.

The 2013 Indenture requires us to comply with certain reporting and other non-financial covenants.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are listed on the Nasdaq Global Market and the TSX under the trading symbols “SSRI” and “SSO,” respectively. The following table sets out the market price range and trading volumes of our common shares on the Nasdaq Global Market and the TSX for the periods indicated.

Nasdaq Global Market

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)
2012	December	$15.53	$12.83	15,786,160
	November	$15.67	$12.50	14,554,295
	October	$16.50	$14.15	13,047,140
	September	$16.92	$14.51	25,789,612
	August	$15.20	$12.06	20,808,584
	July	$13.17	$10.50	16,104,984
	June	$13.38	$10.54	18,252,862
	May	$14.75	$10.06	24,167,343
	April	$15.53	$12.93	14,983,302
	March	$17.51	$14.23	22,399,829
	February	$18.34	$15.68	19,168,420
	January	$18.14	$14.12	23,490,314

Toronto Stock Exchange

Year		High	Low	Volume
		$(C)	$(C)	(no. of shares)
2012	December	$15.28	$12.74	2,896,199
	November	$15.62	$12.54	3,375,859
	October	$16.16	$13.82	2,764,073
	September	$16.53	$14.17	5,424,470
	August	$15.05	$12.09	3,140,427
	July	$13.21	$10.75	4,227,078
	June	$13.59	$10.91	3,378,836
	May	$14.58	$10.18	4,739,594
	April	$15.43	$12.91	3,228,483
	March	$17.24	$14.25	6,031,394
	February	$18.14	$15.69	4,442,913
	January	$18.09	$14.37	4,447,042

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

The following table lists those of our securities that to our knowledge are held in escrow or subject to a contractual restriction on transfer as of the date of this Annual Information Form.

Designation of class	Number of securities that are subject to a contractual restriction on transfer	Percentage of class
Common Shares(1)	178,000	0.22
Note:
(1)
In connection with our issuance of the 2013 Notes, we and certain of our directors and officers specified by the initial purchasers agreed not to transfer our common shares, or securities convertible into or exchangeable or exercisable for our common shares, for a period of 90 days from the offering of the 2013 Notes.  The restriction ends on April 11, 2013.  The depository for the 2013 Notes is the Depository Trust Company.

DIRECTORS AND EXECUTIVE OFFICERS

The names, positions or offices held with us, province/state and country of residence, and principal occupation of our directors and executive officers as at March 14, 2013 are set out below. In addition, the principal occupations of each of our directors and executive officers within the past five years are disclosed in their brief biographies.

As at March 14, 2013, our directors and executive officers as a group, beneficially owned, directly or indirectly, or exercised control or direction over 175,000 of our common shares, representing approximately 0.22% of our issued and outstanding shares.

The term of our directors expires at the annual general meeting of shareholders where they can be nominated for re‐election. The officers hold their office at the discretion of the board, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.

Directors

A.E. Michael Anglin – California, U.S.A. (Director since August 7, 2008; Independent)

Mr. Anglin is the Chair of our Corporate Governance and Nominating and Compensation Committees, and a member of our Audit and Safety and Sustainability Committees. Mr. Anglin has been a member of our board of directors since August 2008. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College London in 1977 and attained a Master of Science degree from Imperial College London in 1985. Mr. Anglin spent 22 years with BHP Billiton Ltd. (“BHP Billiton”), most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008. As a senior executive at BHP Billiton and as our interim CEO, Mr. Anglin (i) was involved in analysis, reviews and decisions involving financial statements, accounting policies and changes to accounting policies, (ii) worked with auditors, both internal and external, on reviewing financial statements, tax statements and internal controls and had ultimate responsibility for their outcomes, and (iii) reported to Risk Management and Audit Committees on relevant issues.

Richard C. Campbell – British Columbia, Canada (Director since August 7, 2008; Independent)

Mr. Campbell is the Chair of our Safety and Sustainability Committee and a member of the Corporate Governance and Nominating and Compensation Committees. Mr. Campbell has been a member of our board of directors since August 2008. Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969. He spent the following 32 years with British Petroleum (“BP”), most recently serving as President of BP Alaska before retiring in 2001. Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.

Gustavo A. Herrero – Buenos Aires, Argentina (Director since January 8, 2013; Independent)

Mr. Herrero was appointed to the Board of Directors in January 2013 and is a member of our Audit Committee and our Corporate Governance and Nominating Committee.  He is the Executive Director of the Latin America Research Center (LARC) for Harvard Business School, located in Buenos Aires. Prior to joining the LARC in 1999, he was the Chief Executive Officer of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero serves on the Board of Directors of Zucamor S.A. in Buenos Aires and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He sits on the advisory boards of business schools in Brazil, Venezuela, Peru and Argentina. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Richard D. Paterson – California, U.S.A. (Director since August 7, 2008; Independent)

Mr. Paterson is the Chair of our Audit Committee and the Chair of our Compensation Committee. Mr. Paterson has been a member of our board of directors since August 2008. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Steven P. Reid – British Columbia, Canada (Director since January 8, 2013; Independent)

Mr. Reid was appointed to our Board of Directors in January 2013 and is a member of our Compensation Committee and our Safety and Sustainability Committee.  He has over 35 years of international business experience, including senior leadership roles in Mexico and South America. He held the position of Chief Operating Officer of Goldcorp Inc. ("Goldcorp") from January 2007 until his retirement in September, 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology.

John Smith – British Columbia, Canada (Director since August 6, 2010; Not Independent)

Mr. Smith is our President and Chief Executive Officer and a member of our board of directors. He is responsible for our day to day operations as well as strategic planning and the raising of capital to fund our operations. We have employed Mr. Smith as our President since August 2010 and have entered into an employment agreement with him. Mr. Smith has over 30 years of varied experience in the resources industry. He started his career in the North Sea oil industry and spent the 18 years prior to joining Silver Standard with BHP Billiton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia. He has worked in various operational, strategic, M&A, and commercial roles within BHP Billiton, including over three years as CEO of the BHP Billiton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees. Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production. He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA from Aberdeen University (Distinction).

Peter W. Tomsett - British Columbia, Canada (Director since November 7, 2006; Independent)

Mr. Tomsett is the Chair of our Board and a member of our Corporate Governance and Nominating Committee. Mr. Tomsett has been a member of our board of directors since November 2006. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from Imperial College London. Mr.

Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation.

Officers

Ron Burk - British Columbia, Canada

Mr. Burk is our Vice President, Exploration.  He has over 20 years of experience as a professional geologist, and has designed and supervised exploration programs in Canada, Mexico, Peru, Argentina and Brazil. Prior to joining Silver Standard as Chief Geoscientist in 2004, he spent 15 years working for Teck Resources as a geologist in various international projects. Mr. Burk holds a Bachelor of Geological Engineering from the University of Toronto and a Master of Science in Engineering from Queen's University.

W. John DeCooman - British Columbia, Canada

Mr. DeCooman is our Vice President, Business Development and Strategy. His experience prior to joining Silver Standard in 2009 includes over 15 years of mining project finance and advisory responsibilities at Candente Resource Corporation, Deutsche Bank, Alex Brown and Standard Bank, as well as corporate positions in finance, business development and exploration. Mr. DeCooman holds a Bachelor of Science degree from The Pennsylvania State University and a Master of Science degree from the Colorado School of Mines.

Keenan Hohol - British Columbia, Canada

Mr. Hohol is our Vice President, Legal and General Counsel. Prior to joining Silver Standard, he was Vice President, Interim General Counsel and Corporate Secretary of Walter Energy Inc. (“Walter Energy”). Prior to that he served as the Vice President of Legal, Canadian and European Operations for Walter Energy, Global Head of Legal for Western Coal Corporation until its acquisition by Walter Energy, General Counsel – Minerals Exploration for BHP Billiton, and was in private practice with several global law firms, including Fasken Martineau DuMoulin (Vancouver), Cravath Swaine & Moore (New York), and Baker & McKenzie (Toronto and Kyiv). Mr. Hohol holds a Juris Doctor degree from the University of British Columbia, and M.A. and B.A. (special) degrees from the University of Alberta.

Gregory J. Martin - British Columbia, Canada

Mr. Martin has served as our Senior Vice President and Chief Financial Officer since January 2012. Before joining Silver Standard, Mr. Martin served as Vice President, Business Development and Treasurer for NovaGold Resources Inc. Prior to that, Mr. Martin held executive financial roles with Finning International Inc., Zincore Metals Inc. and Placer Dome Inc. Mr. Martin is a Certified General Accountant, holds an MBA from the University of Western Ontario’s Ivey School of Business and is a graduate of the University of British Columbia with a B.A.Sc. in Civil Engineering.

Alan N. Pangbourne - British Columbia, Canada

Mr. Pangbourne is our Senior Vice President, Projects.  Before joining Silver Standard, Mr. Pangbourne was the Vice President Projects, South America, at Kinross Gold Corporation.  Prior to this, he held a number of senior project roles at BHP Billiton, including President and Chief Operating Officer of Cerro Matoso, BHP Billiton’s nickel business in Colombia. He was also the Projects Director for BHP Billiton’s Uranium Division, which includes the Olympic Dam Expansion, and Project Manager for BHP Billiton’s Spence copper project in Chile. Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.

Andrew Sharp - British Columbia, Canada

Mr. Sharp is our Vice President, Technical Services. He has over 25 years of experience in the mining industry covering 8 countries and 5 continents. Prior to joining Silver Standard, Mr. Sharp held positions with Great Panther, Pan American Silver, Ok Tedi Mining and Worsley Alumina among others. Over the last 15 years he has held management roles in the areas of mine engineering, grass roots and brown fields exploration, metallurgical studies and plant design, UG mining, open cut mining, and site general management.  His later experience has centered on site management roles and project evaluation. Mr. Sharp graduated with honors from the Kalgoorlie School of Mines with a degree in mine engineering.

David L. Smith - British Columbia, Canada

Mr. Smith has served as our Vice President, Human Resources since December 2009. Prior to joining Silver Standard, Mr. Smith held the position of Director of Human Resources – Russia for Kinross Gold Corporation. Mr. Smith has also held management positions with Barrick Gold Corporation and Motorola Inc. Mr. Smith holds a Bachelor of Arts degree from Brock University.

Edward Kirwan - British Columbia, Canada

Mr. Kirwan is our Vice President, Environment and Community Relations. He has over 28 years of experience in the mining industry, of which 20 years were spent in the environmental field. Prior to joining Silver Standard, Mr. Kirwan was the VP-Environmental at KGHM International for 7 years. During his career, he has been involved in the permitting, development, management, and closure of mines as well as community relations and sustainable development in 10 countries on four continents. Mr. Kirwan obtained his Bachelor of Science in Environmental Science (Biology Emphasis) from Northern Arizona University.

Standing Committees of the Board

There are currently four standing committees of our Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Safety and Sustainability Committee.  The following table identifies the members of each of these committees:

BOARD COMMITTEE	COMMITTEE MEMBERS	STATUS
Audit Committee	Richard D. Paterson (Chair) A.E. Michael Anglin Gustavo A. Herrero	Independent Independent Independent
Compensation Committee	Richard D. Paterson Richard C. Campbell Steven P. Reid	Independent Independent Independent
Corporate Governance and Nominating Committee	A.E. Michael Anglin Richard C. Campbell Gustavo A. Herrero Peter Tomsett	Independent Independent Independent Independent
Safety and Sustainability Committee	Richard C. Campbell A.E. Michael Anglin Steven P. Reid	Independent Independent Independent

Code of Ethics

We have adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct” (the “Code of Conduct”), that applies to our principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct is available for viewing on our website at www.silverstandard.com.

In 2012, there were no waivers, including implicit waivers, or amendments granted from any provision of our Code of Conduct.

Cease Trade Orders or Bankruptcies

No director or executive officer of ours is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Silver Standard), that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

Other than as disclosed below, no director or executive officer of Silver Standard, or a shareholder holding a sufficient number of our securities of Silver Standard to affect materially control of Silver Standard:

(i)
is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Silver Standard) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)
has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Paterson was a director of a private company, Propex Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in 2008.

Penalties or Sanctions

No director or executive officer of Silver Standard, or a shareholder holding a sufficient number of our securities to affect materially the control of Silver Standard, has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding Silver Standard.

Conflicts of Interest

Certain of our directors and officers are directors or officers of other natural resource or mining related companies.  As of the date of this Annual Information Form, John Smith, our Chief Executive Officer, serves as a director of Pretium and we own approximately 19.7% of Pretium’s outstanding common shares.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

AUDIT COMMITTEE

The Audit Committee has the responsibility of, among other things, recommending our independent auditor to the Board; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of our annual and quarterly financial results and management discussion and analysis and overseeing the establishment of “whistle-blower” and related procedures. The full text of the Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

All members of the Audit Committee are independent and considered to be financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”).  The members of the Audit Committee are: Richard D. Paterson (Chair), Gustavo A. Herrero and A.E. Michael Anglin.

For more information regarding relevant education and experience for Messrs. Paterson, Herrero and Anglin, see “Directors and Executive Officers”.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by our auditors for the fiscal year ended December 31, 2012 have been pre-approved by our Audit Committee.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
2012	$514,929	$61,000	--	--
2011	$523,495	$105,709	--	--
Notes:
(1)	The aggregate audit fees billed.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
(5)	All audit and non-audit services performed by the external auditor during our two most recently completed financial years were pre-approved by the Audit Committee.

LEGAL PROCEEDINGS

We entered into the Fiscal Agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the DNA levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates pending the decision of the courts. The Federal Court of Appeal (Salta) upheld the injunction in December 2012; however, the Federal Government has appealed this decision to the Federal Supreme Court of Argentina. The Federal Government has also appealed the refund we claimed for the export duties paid before the injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed.

As of December 31, 2012 the Pirquitas Mine has paid $6.6 million in export duties against which it has filed for recovery. In accordance with the injunction, we have not been paying export duties on silver concentrate but continue to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2012, we had an accrued liability totaling $35.8 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income (Loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2012, or before the last financial year but still in effect, are as follows:

1.	Shareholder Rights Plan Agreement dated March 9, 2012 between Silver Standard Resources Inc. and Computershare Investor Services Inc.; and

2.	2013 Indenture.

Copies of the above material contracts are available under our profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

The following persons referred have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, our financial year ended December 31, 2012: Andrew W. Sharp, BEng., FausIMM, Jeremy D. Vincent, B.Sc. (Hons), P.Geo., Kelly G. Boychuk, MBA, P.Eng., Dawn H. Garcia, P.G., C.P.G., Gilles Arseneau, Ph.D., P.Eng., Wardrop Engineering Inc., Warwick S. Board, P.Geo., R. Bruce Kennedy, P.E., Trevor J. Yeomans, B.Sc. (Hons), ASCM, P.Eng., Christopher E. Kaye, FAusIMM, Clinton Strachan, P.E., Steve L. Milne, P.E., Michael J. Lechner, P.Geo., Donald F. Earnest, P.G., Robert M. Robb, P.E., James A. McCrea, B.Sc., P. Geo., Mark G. Stevens, CPG, Snowden Mining Industry Consultants Inc., C. Stewart Wallis, P. Geo. and Roscoe Postle Associates Inc.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or the property of any of our associates or affiliates. The foregoing persons held an interest in either less than 1% or none of our securities or the securities of any associate or affiliate of ours when they prepared the reports, the Mineral Reserves estimates and the Mineral Resources estimates referred to herein and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of our securities or the securities of any associate or affiliate of ours in connection with the preparation of such reports or estimates. Neither the aforementioned persons, other than Andrew W. Sharp, Jeremy D. Vincent, Kelly G. Boychuk, Trevor J. Yeomans and R. Bruce Kennedy (each an employee of ours), nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.

PricewaterhouseCoopers LLP, Chartered Accountants, provided an auditor’s report dated February 28, 2013 in respect of our financial statements for the year ended December 31, 2012.  PricewaterhouseCoopers LLP has advised us that they are independent with respect to Silver Standard in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general meeting of shareholders held on May 9, 2012.

Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012, which are available under our profile on the SEDAR website at www.sedar.com.

Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.

Dated March 15, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“John Smith”

John Smith
President and Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Silver Standard Resources Inc. (“Silver Standard”) to assist the Board in monitoring:

(1)	the integrity of the financial statements of Silver Standard;

(2)	the independent auditor’s qualifications and independence;

(3)	the performance of Silver Standard’s internal audit function and independent auditors; and

(4)	the compliance by Silver Standard with legal and regulatory requirements.

Committee Membership

The members of the Committee shall be appointed by the Board.  The Committee shall be composed of not less than three members of the Board.  Each member of the Committee shall be “independent” in accordance with applicable law, including the rules and regulations of the Securities and Exchange Commission, the rules of the Nasdaq Stock Market and the instruments of the Canadian Securities Administrators, or available exemptions therefrom.  All of the members of the Committee shall also meet the experience requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations of the Securities and Exchange Commission.  At least one member of the Committee shall be a “financial expert” as defined by the Securities and Exchange Commission, unless otherwise determined by the Board.

The Chair of the Committee shall be designated by the Board.  Committee members serve at the pleasure of the Board, and Committee members may be replaced by the Board.

Meetings

The Committee shall meet as often as it determines, but not less frequently than quarterly, unless otherwise determined by the Board.

Meetings may be with representatives of the independent auditors, and appropriate members of management, all either individually or collectively as may be required by the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Committee will report periodically its findings and recommendations to the Board.

Committee Authority and Responsibilities

Responsibilities and powers of the Committee include:

—	Annual review and revision of this Charter as necessary with the approval of the Board.

—
Determining, as a committee of the Board, the selection, appointment, evaluation, fees and, if necessary, replacement of the independent auditors, subject to the approval of the shareholders of Silver Standard.

—	Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Committee.

—
Ensuring that the auditors report directly to the Committee and are made accountable to the Committee and the Board, as representatives of the shareholders to whom the auditors are ultimately responsible.

—
Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Silver Standard and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. The Committee will report to the Board its conclusions on the independence of the auditors and the basis for these conclusions.

—
Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

o	bookkeeping or other services related to the accounting records or financial statements of Silver Standard;

o	financial information systems design and implementation;

o	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

o	actuarial services;

o	internal audit outsourcing services;

o	management functions or human resources;

o	broker or dealer, investment adviser or investment banking services;

o	legal services and expert services unrelated to the audit; and

o	any other services which the Public Company Accounting Oversight Board and Canadian Public Accountability Board determine to be impermissible.

—
Preapproving any permissible non-audit engagements of the independent auditors, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) (see Appendix B) of the Exchange Act which are approved by the Committee prior to the completion of the audit.

—	Meeting with the auditors and financial management of Silver Standard to review the scope of the proposed audit for the current year, and the audit procedures to be used.

—	Reviewing with management and the independent auditors:

o
Silver Standard’s annual financial statements and related footnotes, management’s discussion and analysis and the annual information form, for the purpose of recommending approval by the Board prior to its release, and ensuring that:

▪	management has reviewed the audited financial statements with the Committee, including significant judgments affecting the financial statements;

▪	the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee;

▪
the Committee has received the assurance of both financial management and the independent auditors that Silver Standard’s financial statements are fairly presented in conformity with Canadian generally accepted accounting standards (“GAAP”), and as of

2011, the International Financial Reporting Standards (“IFRS”) in all material respects, including a reconciliation of significant measurement differences between Canadian and United States GAAP;

o	Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit; and

o	Other matters related to the conduct of the audit that are to be communicated to the Committee under GAAP or IFRS, as applicable.

—	Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Silver Standard.

—
Establishing procedures: (i) for receiving, handling and retaining of complaints received by Silver Standard regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

—	Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

—
Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Silver Standard.

—	Assessing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.

—	Ensuring that the disclosure of the process followed by the Board and its committees, in the oversight of Silver Standard’s management of principal business risks, is complete and fairly presented.

—	Reviewing of confirmation of compliance with Silver Standard’s policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

—
Reviewing with financial management and, to the extent it deems necessary or appropriate, the independent auditors interim financial information for the purpose of recommending approval by the Board prior to its release.

—
At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

—	Setting clear hiring policies for employees or former employees of the independent auditors.

—
Ensuring the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

—	Engaging independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

—
Reporting annually to the shareholders in Silver Standard’s Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

—
Discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding Silver Standard’s financial statements or accounting policies.